FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of August 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2009
2.	Confirmation Letter
3.	Management’s Report on Internal Control Over Financial Reporting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 28, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

On June 30, 2009, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2009 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act.

Information furnished on this form includes;

I.	Executive summary of the Annual Securities Report, and

II.	English language translation of certain items disclosed in the Annual Securities Report.

EXHIBIT I

Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Fiscal Year Ended March 31, 2009

Notes:

1.	Translation for the underlined items are attached to this form as below.

2.	The U.S. dollar amounts, which are not displayed in the Annual Securities Report (“annual report”), are included solely for the convenience of the reader and have been translated at the rate of ¥99.15 = U.S. $1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2009. This translation should not be construed to imply that the Yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

EXHIBIT II

PART I    Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2005	2006	2007	2008	2009
Total revenue (Mil yen)	1,126,237	1,792,840	2,049,101	1,593,722	664,511
Net revenue (Mil yen)	799,190	1,145,650	1,091,101	787,257	312,627
Income (loss) from continuing operations before income taxes (Mil yen)	204,835	445,600	321,758	(64,588)	(779,046)
Net income (loss) (Mil yen)	94,732	304,328	175,828	(67,847)	(708,192)
Shareholders’ equity (Mil yen)	1,868,429	2,063,327	2,185,919	1,988,124	1,539,396
Total assets (Mil yen)	34,488,853	34,694,679	35,577,511	25,236,054	24,837,848
Shareholders’ equity per share (Yen)	962.48	1,083.19	1,146.23	1,042.60	590.99
Net income (loss) per share (Yen)	48.80	159.02	92.25	(35.55)	(364.69)
Net income (loss) per share—diluted (Yen)	48.77	158.78	92.00	(35.57)	(366.16)
Shareholders’ equity as a percentage of total assets (%)	5.4	5.9	6.1	7.9	6.2
Return on shareholders’ equity (%)	5.18	15.48	8.28	(3.25)	(40.15)
Price/earnings ratio (times)	30.74	16.51	26.61	—	—
Cash flows from operating activities from continuing operations (Mil yen)	(360,780)	(565,214)	(1,627,156)	(647,906)	(712,629)
Cash flows from investing activities from continuing operations (Mil yen)	(103,443)	(4,678)	(533,813)	(102,019)	(98,905)
Cash flows from financing activities from continuing operations (Mil yen)	448,531	829,219	1,568,703	942,879	999,760
Cash and cash equivalents at end of the year (Mil yen)	585,115	991,961	410,028	507,236	613,566
Number of staffs	14,390	14,932	16,854	18,026	25,626
[Average number of temporary staffs, excluded from above]	[3,410 ]	[3,498 ]	[3,766 ]	[4,576 ]	[4,997 ]

(Notes)

1	The selected financial data were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Due to the retroactive application of Financial Accounting Standard Board’s Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSB FIN 39-1”), we have reclassified the “Total assets” and “Shareholders’ equity as a percentage of total assets” for the years ended March 31, 2006, 2007, and 2008. The amounts previously reported are as follows:

Year ended March 31	2006	2007	2008
Total assets (Mil yen)	35,026,035	35,873,374	26,298,798
Shareholders’ equity as a percentage of total assets (%)	5.9	6.1	7.6

3	Price/earnings ratio (times) is not stated for the years ended March 31, 2008 and 2009 due to net loss.

4	Effective with the year ended March 31, 2007, cash flows from loans receivable at banks were reported as investing activities which had been in prior years classified as operating activities and cash flows from deposits received at banks were reported as financing activities which had been in prior years classified as operating activities. All prior year amounts have been reclassified to conform to the current year presentation. The amounts previously reported are as follows:

Year ended March 31	2005	2006
Cash flows from operating activities from continuing operations (Mil yen)	(278,929)	(566,327)
Cash flows from investing activities from continuing operations (Mil yen)	(121,824)	27,439
Cash flows from financing activities from continuing operations (Mil yen)	385,061	798,215

5	In accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from the operations that were reclassified to discontinued operations during the year ended March 31, 2006 are separately reported as income from discontinued operations, and such amounts of the previous year was not significant.

6	In accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” cash flows from the operations that were reclassified to discontinued operations during the year ended March 31, 2006 are separately reported as cash flows from discontinued operations. The reclassification have been made in “Cash flows from investing activities from continuing operations” and “Cash and cash equivalents at end of the year” ended March 31, 2005. The amounts previously reported are as follows:

Year ended March 31	2005
Cash flows from investing activities from continuing operations (Mil yen)	(32,564)
Cash and cash equivalents at end of the year (Mil yen)	724,637

7	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.

8	Certain contract employees who were previously included in temporary staff are included in Number of staffs for the year ended March 31, 2008. Such numbers previously reported have been reclassified to conform to the current year presentation. The numbers previously reported are as follows:

	2005		2006		2007
Number of staffs	14,344		14,668		16,145
[Average number of temporary staffs, excluded from above]	[3,563	]	[3,779	]	[4,434	]

9	With the application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”, all investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings commencing from the fiscal year ended March 31, 2008.

(2)	Selected stand alone financial data for the latest five fiscal years

Year ended March 31,	2005	2006	2007	2008	2009
Operating revenue (Mil yen)	269,600	220,699	340,886	419,649	340,071
Ordinary income (Mil yen)	179,408	131,282	207,221	246,231	127,181
Net income (loss) (Mil yen)	148,113	17,878	158,235	53,985	(393,712)
Common stock (Mil yen)	182,800	182,800	182,800	182,800	321,765
Number of issued shares (1,000 shares)	1,965,920	1,965,920	1,965,920	1,965,920	2,661,093
Shareholders’ equity (Mil yen)	1,485,538	1,446,649	1,475,328	1,423,661	1,244,082
Total assets (Mil yen)	3,010,792	3,627,776	4,438,039	4,449,810	3,681,507
Shareholders’ equity per share (Yen)	764.88	758.96	772.51	740.17	466.99
Dividend per share (Yen)	20.00	48.00	44.00	34.00	25.50
The first quarter	—	—	8.00	8.50	8.50
The second quarter	10.00	12.00	8.00	8.50	8.50
The third quarter	—	—	8.00	8.50	8.50
The end of a term	10.00	36.00	20.00	8.50	—
Net income (loss) per share (Yen)	76.26	9.34	82.97	28.27	(202.62)
Net income per share—diluted (Yen)	76.21	9.32	82.59	28.07	—
Shareholders’ equity as a percentage of total assets (%)	49.3	39.9	33.2	31.7	33.1

Return on shareholders’ equity (%)	10.38	1.22	10.84	3.74	(29.95)
Price/earnings ratio (times)	19.67	281.05	29.59	52.71	—
Payout ratio (%)	26.23	513.92	53.03	120.27	—
Dividend on shareholders’ equity (%)	2.61	6.32	5.69	4.60	4.00
Number of staffs	7	19	21	52	52
[Average number of temporary staffs, excluded from above]	[—]	[—]	[—]	[—]	[—]

(Notes)

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

2	Nomura Holdings, Inc. (hereinafter “the Company”) started quarterly dividend payments from the fiscal year ended March 31, 2007.

3	Dividend per share figures in the columns of the second quarters as of the fiscal year ended March 31, 2005 and 2006 represent interim dividend.

4	No dividend per share information is provided at the end of term of the year ended March 31, 2009, as there was no dividend.

5	Number of staffs represents staffs who work at the Company.

6	The Company adopted the “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Corporate Accounting Standards No. 5) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Corporate Accounting Standards No. 8) for presentation of Net Assets in the Balance Sheet from the fiscal year ended March 31, 2007.

7	No Net income per share – diluted information was provided, as there was Net loss per share, although there are dilutive shares for the year ended March 31, 2009.

8	No Payout ratio or Dividend on shareholder’s equity information was provided due to the net loss for the year ended March 31, 2009.

3. Business Overview.

Nomura Holdings, Inc. and its 318 consolidated subsidiaries and variable interest entities primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of placement and distribution, arrangement of private placement, asset management and other broker-dealer business and financing. There are also 15 companies accounted for under the equity method as at March 31, 2009.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust and Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research

JOINVEST Securities Co., Ltd.

Nomura Healthcare Co., Ltd.

Private Equity Funds Research and Investments Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Derivative Products, Inc.

Nomura America Mortgage Finance, LLC

Nomura Financial Holding America, LLC

Nomura Global Financial Products Inc.

NHI Acquisition Holding Inc.

Instinet Incorporated

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Investment Banking (Middle East) B.S.C. (Closed)

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

Nomura Capital Markets plc

Nomura Asia Holding N.V.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Malaysia Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Nomura Financial Advisory and Securities (India) Private Limited

Nomura Asia Investment (India Powai) Pte. Ltd.

Nomura Services India Private Limited

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Daiko Clearing Services Corporation

Capital Nomura Securities Public Company Limited

Item 2. Operating and Financial Review

1. Operating Results.

You should read the following discussion of our operating and financial review and prospects together with Item 1 “Selected Financial Data” of this annual report and our consolidated financial statements included elsewhere in this annual report. Operating results for the year ended March 31, 2007 are based on our consolidated financial information submitted on June 28, 2007, and certain reclassifications of reported amounts have been made to conform to the current year presentation. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under “Risk Factors” and elsewhere in this annual report.

Business Environment

Japan

Corporate earnings started to weaken from around mid-2007 as the U.S. subprime loan (mortgages to individuals with low credit standing) crisis sapped business confidence and high energy and materials prices weighed down profits. The Japanese economy started to slow as a result, with the weakness centering on capital expenditure. On top of this, the September 2008 collapse of a US investment bank resulted in a global credit crunch that had a further marked impact on the world economy and exacerbated the slowdown in exports. As a consequence, Japan’s industrial production fell 12.7% year-on-year in the fiscal year ended March 2009, marking the largest decline since the start of the current data series. The economic contraction had a dramatic impact on employment, leading in turn to a worsening in the household income environment. This caused the deterioration in domestic consumer spending to accelerate toward the end of 2008.

Corporate earnings had expanded for the six straight years spanning the fiscal year ended March 2003 to the year ended March 2008. From the start of the year ended March 2009, however, a downward trend in profits rapidly took hold. Concerns about recession in Japan and overseas combined with financial market turbulence to push down the U.S. dollar and share prices, which together with high energy and raw material prices weighed on Japanese corporate earnings. We estimate that recurring profits at the major companies (NOMURA 400 components) fell by approximately 60% year-on-year in the year ended March 2009. Processing sectors such as automobiles and electrical machinery and precision equipment were major contributors to the earnings deterioration.

The stock market had been trending downward since around mid-2007, and there were further and substantial declines during the year ended March 2009. The downward trend accelerated amid the turmoil in the U.S. and other overseas stock markets and the consequent weakening of the U.S. dollar, and as the global credit squeeze that started in September heightened concerns about recession. The Tokyo Stock Price Index, or TOPIX, which is a broad index for the Japanese equity market, fell below the previous post-bubble low of March 2003. The TOPIX had lost about 29% in the fiscal year ended March 2008, falling from 1,713.61 points at the end of March 2007 to 1,212.96 points at the end of March 2008, furthermore in the year ended March 2009 it fell by approximately 36% to finish the year at 773.66 points. This marked the largest decline in a single fiscal year since the index was first devised, despite there having been a modest rebound toward the end of the fiscal year as concerns about recession eased. The Nikkei Stock Average lost approximately 35%, falling from ¥12,525.54 at the end of March 2008 to ¥8,109.53 at the end of March 2009.

Yields on newly issued 10-year Japanese government bonds fell below 1.3% at the end of March 2008, as funds shifted to government bonds amid increasing global financial market turbulence. Share prices settled down moving toward June, and bond yields briefly rebounded to more than 1.8% on concerns about inflation triggered by rising crude oil prices. Approaching the end of the year, however, bond yields fell once again, dipping below 1.2% as the global credit crunch led to increased risk aversion and as share prices fell further. Shares started to rally again at the end of the fiscal year, and bond yields were above 1.3% at the end of March 2009.

On the foreign exchange markets, the global financial market turbulence that began in the U.S. had a major impact. At the end of March 2008, the yen was trading at the ¥99 level against the U.S. dollar and the ¥157 level against the euro. The markets calmed down for a while moving toward August, and expectations for monetary tightening in Europe saw the yen fall at one point to the ¥110 level against the U.S. dollar and the ¥169 level against the euro. However, from September the yen strengthened against all the major currencies as the global credit crunch once again came to the fore and as investors sought to avoid the risks associated with the U.S. and European economies. In December the yen was trading at the ¥87 level against the U.S. dollar, its highest level since 1995, and in January it reached the ¥112 level against the euro. As excessive concerns about the U.S. and European economies receded, the yen then corrected to finish the fiscal year at the ¥98 level against the dollar and the ¥130 level against the euro.

Overseas

Among the economies of the leading industrialized nations, the impact of the slowdown in economic growth in the United States from the second half of 2007 spread to the economies of Europe, raising the prospect of simultaneous economic contraction. International commodity prices trended upward until around mid-2008 as investors sought vehicles for their funds, but fell sharply heading toward the end of the year owing to the global credit crunch and concerns about recession. Various policies were implemented in a bid to head off a global recession, including aggressive interest rate cuts in the U.S. and Europe that were aimed at avoiding further financial market turmoil, the recapitalization of banks using public funds, and fiscal measures. In China, too, the authorities adopted monetary easing policies and took aggressive fiscal action to boost domestic demand.

After slowing to 2.0% in 2007, US real GDP growth declined to 1.1% in 2008. The US economy moved into recession in 2008, and there were three consecutive quarters of negative real GDP growth through the first quarter of 2009. There was a substantial drop in housing investment as house prices fell and financial institutions adopted risk-averse lending stances. In addition, the financial situation for households and companies deteriorated sharply due to the global credit shortage from September, and domestic demand was depressed as a result. Although there has been a slight upturn in sentiment on the expected benefits of monetary easing and the tax cuts and public works projects that were implemented in a bid to spur domestic demand, there have been no clear signs of an economic recovery.

The Federal Reserve Board, or FRB, implemented a string of rate cuts from the second half of 2007 in response to the financial market turmoil. The FRB cut the federal funds rate target ten times between September 2007 and December 2008, eventually lowering it to 0–0.25% and effectively introducing a zero interest rate policy. The FRB also commenced quantitative easing, by which it increases the supply of liquidity to financial markets through the purchase of government agency and other bonds, and in this way it intends to continue promoting financial market stability and supporting the economy. The downward trend of the U.S. stock market became more pronounced with the spread of the global credit crunch and economic recession. The Dow Jones Industrial Average stood at 12,262.89 at the end of March 2008, but by the end of March 2009 it had fallen to 7,608.92. The yield on 10-year U.S. Treasuries was at the 3.4% level in March 2008, but falling share prices and aggressive monetary easing implemented by the FRB put downward pressure on yields, which vied with upward pressure arising from concerns about the expanding fiscal deficit. The yield fell to the 2.6% level at the end of March 2009, but recovered and held above the 3% mark thereafter.

European economies also moved into recession in 2008. Real GDP growth in the Eurozone fell to 0.7% in 2008, from 2.6% in 2007. On a quarterly basis, however, growth was negative for three straight quarters, starting in the April–June quarter. The European Central Bank (ECB) lifted its policy rate in July 2008, citing concerns about accelerating inflation. Nevertheless, the increasing risk of global recession from September prompted the ECB to cut its policy rate three times between October and the end of the year and to provide ample liquidity to the financial markets. The decline in European stock markets gained momentum as global financial turmoil spread, and the benchmark German stock index (DAX) lost roughly 37% during the year ended March 2009.

While Asian economies other than Japan performed well in 2008 compared with the leading industrialized nations, the economic slowdown began to emerge more clearly in these regions also. Real GDP growth in China fell to 9.0% in 2008, from 11.9% in 2007. This marked the first dip into single-figure growth in six years and prompted the Chinese government to assemble a large-scale stimulus package worth some 13% of nominal GDP.

Executive Summary

Impacted by the turmoil in U.S. and European financial markets triggered by the U.S. subprime loan problem and the rapid spread of the ensuing economic downturn to the entire world including emerging countries, the Japanese economy suffered a dramatic slowdown, particularly in exports, adversely impacted by the appreciation of the yen and the rapid decline in overseas demand, especially in the second half of the fiscal year. This rapid economic slowdown led to deterioration in the employment situation and thus a rapid drop-off in household sector spending. The corporate sector also saw a large drop in revenues due to the rapid economic slowdown in Japan and overseas, and recurring profits among major listed companies are expected to have fallen significantly. After the Tokyo Stock Price Index (TOPIX) marked a high for the period under review in June 2008 at 1,430 points, the market started to decline, and stayed soft even after the rapid decline in September. In March 2009, the TOPIX corrected all the way down to the 700 point level, the lowest point since December 1983. As the global financial crisis continued, the amount of equity financing by listed companies in Japan fell to a 10-year low. Meanwhile, in the bond market, the yield on newly issued 10-year Japanese government bonds rose to the 1.8% range in June 2008, but then dropped to the 1.1% range by the end of 2008, as investors became safety-oriented in response to the global financial market turmoil. The yield subsequently rose to the 1.3% range in March 2009. Amid this environment, we posted significant losses due to a number of factors, including trading losses due to one-off factors, write-downs related to Merchant Banking and illiquid assets such as real estate, expenses related to the acquisition of Lehman Brothers (“Lehman”) operations, and impairment losses of affiliated companies. As a result, net revenue decreased 60% year-on-year to ¥312.6 billion, non-interest expenses increased 28% year-on-year to ¥1,091.7 billion, loss before income taxes was ¥779.0 billion, and net loss was ¥708.2 billion. Consequently, ROE for the full year was negative 40.2%.

In Retail, net revenue for the year ended March 31, 2009 was ¥291.9 billion, down 27% from the previous year, and income before income taxes was ¥18.2 billion, down 85% from the previous year. The overall market slump triggered by the turmoil in the global financial markets led to a decline in brokerage commissions and commissions for distribution of investment trusts. Sales of structured bonds declined as a result of the rapid strengthening of the yen, leading to lower sales credit. Retail client assets have declined to ¥59.3 trillion as of March 31, 2009, due primarily to a decrease in the balance of equity securities as a result of the stock market decline.

In Global Markets, net revenue for the year ended March 31, 2009 was negative ¥157.3 billion and loss before income taxes was ¥574.6 billion. In Global Fixed Income, net revenue was negative ¥217.2 billion due to trading losses in conjunction with the market drop-off as well as the one-off losses in association with the turmoil in global financial markets. In Global Equities, the deterioration in the trading environment due to the market turmoil resulted in a 52% year-on-year decline in net revenue to ¥98.9 billion. Following the acquisition of certain operations of former Lehman Brothers in October 2008, we restructured our organization and business lines, and mostly completed system and other infrastructure integration projects by the end of the fiscal year. In conjunction with such business base expansion, we are starting to see positive results, such as an increase in equities market share and currency trading. Meanwhile, expenses increased due primarily to the acquisition of certain operations of former Lehman Brothers.

In Investment Banking, net revenue for the year ended March 31, 2009 was ¥63.5 billion, down 24% from the previous year, and loss before income taxes was ¥57.4 billion. Net revenue decreased due to the decline in transaction volume in the equity finance reflecting instability across the global stock markets. Meanwhile, expenses increased due primarily to the acquisition of certain operations of former Lehman Brothers.

In Merchant Banking, net revenue for the year ended March 31, 2009 was negative ¥69.9 billion due primarily to unrealized losses of certain investee companies. As a result, loss before income taxes was ¥85.3 billion.

In Asset Management, net revenue for the year ended March 31, 2009 was ¥59.8 billion, down 33% from the previous year, and income before income taxes was ¥7.4 billion, down 78% from the previous year. Net revenue decreased compared to the prior year, due primarily to the reduction in assets under management mainly driven by plunge in the stock market and appreciation of the yen, as well as unrealized losses on pilot funds and seed money for new product development. Deteriorating market conditions due to the slump in stock prices and appreciation of the yen led to a decrease in the outstanding balance of assets under management to ¥20.2 trillion.

Results of Operations

Overview

The following table provides selected consolidated statements of operations information for the years indicated.

The information for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) was derived from the Annual Securities Report to the Financial Instruments and Exchange Act filed on June 28, 2007 and the amounts previously reported have been reclassified to conform to the fiscal year ended March 31, 2009 (from April 1, 2008 to March 31, 2009) presentation.

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues:
Commissions	¥337,458	¥404,659	¥306,803	$3,094
Fees from investment banking	99,276	85,096	54,953	554
Asset management and portfolio service fees	145,977	189,712	140,166	1,414
Net (loss) gain on trading	290,008	61,720	(128,339)	(1,294)
(Loss) gain on private equity investments	47,590	76,505	(54,791)	(553)
Loss on investments in equity securities	(20,103)	(48,695)	(25,500)	(257)
Private equity entities product sales	100,126	—	—	—
Other	67,425	28,185	39,863	402

Total Non-interest revenues	1,067,757	797,182	333,155	3,360
Net interest revenue	23,344	(9,925)	(20,528)	(207)

Net revenue	1,091,101	787,257	312,627	3,153
Non-interest expenses	769,343	851,845	1,091,673	11,010

Income (loss) before income taxes	321,758	(64,588)	(779,046)	(7,857)
Income tax expense	145,930	3,259	(70,854)	(714)

Net income (loss)	¥175,828	¥(67,847)	¥(708,192)	$(7,143)

Return on equity	8.3%	(3.3)%	(40.2)%

Net revenue decreased by 60% from ¥787,257 million for the year ended March 31, 2008 to ¥312,627 million for the year ended March 31, 2009. Commissions decreased by 24%, due primarily to a decline in commissions for distribution of investment trusts, reflecting the overall market slump triggered by the recent turmoil in the global financial markets. Asset management and portfolio service fees also decreased by 26%, due primarily to a decrease in assets under management driven by the plunge in the stock market and the appreciation of the yen. While net gain on trading was ¥61,720 million for the year ended March 31, 2008, we suffered a net loss of ¥128,339 million on trading for the year ended March 31, 2009, due primarily to the recent turmoil in the global financial markets. While we gained ¥76,505 million on private equity investments for the year ended March 31, 2008, we lost ¥54,791 million on such investments for the year ended March 31, 2009 due primarily to unrealized losses of certain investee companies.

Net revenue decreased by 28% from ¥1,091,101 million for the year ended March 31, 2007 to ¥787,257 million for the year ended March 31, 2008. Commissions increased by 20%, due to an increase in stock brokerage commissions resulting from the consolidation of Instinet. Asset management and portfolio service fees also increased by 30%, due primarily to firm sales of newly-launched funds and existing balanced funds. Net gain on trading decreased by 79%, driven primarily by losses from Global Markets. Gain on private equity investments increased by 61% from the previous financial year, due to realized and unrealized gains resulting from the sale and valuation at fair value of investee companies. We recorded losses on our investments in equity securities due to the stagnation of the stock market.

         Net interest revenue was ¥23,344 million for the year ended March 31, 2007, negative ¥9,925 million for the year ended March 31, 2008 and negative ¥20,528 million for the year ended March 31, 2009. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. Net interest revenue for the year ended March 31, 2009 declined by ¥10,603 million from the year ended March 31, 2008. Short-term interest rates declined during the year in major currencies including U.S. dollar and Japanese yen by March 2009, but until the third quarter short-term interest rates in Japanese yen stayed at relatively high level in comparison to the U.S. dollar, which decreased significantly. Together with the continuous decline in demand for structured notes from investors, this has pushed up our financial costs, failing to offset the decline in the gross interest revenue which is due to the general decline in the interest rate level across the globe. However, the rate at which the net interest revenue has deteriorated in the last three quarters has been moderated, as the short-term interest rate markets turmoil has subsided. Net interest revenue for the year ended March 31, 2008 turned negative, declining by ¥33,269 million from the year ended March 31, 2007. Rising short-term interest rates and falling long-term interest rates on the yen affected net interest revenue of the company adversely, causing a general rise in the funding cost and decline in coupon received on bonds. Reorganization of the U.S. business has reduced the volume of U.S. dollar repo transactions, so even though the U.S. dollar yield curve had shifted downward while steepening during the year, the positive impact on net interest revenue was limited.

In our consolidated statements of operations, we include under “Revenue” loss on investments in equity securities. We recorded losses on such investments in the amount of ¥20,103 million for the year ended March 31, 2007, ¥48,695 million for the year ended March 31, 2008 and ¥25,500 million for the year ended March 31, 2009. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, these investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 28% from ¥851,845 million for the year ended March 31, 2008 to ¥1,091,673 million for the year ended March 31, 2009. The increase in non-interest expenses consisted mainly of other expenses and compensation and benefits. Other expenses increased by 67% from ¥156,868 million for the year ended March 31, 2008 to ¥261,339 million for the year ended March 31, 2009, mainly due to impairment losses of affiliated companies. Compensation and benefits increased by 34% from ¥366,805 million for the year ended March 31, 2008 to ¥491,555 million for the year ended March 31, 2009, due primarily to our hiring of some former Lehman Brothers’ employees.

Non-interest expenses increased by 11% from ¥769,343 million for the year ended March 31, 2007 to ¥851,845 million for the year ended March 31, 2008. The increase in non-interest expenses was mainly due to other expenses and commissions and floor brokerage, offset by private equity entities cost of goods sold. Private equity entities cost of goods sold was no longer recognized for the year ended March 31, 2008 as a result of deconsolidation of private equity entities with the application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”. Other expenses increased by 48% from ¥106,039 million for the year ended March 31, 2007 to ¥156,868 million for the year ended March 31, 2008, mainly due to an impairment loss for an affiliated company which was included in other expenses. Commissions and floor brokerage increased by 78% from ¥50,812 million for the year ended March 31, 2007 to ¥90,192 million for the year ended March 31, 2008, due primarily to the consolidation of Instinet.

Income before income taxes was ¥321,758 million for the year ended March 31, 2007, and loss before income taxes was ¥64,588 million for the year ended March 31, 2008 and ¥779,046 million for the year ended March 31, 2009.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system targets only national tax. Since April 1, 2004, our domestic statutory tax rate is approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2009 was negative ¥70,854 million, representing an effective tax rate of 9.1% which was significantly below the statutory tax rate of 41%. The most significant factor causing the difference was an increase in the valuation allowance, mainly relating to non-recoverability of losses in certain U.S. and U.K subsidiaries and also future realizable losses in Japan as a result of the review of the future realizable value of the deferred tax assets. Although the increase in the valuation allowance generally has the effect of increasing the effective tax rate, this had the effect of decreasing the rate by approximately 27.7% due to loss from continuing operations. Other significant factors causing the difference was tax benefit recognized on the devaluation of investments in foreign subsidiaries which increased the effective tax rate by approximately 7.6% and also due to different tax rates applicable for foreign subsidiaries which decreased the effective tax rate by 9.9% for the year ended March 31, 2009.

Income tax expense for the year ended March 31, 2008 was ¥3,259 million, representing an effective tax rate of negative 5.0%. The effective tax rate was significantly below the statutory tax rate of 41%. The most significant factor causing the difference was an increase in the valuation allowance, mainly relating to the non-recoverability of losses in certain U.S. subsidiaries and future realizable losses in Japan as a result of the review of the future realizable value of the deferred tax assets. Although the increase in the valuation allowance generally has the effect of increasing the effective tax rate, it resulted in a decreasing effective tax rate for the year ended March 31, 2008 by approximately 166.3% due to loss from continuing operations. Another significant factor causing the difference was tax benefit recognized on the devaluation of investments in foreign subsidiaries. This had the effect of increasing the effective tax rate for the year ended March 31, 2008 by approximately 121.6% due to the same reason described above.

Income tax expense for the year ended March 31, 2007 was ¥145,930 million, representing an effective tax rate of 45.4%. The effective tax rate was above the statutory tax rate of 41%. The difference was mainly due to the following two factors, which had opposite effects. First, the valuation allowance has been increased to reflect several factors, mainly relating to the non-recoverability of losses in certain U.S. subsidiaries and certain Terra Firma investments in Europe as a result of the review of the future realizable value of the deferred tax assets. This had the effect of increasing the effective tax rate for the year ended March 31, 2007 by approximately 11.6%. Second, tax benefit has been recognized on the devaluation of investments in foreign subsidiaries, mainly overseas. This had the effect of decreasing the effective tax rate for the year ended March 31, 2007 by approximately 8.0%.

Net income was ¥175,828 million for the year ended March 31, 2007, and net loss was ¥67,847 million for the year ended March 31, 2008 and ¥708,192 million for the year ended March 31, 2009. Our return on equity was 8.3% for the year ended March 31, 2007, negative 3.3% for the year ended March 31, 2008, and negative 40.2% for the year ended March 31, 2009.

Results by Business Segment

We operate five business divisions: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as reconciling items outside of our segment information. The effects of consolidation and deconsolidation of certain investments in our private equity business were also classified as reconciling items outside our segment information for the year ended March 31, 2007, while there is no reconciling item for the year ended March 31, 2008 and 2009 due to AICPA Statement of Position 07-1 “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”), which resulted in all investments made by investment companies within the scope of the guide being carried at fair value with changes in fair value recognized in our consolidated financial statements. You should read the following segment information in conjunction with Note 21 to our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 21. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Retail

In Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues	¥434,701	¥395,887	¥287,750	$2,902
Net interest revenue	5,417	6,131	4,107	42

Net revenue	440,118	402,018	291,857	2,944
Non-interest expenses	279,253	279,702	273,620	2,760

Income before income taxes	¥160,865	¥122,316	¥18,237	$184

Net revenue for the year ended March 31, 2009 was ¥291,857 million, decreasing 27% from ¥402,018 million for the year ended March 31, 2008. The overall market slump triggered by the turmoil in the global financial markets led to a decline in brokerage commissions and commissions for distribution of investment trusts.

Net revenue for the year ended March 31, 2008 was ¥402,018 million, decreasing 9% from ¥440,118 million for the year ended March 31, 2007. The overall market slump triggered by the turmoil in the global financial markets led to a drop-off in stock subscriptions and purchases as well as weaker sales of investment trusts during the second half of the year, resulting in a decline in brokerage commissions and commissions for distribution of investment trusts. Distribution of newly-launched investment trusts remained robust, especially for bond investment trusts. Sales of structured bonds declined as a result of the rapid strengthening of the yen, leading to lower sales credit. However, sales of foreign currency bonds were strong in the second half of the year.

Non-interest expenses for the year ended March 31, 2009 were ¥273,620 million, decreasing 2% from ¥279,702 million for the year ended March 31, 2008, due primarily to a decrease in compensation and benefits.

Non-interest expenses for the year ended March 31, 2008 were ¥279,702 million, almost at the same level as ¥279,253 million for the year ended March 31, 2007, due primarily to an increase in occupancy and related depreciation due to the expansion of branches offset by a decrease in compensation and benefits.

Income before income taxes was ¥160,865 million for the year ended March 31, 2007, ¥122,316 million for the year ended March 31, 2008, and ¥18,237 million for the year ended March 31, 2009.

The graph below shows the revenue composition by instrument in terms of Retail non-interest revenues for the years ended March 31, 2007, 2008, and 2009.

As described above, revenue composition of investment trusts and asset management decreased from 49% for the year ended March 31, 2008 to 47% for the year ended March 31, 2009, due primarily to a decline in commissions for distribution of investment trusts. Revenue composition of equities increased from 24% for the year ended March 31, 2008 to 26% for the year ended March 31, 2009, due primarily to an overall decrease in the revenue size of total Retail non-interest revenue although revenue from equities decreased reflecting the overall market slump. Revenue composition of bonds and variable annuity insurance unchanged from the previous year.

Retail Client Assets

The following graph shows amounts and details regarding retail client assets at March 31, 2007, 2008, and 2009. Retail client assets consist of customers’ assets held in our custody, and assets relating to the variable annuity insurance products.

Retail Client Assets

Retail client assets decreased by ¥12.9 trillion from ¥72.2 trillion at March 31, 2008 to ¥59.3 trillion at March 31, 2009, due primarily to a decrease in the balance of equity securities as a result of the stock market decline. The balance of our clients’ investment trusts decreased 22% from ¥13.4 trillion at March 31, 2008 to ¥10.4 trillion at March 31, 2009, reflecting net cash inflows by clients of ¥0.1 trillion and market depreciation of ¥3.1 trillion.

Retail client assets decreased by ¥13.0 trillion from ¥85.2 trillion at March 31, 2007 to ¥72.2 trillion at March 31, 2008, due primarily to a decrease in the balance of equity securities. The balance of our clients’ investment trusts decreased 5% from ¥14.1 trillion at March 31, 2007 to ¥13.4 trillion at March 31, 2008, reflecting net cash inflows by clients of ¥1.5 trillion and market depreciation of ¥2.2 trillion.

Global Markets

We have a proven track record of sales and trading bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to institutional investors. In response to the increasingly diverse and complex needs of our customers, we are building up our trading and product origination capabilities to offer superior products not only to institutional investors but also to Retail and Asset Management. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our customers. In Asset Finance, we use our broad customer base at a maximum advantage and offer sophisticated financial solutions for raising capital through real estate and other asset securitization schemes.

We have forged extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These ties enable us to pinpoint what types of products investors are currently looking for and then develop and deliver a line of products that meet their needs.

Operating Results of Global Markets

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues	¥285,088	¥145,192	¥(146,335)	$(1,476)
Net interest revenue	4,940	(49,595)	(10,919)	(110)

Net revenue	290,028	95,597	(157,254)	(1,586)
Non-interest expenses	231,222	321,794	417,387	4,210

Income (loss) before income taxes	¥58,806	¥(226,197)	¥(574,641)	$(5,796)

Net revenue decreased from ¥95,597 million for the year ended March 31, 2008 to negative ¥157,254 million for the year ended March 31, 2009. In Global Fixed Income, net revenue was negative ¥217.2 billion due to trading losses in conjunction with the market drop-off as well as the one-off losses in association with the turmoil in global financial markets. In Global Equities, the deterioration in the trading environment due to the market turmoil resulted in a 52% year-on-year decline in net revenue to ¥98.9 billion. We also wrote down the value of real estate and other illiquid assets and reduced our exposure to illiquid assets. Following the acquisition of certain operations of former Lehman Brothers in October 2008, we restructured our organization and business lines, and mostly completed system and other infrastructure integration projects by the end of the fiscal year. In conjunction with such business base expansion, we are starting to see positive results, such as an increase in equities market share and currency trading.

Net revenue decreased by 67% from ¥290,028 million for the year ended March 31, 2007 to ¥95,597 million for the year ended March 31, 2008. In Global Fixed Income, the environment remained harsh as a global credit crunch sparked by subprime problems hit and the yen appreciated sharply. Net revenue declined due to net write-downs mainly related to increased credit valuation adjustments against monoline insurers (financial guarantors), a realized loss booked on our exit from the U.S. RMBS-related business, and realized and unrealized losses in the U.S. CMBS-related business. In Global Equities although trading revenue from MPOs and equity derivatives declined, revenue increased as Instinet, which was acquired in February 2007, contributed to revenue, order flow for non-Japanese equities expanded, and trading of listed equities contributed to revenue.

Non-interest expenses increased by 30% from ¥321,794 million for the year ended March 31, 2008 to ¥417,387 million for the year ended March 31, 2009, due primarily to the acquisition of certain operations of former Lehman Brothers.

Non-interest expenses increased by 39% from ¥231,222 million for the year ended March 31, 2007 to ¥321,794 million for the year ended March 31, 2008, due primarily to increases in commissions and floor brokerage, other expenses on transactions and compensation and benefits resulting from the consolidation of Instinet.

Income before income taxes was ¥58,806 million for the year ended March 31, 2007, loss before income taxes was ¥226,197 million for the year ended March 31, 2008 and ¥574,641 million for the year ended March 31, 2009.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31
	2007	2008	2009
Nomura’s Share in Japanese Government bond auctions	11%	11%	11%
Nomura’s Share in secondary bond trading	13%	12%	13%

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

	March 31
Stock Market Index	2007	2008	2009
TOPIX	1,713.61	1,212.96	773.66
	(0.8)%	(29.2)%	(36.2)%
Nikkei 225 (“Nikkei Stock Average”)	17,287.65	12,525.54	8,109.53
	1.3%	(27.5)%	(35.3)%

The TOPIX had lost about 29% in the fiscal year ended March 2008, falling from 1,713.61 points at the end of March 2007 to 1,212.96 points at the end of March 2008, furthermore in the year ended March 2009 it fell by approximately 36% to finish the year at 773.66 points. This marked the largest decline in a single fiscal year since the index was first devised, despite there having been a modest rebound toward the end of the fiscal year as concerns about recession eased. The Nikkei Stock Average also lost approximately 35%, falling from ¥12,525.54 at the end of March 2008 to ¥8,109.53 at the end of March 2009. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31
Nomura’s Share in	2007	2008	2009
Total equity trading market in Japan	7%	7%	7%
Off-floor/off-exchange equity trading market in Japan	21%	21%	17%

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities to a diverse range of corporations, financial institutions, sovereigns, investment funds and others. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high profile cross-regional deals as well as deals within each region. We pursue to develop and forge a solid relationship with these clients on a long term basis by offering our extensive resources in a seamless fashion for their bespoke solutions.

Operating Results of Investment Banking

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues	¥97,427	¥81,305	¥62,132	$627
Net interest revenue	1,760	1,804	1,367	13

Net revenue	99,187	83,109	63,499	640
Non-interest expenses	54,783	60,336	120,910	1,219

Income (loss) before income taxes	¥44,404	¥22,773	¥(57,411)	$(579)

Net revenue decreased by 24% from ¥83,109 million for the year ended March 31, 2008 to ¥63,499 million for the year ended March 31, 2009, due primarily to the decline in transaction volume in the equity finance reflecting instability across the global stock markets.

Net revenue decreased by 16% from ¥99,187 million for the year ended March 31, 2007 to ¥83,109 million for the year ended March 31, 2008, due primarily to a marked decline in overall transaction value in the equity finance market, while the M&A-related business remained strong and we maintained our high market share.

Non-interest expenses increased by 100% from ¥60,336 million for the year ended March 31, 2008 to ¥120,910 million for the year ended March 31, 2009, due primarily to the acquisition of certain operations of former Lehman Brothers.

Non-interest expenses increased by 10% from ¥54,783 million for the year ended March 31, 2007 to ¥60,336 million for the year ended March 31, 2008, due primarily to higher compensation and benefits.

Income before income taxes was ¥44,404 million for the year ended March 31, 2007, ¥22,773 million for the year ended March 31, 2008 and loss before income taxes was ¥57,411 million for the year ended March 31, 2009.

The following table shows changes in our market share (value base) in the underwriting market for bonds and equity in Japan.

	Year Ended March 31
	2007	2008	2009
Nomura’s Share in Japanese IPOs	21%	44%	57%
Nomura’s Share in Japanese Public Offerings	40%	42%	24%
Nomura’s Share in Japanese Straight Bonds	14%	16%	16%
Nomura’s Share in Japanese Samurai Bonds	13%	10%	12%

Merchant Banking

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns to us. Our Japanese private equity business has also been developed through investments in funds managed by the Nomura Research & Advisory Co., Ltd. Our principal finance investments in Europe have been primarily managed by Terra Firma, as explained in “Private Equity Business” below.

Operating Results of Merchant Banking

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues	¥77,325	¥74,795	¥(62,319)	$(629)
Net interest revenue	(12,356)	(10,002)	(7,556)	(76)

Net revenue	64,969	64,793	(69,875)	(705)
Non-interest expenses	12,153	11,473	15,398	155

Income (loss) before income taxes	¥52,816	¥53,320	¥(85,273)	$(860)

Net revenue was negative ¥69,875 million for the year ended March 31, 2009, as compared to net revenue of ¥64,793 million for the year ended March 31, 2008, due primarily to unrealized losses of certain investee companies.

In the year ended March 31, 2009, realized gains from investments in Japan were ¥42.0 billion and unrealized losses from investments in Japan were ¥78.0 billion. Realized gains from the Terra Firma Investments were ¥6.7 billion and unrealized losses from the Terra Firma Investments were ¥15.7 billion. Realized gains resulted from the exit of certain retail and service industry investments. Unrealized losses resulted from underperformance of investments in the media, aircraft leasing, waste management and renewable energy sectors.

Net revenue was ¥64,793 million for the year ended March 31, 2008, almost at the same level as ¥64,969 million for the year ended March 31, 2007 due to realized and unrealized gains on the sale of Deutsche Annington and valuation at fair value of Annington in the UK, both Terra Firma Investments, as well as on the sale of our stake in Nomura Principal Finance investee companies, Sliontec and Wanbishi Archives.

In the year ended March 31, 2008, realized gains from investments in Japan from which we exited were ¥16.6 billion and unrealized losses from investments in Japan were ¥21.2 billion. Realized gains from the Terra Firma Investments were ¥69.3 billion and unrealized gains from the Terra Firma Investments were ¥14.3 billion. Investments in the residential real estate sector continued to perform well, leading to a significant uplift.

In the year ended March 31, 2007, realized gains from investments in Japan from which we exited were ¥12.0 billion and unrealized gains from investments in Japan were ¥9.8 billion. Realized gains from the Terra Firma Investments were ¥84.8 billion and unrealized losses from the Terra Firma Investments were ¥28.0 billion. Investments in the residential real estate sector continued to perform well on the back of a buoyant market, leading to a significant uplift. Gains from property related investments were partially offset by the continued underperformance of retail and service industry investments, where falling market share and lower than expected demand for new products and services were the main causes of the net realizable value of these assets being reduced. Further gains were made on utilities assets through refinancing and divestiture.

Non-interest expenses increased by 34% from ¥11,473 million for the year ended March 31, 2008 to ¥15,398 million for the year ended March 31, 2009, due primarily to an increase in professional fees.

Non-interest expenses decreased by 6% from ¥12,153 million for the year ended March 31, 2007 to ¥11,473 million for the year ended March 31, 2008, due primarily to a decrease in professional fees.

Income before income taxes was ¥52,816 million for the year ended March 31, 2007, ¥53,320 million for the year ended March 31, 2008 and loss before income taxes was ¥85,273 million for the year ended March 31, 2009.

Asset Management

We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd., other brokers, banks, Japan Post Bank and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management.

Operating Results of Asset Management

	Year Ended March 31
	2007	2008	2009
	(in millions)
Non-interest revenues	¥85,195	¥84,710	¥56,463	$569
Net interest revenue	2,885	4,031	3,326	34

Net revenue	88,080	88,741	59,789	603
Non-interest expenses	48,702	54,790	52,409	529

Income before income taxes	¥39,378	¥33,951	¥7,380	$74

Note:

The defined contribution pension plan business in the Asset Management segment was integrated into the Other Segment in the second quarter of the year ended March 31, 2009. In the above table, certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue decreased by 33% from ¥88,741 million for the year ended March 31, 2008 to ¥59,789 million for the year ended March 31, 2009, due primarily to the reduction in assets under management mainly driven by plunge in the stock market and appreciating yen, and unrealized losses from pilot funds and seed money for new product development.

Net revenue increased by 1% from ¥88,080 million for the year ended March 31, 2007 to ¥88,741 million for the year ended March 31, 2008, due primarily to an increase in asset management and portfolio service fees partially offset by unrealized losses from pilot funds and seed money for new product development.

Non-interest expenses decreased by 4% from ¥54,790 million for the year ended March 31, 2008 to ¥52,409 million for the year ended March 31, 2009, due primarily to a decrease in compensation and benefits.

Non-interest expenses increased by 13% from ¥48,702 million for the year ended March 31, 2007 to ¥54,790 million for the year ended March 31, 2008, due primarily to compensation and benefits associated with increased headcount and information technology expenses increased due to new investment.

Income before income taxes was ¥39,378 million for the year ended March 31, 2007, ¥33,951 million for the year ended March 31, 2008 and ¥7,380 million for the year ended March 31, 2009.

The following table sets forth assets under management of each principal Nomura entity included under Asset Management as of the dates indicated.

	March 31
	2007	2008	2009
	(in billions)
Nomura Asset Management Co., Ltd.	¥26,489	¥25,591	¥19,993
Nomura Funds Research and Technologies Co., Ltd.	2,980	2,829	1,634
Nomura Corporate Research and Asset Management Inc.	1,462	1,117	1,049
Private Equity Funds Research and Investments Co., Ltd.	—	104	600
Nomura Funds Research and Technologies America, Inc.	309	306	216
MAINTRUST KAG mbH.	337	320	172

Combined total	¥31,577	¥30,268	¥23,663

Total*	¥27,036	¥25,766	¥20,231

*	Overlapping asset amounts among group companies are adjusted in Total.

Assets under management were ¥20.2 trillion as of March 31, 2009, a ¥6.8 trillion decrease from March 31, 2007, and a ¥5.5 trillion decrease from March 31, 2008. The greatest proportion of these assets was managed by Nomura Asset Management with assets under management of ¥20.0 trillion as of March 31, 2009.

The net assets of stock investment trusts decreased at March 31, 2009 compared to the previous year due to deteriorating market conditions and the appreciation of the yen, triggered by U.S. subprime problems. The net assets of bond investment trusts also declined. Assets from institutional clients also declined at March 31, 2009 compared to the previous year, reflecting additional mandates of new product from the domestic pension funds offset by depreciation in assets due to deteriorating market conditions.

Investment trust assets included in assets under management by Nomura Asset Management were ¥13.0 trillion as of March 31, 2009, down ¥4.2 trillion, or 25%, from the previous year, reflecting net cash outflows by clients of ¥0.3 trillion and market depreciation of ¥3.9 trillion. While the balance of many investment trusts decreased under the harsh environment, the sales of Exchange Traded Funds and newly-launched investment trusts in the fourth quarter remains robust. For the year ended March 31, 2008, the balance of investment trusts managed by Nomura Asset Management was ¥17.2 trillion as of March 31, 2008, down ¥1.6 trillion, or 9%, from the previous year, reflecting net cash inflows by clients of ¥1.7 trillion and market depreciation of ¥3.3 trillion.

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated.

Nomura Asset Management’s share of the fund market in Japan

	As of March 31
	2007	2008	2009
Total of publicly offered investment trusts	23%	22%	22%
Stock investment trusts	18%	17%	16%
Bond investment trusts	44%	44%	44%

Other Operating Results

Other operating results include gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments. Please refer to Note 21 to our consolidated financial statements included in this annual report.

Income before income taxes in other operating results was ¥21,020 million for the year ended March 31, 2007, loss before income taxes in other operating results was ¥20,582 million for the year ended March 31, 2008 and ¥64,201 million for the year ended March 31, 2009.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 21 to our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2. Operating and Financial Review, 6. Operating and Financial Analysis, (4) Liquidity and Capital Resources.

(2) Trading Activities

Assets and liabilities for trading purposes

For disclosures relating to the assets and liabilities for trading purposes, please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, Note 3, “Fair value of financial instruments” as well as Note 4, “Derivative instruments and hedging activities”.

Risk management of trading activity

Value at Risk (VaR) is the tools we use to measure market risk of our trading related business.

1)	Assumption on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2)	Records of VaR

	March 31, 2008 (Bil Yen)	March 31, 2009 (Bil Yen)
Equity	4.2	3.8
Interest rate	4.7	6.7
Foreign exchange	8.0	8.7
Sub-total	16.9	19.2
Diversification benefit	(6.8)	(7.5)

Value at Risk (VaR)	10.1	11.7

	Year ended March 31, 2009
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	13.9	5.9	9.6

2. Current Challenges.

We plan to strategically allocate management resources to grow our client base, improve our market share, and increase profits. In addition, we will proceed with our plans to reduce costs by reengineering our business and increasing operational efficiency.

To achieve our strategic goals, we will implement the following segment-specific measures:

•

In Retail, we will continue to enhance our product and service offerings, which are provided through direct contact, online or via call centers to accommodate customer needs that have become increasingly sophisticated and diverse. We aim to continue being a trusted partner to our clients by providing world-class quality products and services that meet their individual needs.

•

Global Markets will continue to be the product supply hub for the Nomura group. In light of the changing environment in the financial markets, we will focus on delivering high value-added products and solutions to our clients by enhancing our product development expertise in key areas such as derivatives, and making full use of Instinet’s global trading infrastructure. In Global Fixed Income, we will strengthen our global marketing structure and cater to increasing client needs by focusing on flow business in foreign exchange rates, credit and commodities as a core, and structured business to attract solution-oriented clients. We will continue to leverage our increased human capital pool in Asia and Europe. In Global Equities, our goal is to become the top provider of liquidity in markets around the world, by combining our distinct trading facilities. With our enhanced execution tools and research coverage, we aim to become a world-class provider of equity products.

•

In Investment Banking, we are expanding our M&A advisory and corporate financing advisory businesses by way of providing high value-added, bespoke solutions, such as financing and provision of currency and derivative hedging instruments to address the individual needs of each client in each geographic region capitalizing on our execution and industry expertise. Through the integration of former Lehman operations in Asia and Europe, we aim to enhance our presence as a global investment bank centered through synchronizing our established Japanese client base with the global network that provides world-class services, while continuing to build our businesses in Japan.

•

In Merchant Banking, we remain focused on increasing the enterprise value of the companies in which we invest, and achieving optimal or immediate returns on investments by continually weighing exit strategy options. With the continued instability in the global investment environment, we are taking a more cautious approach in new investments and continually reevaluating our investment and exit strategies.

•

In Asset Management, we aim to further increase our competitive advantage in Japan and the rest of Asia, aggressively expanding our investment management capabilities globally. In Japan, we intend to enhance our brand value by providing a diverse range of investment opportunities through various sales channels and by providing comprehensive investment services to existing and new individual and institutional investors. Outside Japan, we aim to expand our client base and increase assets under management by meeting demands of international investors who are looking for investment opportunities in Japan and Asia.

In implementing the initiatives outlined above, we will enhance collaboration between business divisions and bring together the collective strengths of our domestic and international operations to expand and strengthen the financial and capital markets, while also increasing profitability across our group to realize our management objectives and maximize shareholder value.

In addition, we are working to further enhance our management base which supports continued growth. As a global financial institution, we believe that keeping a firm level of capital is important for conducting business, and does not wait for requests from the Bank for International Settlements’ (BIS) Basel Committee on Banking Supervision or from regulators of individual countries. We will keep the options for capital procurement as wide as possible, and will continue to be prepared so that we are able to raise all necessary capital and funds necessary for our operations.

At the same time, we understand that it is necessary to further strengthen our global risk management system. By adopting a proactive, rather than a reactive, risk management approach, top management has been directly engaged in risk management related decision-making. We will continue to strengthen this type of system.

         As our business operations become increasingly diverse, and as our operations and personnel become increasingly international, we recognize the growing importance of compliance. In addition to complying with laws and regulations, we view compliance in a wider context, and will further enhance Nomura group’s overall compliance system. In fiscal 2008, Nomura Securities Co., Ltd., a Nomura Group subsidiary, received an administrative order asking for business improvement concerning our internal controls due to an incident of insider trading, and will continue to work tirelessly to enhance the management framework.

In regard to fundamental policies for the treatment of shareholders holding a quantity of shares that enables them to govern decisions on Company management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of shareholders. Accordingly, the Company has not adopted any so-called takeover defense strategies such as a defense strategy of prior issue of new stock acquisition rights (a rights plan).

In the event of an attempt to take over the Company by parties not appropriate to the business value and common benefit to shareholders, the Corporate Value Enhancement Committee established within the Company would perform research and investigation in regard to the takeover proposal, etc. After an investigatory meeting composed of the Company’s outside directors, the Board of Directors would hold sufficient deliberations, and would reach a conclusion in regard to the best strategy from the viewpoint of shareholders with regard to the value of the business and common benefit to shareholders.

3. Risk Factors.

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cashflow could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment. The discussion below contains future matters that are based on the assessments made as of the date of submission of this report (June 30, 2009), unless noted separately.

Recent financial and credit crises and recessionary economies around the world have had and may continue to have adverse effects on our businesses, financial condition and results of operations

During 2008, particularly the second half of the year, and thereafter, the business environment has been extremely adverse.

Starting in mid-2007 in the United States and Europe, and particularly during the second half of 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in the values of subprime mortgages in the U.S. market, but spread to all mortgage and real estate asset classes, to leveraged bank loans and to nearly all asset classes, including equities.

Market conditions have also led to the failure or merger of a number of prominent financial institutions, including monoline insurers, primarily in the United States. Financial institution failures or problems have resulted in further losses as a consequence of defaults on securities issued by them and defaults under bilateral derivatives and other contracts entered into with such entities as counterparties. The geographic reach of such consequences has extended globally.

In addition, as of March 31, 2009, the United States, large parts of Europe and Japan are all now in a recession in their economies as a whole. Business activity across a wide range of industries and regions is greatly reduced and many companies are in serious difficulty due to the lack of demand for their products or services primarily due to significantly reduced consumer spending as well as the lack of liquidity in the credit markets. Unemployment rates in these jurisdictions have increased significantly.

In response to the current harsh business environment, we are seeking to implement several strategic initiatives, including expanding customer base, focusing on client-driven flow businesses to expand market share, continuing to review and reduce asset size through selective disposition of assets not suited to our business focus, and implementing cost reduction through selective downsizing with concentration on core businesses in the short-term, as well as reengineering of our business processes in the longer-term. As to the latter, we hope to see our service-related firms in India effectively assist our operations to bring about cost reduction and productivity increases group-wide. There can be no assurance, however, that we will be able to carry out any of these strategic initiatives or that, even if they are carried out, they will have the intended effect or will be effective in addressing the difficulties we have or we may have under the then current business environment.

Overall, during 2008 and thereafter, the business environment has been extremely adverse for many of our businesses, and we expect that these conditions will not improve for some time in the future.

We may have difficulty integrating the recently acquired former Lehman Brothers’ operations into our business or achieving the synergy effect or other benefits from the integrated businesses, which may have a material adverse effect on our business, results of operations and financial condition

In October 2008, we acquired Lehman’s operations by way of transfer of the majority of employments in the Asia-Pacific region, as well as the majority of employments in its equities and investment banking businesses in Europe and the Middle East, certain of its fixed income personnel in Europe and its specialized service companies in India, to expand and enhance our wholesale operations. The transactions did not include any trading assets or trading liabilities of Lehman.

We believe that the successful integration of these former Lehman operations into our businesses, and accomplishing the synergy and other benefits from the integrated businesses, will be fundamental to our strategy and our financial success over the coming years. The integration is a complex, time-consuming and costly process. Successful integration of the former Lehman operations and achieving the synergy effects and other benefits from the integrated businesses in a timely manner will involve a number of challenges, risks and uncertainties, including:

•

loss of key former Lehman employees, which risk may be heightened after the payment of retention guarantee bonuses that we have agreed to pay to a number of such employees contingent upon their continued services with us for approximately up to eighteen months from the respective dates of employment;

•

failure, delays or other difficulties in integrating the former Lehman employees with our original employees to form and operate efficiently as a single team, including challenges in reconciling cultural differences and attitudes of our respective employees;

•	temporary or extended disruption of, or deterioration in quality of, our services caused during the integration process;

•	failure to implement effectively our operating standards, controls, policies and procedures; and

•	loss or impairment of relationships with strategic or other business partners.

If we do not successfully integrate the former Lehman operations into our business or achieve the synergy effects and other benefits from the integrated businesses in a timely manner, and as a result, fail to quickly offset the temporary high-cost structure after the Lehman acquisition, our business, results of operations and financial condition may materially suffer.

To the extent that we may be unable to achieve, or experience a delay in achieving, higher earnings to offset those expenses, our results of operations and financial condition may materially suffer in future periods.

We may have to recognize impairment charges with regard to the amount of goodwill and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or certain operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for each of those and similar purchases and acquisitions in conformity with U.S. GAAP, as a business combination, and allocate their acquisition costs to the assets acquired and liabilities assumed, and record the remaining amount as goodwill.

We may have to record impairment charges with regard to the amount of goodwill and intangible assets. Any impairment charges for goodwill or intangible assets we recognize, if recorded, may adversely affect our results of operations and financial condition.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, act of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume and value of securities that we broker for our customers. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income, equity and other markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of assets, including financial derivatives transactions in interest rate, credit, equity, currency, commodity, real estate and other markets, loans and real estate. Fluctuations in the markets where the foregoing assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially unlimited losses. This could result in losses due to the decline in value of the assets we own, although we have worked to mitigate these position risks with a variety of hedging techniques. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the Russian economic crisis in 1998, the terrorist attacks in the U.S. on September 11, 2001, the current global financial and credit crisis originating from U.S. subprime issues since 2007, and the global financial and credit crisis since 2008. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets.

Our businesses have been and may continue to be affected by changes in the levels of market volatility. Certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses. On the other hand, increased volatility, while it can increase trading volumes and spreads, also increases risk as measured by value at risk (“VaR”) and may expose us to increased risks in connection with our market-making and proprietary businesses or cause us to reduce the size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and possess pilot funds for developing financial investment products and invest seed money to setup and preserve financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral this can increase our costs and reduce our profitability and if we are the party receiving collateral this can also reduce our profitability by reducing the level of business done with our clients and counterparties.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount and concentrating in specific assets can enhance our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. We may incur substantial losses due to market fluctuations on asset-backed securities such as commercial mortgage-backed securities.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity and the liquidity of the assets traded in the market. If we cannot properly close out our associated positions, particularly with respect to over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of the global financial and credit crisis in Autumn of 2008, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for the new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of the rise of our own credit risk.

Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of long-term bonds, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

In addition to the above, our ability to borrow in the debt markets could also be impaired by factors that are not specific to us, such as increases in banks’ nonperforming loans which reduce their lending capacity, a severe disruption of the financial and credit markets which, among others, can lead to widening credit spreads and thereby increase our borrowing costs, or negative views about the general prospects for the investment banking, brokerage or financial services industries generally.

We may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall. For example, the term commercial paper market in the United States was effectively closed after the failure of Lehman Brothers in September 2008. In Japan, we also experienced tightening of the commercial paper market toward the year-end of calendar year 2008.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect the liquidity of such assets, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. This could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only the events such as the Russian economic crisis in 1998, the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, and the global financial and credit crisis in Autumn of 2008, in each case resulting in losses to our business, but also more generally the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions, bankruptcy, deliberate acts of fraud, and criminal prosecution with respect to the issuers of our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	decline of prices of securities issued by third parties, or

•

executing securities, futures, currency or derivative trades that fail to settle at the required time due to default by the counterparty, such as monoline insurers (financial guarantors) which are counterparties in credit default swap contracts, or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our finance operations may be damaged if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

Our businesses are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with commercial banks, commercial bank- owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the underwriting business, corporate advisory services in connection with M&A, and retail business.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, the number of business alliances of securities companies with commercial banks have been increasing and non-Japanese commercial banks are setting up major securities subsidiaries by acquiring their company’s stocks. Consolidations of those financial institutions with a view to becoming a conglomerate are also reported as possible. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered is enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking, insurance and other financial services revenues in an effort to gain market share. Our policy to remain independent from commercial banks may result in the loss of market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant opportunities and challenges will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets. As a means to bolster our international operations, we acquired the Lehman’s operations by way of transfer of part of employments in Europe and the Middle East and majority of employments in Asia, and by acquisition of specialized service companies in India in 2008. There can be no assurance, however, that we may successfully integrate the acquired former Lehman operations into our business or achieve the synergy effects or other benefits from the integrated businesses as contemplated.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk which could result in financial losses, disruption in our business, litigation from relevant parties, intervention in our business by the regulatory authorities, or damage to our reputation:

•	Failure to settle securities transactions,

•	Failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to the securities exchanges,

•	Suspension or malfunction of systems, many of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd.,

•	The destruction of our facilities or systems due to large-scale disasters or acts of terrorism, which are beyond anticipation and could not be covered by our contingency plan, or,

•	The disruption in part or all of our business due to pandemic diseases or illnesses, such as avian influenza.

Our business is subject to substantial legal and regulatory risk, to regulatory changes and reputation risk

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputation harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business. For instance, international supervisory framework of regulatory authority in each jurisdiction for large financial institutions has been strengthened recently, requiring each large financial institution more capital adequacy and stringent risk management to secure overall institution’s financial soundness. As we are categorized as such a large financial institution subject to internationally-coordinated-supervision, our business profitability may drastically decrease as a result of responding to such stringent requirements by regulatory authorities.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws, such as the Financial Instruments and Exchange Act of Japan, for materially false or misleading statements made in connection with securities underwriting and offering transactions, potential liability for advice we provide in corporate transactions, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in accordance with the amendments to the Securities and Exchange Law of Japan (which has been renamed as the Financial Instruments and Exchange Act (“FIEA”)), effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business. In addition, in accordance with the recent amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities were partially deregulated. Therefore, we may face increased competition as our competitors will be able to cooperate more closely with their affiliated commercial banks.

Misconduct or fraud by an employee, director or officer, or any third party, could occur and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve, for example, the improper use or disclosure of our or our clients’ confidential information such as insider trading, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to detect or deter misconduct by an employee, director or officer and the precautions we take to detect and prevent misconduct may not be effective in all cases. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme by which to induce our investment, loans, guarantee or any other form of our financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operation, such fraud or any other misconduct may be difficult to prevent or detect. Further, we may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Act on the Protection of Personal Information and rules, regulations and guidelines relating thereto.

Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any tarnishment of our reputation caused by such unauthorized disclosure could lead to a decline in new customers and/or a loss of existing customers, as well as to increased costs and expenses in dealing with any such problems.

Nomura Holdings, Inc. is a holding company and depend on payments from our subsidiaries

Nomura Holdings, Inc. depends on dividends, distributions and other payments from our subsidiaries to fund dividend payments and to fund all payments on our obligations, including debt obligations. Regulatory and other legal restrictions may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that we may need to make payments on our obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We run our private equity business in Japan and outside of Japan. In Japan, fully owned subsidiaries, Nomura Principal Finance Co., Ltd. and Nomura Financial Partners Co., Ltd. make investments mainly in the manufacturing, restaurant industry, tourism industry and financial service sectors. In Europe and Asia, we make private equity investments through fully owned subsidiaries and other consolidated entities which have third party pooling of funds. Due to the deteriorating business performance of these investments and any deterioration in the market conditions of these sectors, our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

Also, we restructured our European private equity business in 2002. Following the restructuring, the investments that were formerly possessed by the “old” Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees (collectively referred to as the “Terra Firma Investments”). Nomura is a passive investor in respect of the Terra Firma investments. The performance of the Terra Firma Investments could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our consolidated statements of operations. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring an impairment loss

We have affiliates and investees, accounted for under the equity method in our consolidated financial statements, whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

4. Significant Contracts

In October 2008, we acquired the majority of Lehman Brothers’ (“Lehman”) Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. We also acquired Lehman’s specialized services companies in India. Financial assets and liabilities were generally not acquired. See Item 5 Financial Information, 1. Consolidated Financial Statements and Other, Note 10, “Business combinations”.

6. Operating and Financial analysis.

(1) Operating and Financial analysis

Please refer to Item 2. Operating and Financial Review “1. Operating Results”. See also “2. Current Challenges” and “3. Risk Factors”.

(2) Critical Accounting Policies and Estimates

Use of estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

We adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS 157”) for financial assets and financial liabilities on April 1, 2008. In addition to defining fair value, SFAS 157 provides guidance on fair value measurements establishes a hierarchy of inputs used in valuations and enhances the disclosure requirements for fair value instruments. It also nullifies the guidance provided by EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF No. 02-3”), which prohibits the recognition of day one gains or losses on financial instruments valued using significant unobservable inputs. Please see Note 2, “Summary of accounting policies: Accounting changes and new accounting pronouncements” in our consolidated financial statements in this annual report for additional information regarding our adoption SFAS 157.

We also adopted SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”) on April 1, 2008 which permits us to apply fair value to additional financial instruments which would otherwise be accounted for under an alternative method, such as amortized cost or the equity method of accounting. We elect fair value under SFAS 159 for certain loans and receivables, equity method investments, structured notes and secured financing transactions. Please see Note 2, “Summary of accounting policies: Accounting changes and new accounting pronouncements” in our consolidated financial statements in this annual report for additional information regarding our adoption SFAS 159.

The majority of our financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statement of operations on a recurring basis. Financial assets which are carried at fair value on a recurring basis are reported in our consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, payables and deposits, Long-term borrowings, and Other liabilities.

In all cases, fair value is determined in accordance with SFAS No.157, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in our principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability. Further information on the determination of fair value is provided in Note 2, “Summary of accounting policies” and in Note 3, “Fair value of financial instruments” to our consolidated financial statements.

Fair value hierarchy

In accordance with SFAS 157, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that we has the ability to access at the measurement date are classified as Level 1.

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability.

Level 3:

Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity’s own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. It is classified as Level 3, if such unobservable inputs in markets have more than insignificant impact on fair value measurement of an instrument.

Financial instruments are classified in the entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. In case that a derivative is valued using a combination of Level 1, 2 and 3 inputs, it would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

As explained above, the valuation of Level 3 financial assets and liabilities are dependent on certain inputs which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Common unobservable inputs include volatility skew and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral in asset-backed securitizations.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data, historical trends, extrapolation from available market data and other information we would expect market participants to use in valuing similar instruments.

The following table presents information about our financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2009 within the fair value hierarchy.

	Billions of yen
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	¥271	¥592	¥606	¥—	¥1,469
Debt securities and loans	6,007	1,401	793	—	8,201
Investment trust funds and other	19	35	6	—	60
Derivatives	638	15,581	1,691	(15,967)	1,943

Loans and receivables(3)	0	8	4	—	12
Other assets	285	54	50	—	389

Total	¥7,220	¥17,671	¥3,150	¥(15,967)	¥12,074

Liabilities:
Trading liabilities
Equities	¥413	¥117	¥1	¥—	¥531
Debt securities	2,355	250	0	—	2,605
Investment trust funds and other	1	—	—	—	1
Derivatives	722	15,192	1,424	(15,724)	1,614

Short-term borrowings(4)(5)	9	28	8	—	45
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	39	485	(81)	—	443
Other liabilities	—	1	—	—	1

Total	¥3,539	¥16,073	¥1,351	¥(15,724)	¥5,239

	Translation into billions of U.S. dollars
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	$2.74	$5.97	$6.11	$—	$14.82
Debt securities and loans	60.58	14.13	8.00	—	82.71
Investment trust funds and other	0.19	0.35	0.06	—	0.60
Derivatives	6.44	157.15	17.05	(161.04)	19.60
Loans and receivables(3)	0.00	0.08	0.04	—	0.12
Other assets	2.87	0.54	0.51	—	3.92

Total	$72.82	$178.22	$31.77	$(161.04)	$121.77

Liabilities:
Trading liabilities
Equities	$4.17	$1.18	$0.01	$—	$5.36
Debt securities	23.75	2.52	0.00	—	26.27
Investment trust funds and other	0.01	—	—	—	0.01
Derivatives	7.28	153.23	14.36	(158.59)	16.28
Short-term borrowings(4)(5)	0.09	0.28	0.08	—	0.45
Payables and deposits(6)	—	0.00	(0.01)	—	(0.01)
Long-term borrowing(4)(5)(7)	0.39	4.89	(0.82)	—	4.46
Other liabilities	—	0.01	—	—	0.01

Total	$35.69	$162.11	$13.62	$(158.59)	$52.83

(1)	Counterparty netting of derivative assets and liabilities in accordance with FASB Interpretation (“FIN”) No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”) and cash collateral netting against net derivatives in accordance with FSP FIN 39-1.
(2)	Includes equity investments that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under SFAS 159.
(3)	Includes loans for which Nomura elected the fair value option under SFAS 159.
(4)	Includes structured notes for which Nomura elected the fair value option under either SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendmend of FASB Statements No. 133 and 140” (“SFAS 155”) or SFAS 159.
(5)	Includes embedded derivatives bifurcated in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS133”) from the structured notes issued. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(6)	Includes embedded derivatives bifurcated in accordance with SFAS 133 from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(7)	Includes secured financing transactions that are accounted for as financings rather than sales in accordance with Statement of Financial Accounting Standards No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). We elected the fair value option under SFAS 159 for these liabilities.

Level 3 Assets and Liabilities

The Level 3 financial instruments include following instruments.

Equities comprised private equity investments in the amount of ¥322 billion ($3.25 billion). Investments to unlisted companies were classified in level 3. Equities also comprised the inventory through Hedge Fund in the amount of ¥130 billion ($1.31 billion). We have developed the business such as issuing structured notes linked to the inventory.

Debt securities and loans comprised bank and corporate bond in the amount of ¥299 billion ($3.02 billion), corporate loan in the amount of ¥213 billion ($2.15 billion), mortgage backed securities and mortgage loans in the amount of ¥246 billion ($2.48 billion). It also comprised certain notes which were illiquid and valued by pricing models. Derivative contracts are aggregated without netting of derivative assets and derivative liabilities by counterparty.

The following is a table of Level 3 financial instruments as a proportion of total financial instruments carried at fair value:

	Billions of yen	Translation into billions of U.S. dollars
	March 31, 2009
Level 3 Financial Assets	¥3,150	$31.77
Deduct: Level 3 Derivative, Liabilities	(1,424)	(14.36)

Net Level 3 Financial Assets (After netting derivative assets and liabilities)	¥1,726	$17.41

Total Financial Assets measured at Fair Value	¥28,041	$282.81
Deduct: Derivative, Liabilities	(17,338)	(174.87)

Net Total Financial Assets measured at Fair Value (After netting derivative assets and liabilities)	¥10,703	$107.94

The proportion of the net Level 3 financial assets in the net total financial assets carried at fair value after netting of derivative assets and liabilities	16%	16%

Private equity business

Please refer to Item 5 Financial Information, 1. Consolidated Financial Statements and Other, Notes to the Consolidated Financial Statements, Note 2, “Summary of accounting policies: Private equity business” and Note 5, “Private equity business”.

Derivative contracts

We use a variety of derivative financial instruments, including futures, forwards, swaps and options, for trading purposes and for non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized through earnings.

Fair value amounts recognized for derivative instruments with which party are concerned to a master netting agreement are offset in the consolidated balance sheet in accordance with FIN 39. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively in accordance with FSP FIN 39-1.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2009
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥633	¥716	$7	$7
OTC derivatives	1,310	898	13	9

	¥1,943	¥1,614	$20	$16

	Billions of yen
	March 31, 2008(1)
	Assets	Liabilities
Listed derivatives	¥52	¥53
OTC derivatives	1,121	737

	¥1,173	¥790

(1)	As FSP FIN 39-1 was retrospectively applied, the above table as of March 31, 2008 reflect such retrospective application.

The fair value of OTC derivative assets and liabilities at March 31, 2008 and 2009 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2009
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥829	¥746	¥846	¥499	¥1,370	¥(2,980)	¥1,310
OTC derivative liabilities	728	643	767	447	1,249	(2,936)	898

	Billions of yen
	March 31, 2008
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)(2)	Total fair value
OTC derivative assets	¥548	¥379	¥518	¥406	¥1,058	¥(1,788)	¥1,121
OTC derivative liabilities	636	414	484	362	934	(2,093)	737

Note:

(1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category. Cash collateral netting against net derivatives in accordance with FSP FIN 39-1 are included.
(2)	As FSP FIN 39-1 was retrospectively applied, the above table as of March 31, 2008 reflect such retrospective application.

The fair value of derivative contracts include adjustments for credit risk, both with regards to counterparty credit risk on positions held and our own credit risk on positions issued.

We realize gain or losses relating to changes in credit risk on our derivative contracts together with the movements of our trading positions, which include derivatives, that are expected to mitigate the above mentioned impacts due to changes in credit risk. We have various such derivative contracts with credit risk including the exposure to monoline insurers (financial guarantors). See “Exposure to monoline insurers (financial guarantors)” on the next page for further information.

We calculated the impact of its own creditworthiness on derivative liabilities, which resulted in revenue of ¥50 billion ($0.50 billion) for the year ended March 31, 2009.

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization and leveraged finance products to which we have certain exposure. We also have exposures to monoline insurers in the normal course of business.

Securitization Products

Our exposure to securitization products mainly consists of Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), and commercial real estate-backed securities. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic location of the underlying collateral as of March 31, 2009.

	March 31, 2009
	Japan	Asia	Europe	America	Total
	(in millions)
Commercial mortgage-backed securities(2)	¥8,069	¥—	¥—	¥2,717	¥10,786
Residential mortgage-backed securities	35,497	—	—	35,786	71,283
Commercial real estate-backed securities	37,708	—	—	—	37,708
Other securitization products	38,773	2,715	7,701	5,148	54,337

Total	¥120,047	¥2,715	¥7,701	¥43,651	¥174,114

Notes:

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under SFAS140, and in which we have no continuing economic exposure.
(2)	We have ¥38,486 million exposure, as whole loans and commitment, to U.S. CMBS-related business as of March 31, 2009.

The following table sets forth our exposure to CMBS by geographical region and external credit rating of the underlying collateral as of March 31, 2009.

	March 31, 2009
	AAA	A	BBB	BB	Not rated	GNMA/GSEs(1)	Total
				(in millions)
Japan	¥4,304	¥97	¥887	¥—	¥2,781	¥—	¥8,069
Americas	1,509	56	35	374	—	743	2,717

Total	¥5,813	¥153	¥922	¥374	¥2,781	¥743	¥10,786

Notes:

(1)	“GNMA” refers to the Government National Mortgage Association. “GSEs” refers to Government Sponsored Enterprises.
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2009.

Exposure to monoline insurers (financial guarantors)

The following table sets forth our notional amounts, gross exposure, counter party risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating in structured credit trading business of Global Markets in Europe. The table does not include the fully reserved or hedged exposures.

	March 31, 2009
Monoline Insurers by Credit Rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and other Adjustments	Net Exposure	CDS Protection(4)
	(in millions)
AAA	$1,276	$248	$94	$154	$—
AA	$256	$123	$13	$110	$11
Non-investment grade	$6,947	$4,868	$4,433	$435	$142

Total	$8,479	$5,239	$4,540	$699	$153

Notes:

(1)	Rating based on Standard & Poor’s or Moody’s Investors Service as of March 31, 2009 depending on which rating is lower.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to adjustments.
(4)	Notional less estimated fair value of CDS protection acquired against the monoline insurers.

        In addition to the above derivatives exposure, Nomura also had $420 million of debt securities at March 31, 2009 guaranteed by monoline insurers, the majority of which are utility bonds. The estimated fair value of the wrap included in the carrying value of these debt securities is not significant.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, We have both funded and unfunded exposures on these transactions.

The following table sets forth our’s exposure to leveraged finance by geographic location of the target company as of March 31, 2009.

	March 31, 2009
	Millions of yen			Translation into millions of U.S. dollars
	Funded	Unfunded	Total	Total
Japan	¥7,967	¥1,895	¥9,862	$100
Europe	74,859	5,601	80,460	811

Total	¥82,826	¥7,496	¥90,322	$911

Accounting Developments

See Note 2, “Summary of accounting policies: Accounting changes and new accounting pronouncements”, in Item 5. Financial Information, 1. Consolidated Financial Statements and Other, 6. Notes to the Consolidated Financial Statements.

(3) Quantitative and Qualitative Disclosures about Market Risk

1. Risk Management

Our group business activities are inherently subject to various risks. Managing those risks is an integral part of management’s responsibilities to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We establish “Structure for Ensuring Appropriate Business” which is a principle, at the Board of Directors. Within this is established the “Structure for Regulations and others regarding Management of Risk Loss”. In accordance with these structures, we are constantly seeking to upgrade the risk management expertise and we are trying to strengthen and promote the risk management.

2. Global Risk Management Structure

Governance

We have independent financial management resources and risk management units (Controller’s Department, Group Finance Department, Group Treasury Department and Group Risk Management Department) headquartered in Tokyo which are responsible for appropriate financial resource allocation and risk management.

Within these units, the Group Risk Management Department assists the Chief Risk Officer (CRO) with implementing the risk management framework and supervising risks. Supervision includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, Group Risk Management Department establishes and enhances all of our risk management policies and rules, gathers necessary information for risk management and implement risk management policies for our global operations. Group Risk Management Department reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by Internal Audit.

We have established a Group Integrated Risk Management Committee (GIRMC) under the Board of Directors and Executive Management Board (EMB). The GIRMC considers significant risk matters including Basel II regulated risk items, matters related to Nomura Group’s debt structure & capital policy, and implementation and updating of important policies and procedures related to risk management. Further, we have established the Global Risk Management Committee under the GIRMC for the management of important positions, market risk, credit risk, risk concentration and strategic risk within the Nomura Group.

Definition and Types of Risk Managed

“Risk” is defined as the possibility of capital impairment due to losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of efficiency and/or effectiveness. We classify risks as “Portfolio risk” (Risk of losses arising from fluctuations and declines in the value of portfolios.) and “Non-portfolio risk”. Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk and Non-portfolio risk consists of Operational Risk and Business Risk. Further, “Portfolio risk” is classified into trading risk and non-trading risk.

In addition to managing each risk, we calculate economic capital for each risk.

Risk Control

Dynamic management of risk is performed within each regional front office business. These units are best placed to respond rapidly and flexibly to changing market conditions and the needs of business in each region. Risk taken and managed in this way is consistent with limits and guidelines which provide a framework for economic capital allocation. This framework consists of higher level economic capital guidelines, links to lower level limits on value-at risk (“VaR”) and other measures appropriate to individual business lines. We set economic capital guidelines for core business units within a business division. We also set limits designed to restrict trading activities to prescribed mandates. The financial management resources and risk management units set and monitor the limits such as risk control limit (various types), credit line, country limit, regulatory capital limit and unsecured funding limit. The Risk Management unit reports ongoing risk status to senior management.

3. Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. We are exposed to this type of risk primarily in connection with our trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly. We measure and manage market risk using VaR on a daily basis. The Risk Management unit reports ongoing market risk status and the results of its analysis to senior management.

VaR

The statistical technique known as Value-at-Risk, or VaR, is one of the tools we use to assess market risk exposure of our trading portfolio. VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in connection with the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

Trading Portfolio Risk

Back-Testing

We compare VaR values with the actual profit and losses in trading portfolio and verify model’s accuracy used in risk measurement. We count the number of actual times that VaR is exceeded and verify whether the number of times is within a predetermined range. If the number of exceptions is greater than the number predicted by the confidence level used for VaR then we examine any necessary adjustments to the VaR parameters and VaR methodology.

Other Measures

In some business lines or portfolios we may use additional measures to control or limit risk taking activity. Measures include sensitivities to small moves in key market parameters, credit portfolio risk measures or the financial impact of large market movements on certain portfolios. Metrics and limits of this type are typically specific to asset types, businesses or strategies and are used to compliment VaR and economic capital measures.

Stress Testing

We also carry out stress testing and scenario analysis. We assess the impact of the occurrence of shock events such as the U.S. sub-prime loan problem on our profit and loss. We verify losses which are over VaR and which are equivalent to the “distribution base”, and verify if the amount of economic capital by division is appropriate. Scenario analysis or limits may also be used at more granular business levels to assess the impact of certain scenarios or limit risk taking within the businesses. Nomura continues to invest in the development of tools to analyze the impact of market stresses on the value of our portfolios.

Model Review

We use pricing models when some of the financial instruments cannot be valued based upon quoted market prices. Such models are used for management of risk positions, such as reporting against limits, as well as for valuation. The global risk management unit reviews the models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about the model’s suitability for valuation and risk management of a particular product.

Non-trading Risk

A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our operating equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥18,528 million as of March 31, 2008 and ¥11,983 million as of March 31, 2009. On March 31, 2008, the TOPIX closed at 1,212.96 points and on March 31, 2009, the TOPIX closed at 773.66 points. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

4. Credit Risk

The framework for the management of our credit risk and investment risk is outlined in the Credit Risk Management Policy approved by the then GEMC (currently EMB).

Credit Risk is defined as the risk of losses arising from decrease or disappearance of asset values, on and off balance sheet, due to deterioration in creditworthiness or default of credit granted entity. Credit Risk includes Issuer Risk and Counterparty Risk.

Investment Risk is defined as the risk of losses arising from decrease or disappearance of position values of investment securities, private equity investment and fund investments. Credit Risk in this Policy includes Investment Risk except as otherwise defined.

Scope of Credit Risk Management

The scope of Credit Risk Management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management

We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

Credit Risk Reporting

The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to CRO, Senior Managing Directors in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement

Credit Risk is quantitatively-measured by a globally unified methodology. Credit Risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to counterparties to derivatives transaction

We measure our credit risk to counterparties to derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are controlled through the risk management units.

We enter into International Swaps and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called master netting agreements) with many of our derivative counterparties. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty. This provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit exposures in our trading-related derivatives as of March 31, 2009 are summarized in the table below, showing as the fair value by counterparty credit rating and by tenor. The credit ratings are internally determined by our credit unit.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives Assets

	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
	(in billions of Yen and millions of U.S. dollars)
AAA	¥87	¥82	¥24	¥58	¥89	¥(58)	¥282	¥2	¥280	$2,824
AA	233	268	392	166	428	(1,086)	401	33	368	3,712
A	356	372	403	256	664	(1,698)	353	146	207	2,088
BBB	27	18	15	15	140	(66)	149	39	110	1,109
BB	10	2	6	1	6	(8)	17	5	12	121
Other(2)	116	4	6	3	43	(64)	108	87	21	212

Sub-total	829	746	846	499	1,370	(2,980)	1,310	312	998	10,066
Listed	425	133	74	1	—	—	633	—	633	6,384

Total	¥1,254	¥879	¥920	¥500	¥1,370	¥(2,980)	¥1,943	¥312	¥1,631	$16,450

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with FSP FIN 39-1 are included.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

5. Operational Risk

The framework for the management of our operational risk is outlined in the Operational Risk Management Policy approved by the GIRMC.

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk. The loss event types which fall under this definition are as follows: (1) Internal Fraud (2) External Fraud (3) Employment Practices and Workplace Safety (4) Clients, Products & Business Practices (5) Damage to Physical Assets (6) Business Disruption and System Failures (7) Execution, Delivery & Process Management

Governance

Operational risk is managed on a day-to-day basis by the business areas through the maintenance of appropriate control environments. In addition, Nomura has a corporate Operational Risk function, as part of the Group Risk Management Department, that is developing a global Basel II compliant framework. We promote this framework under the control of GIRMC.

Framework

        The Nomura group is in the process of implementing a formal Operational Risk Management framework globally that meets the expected standards for a sophisticated global financial institution. The framework is designed to provide shareholder and investor confidence and transparency in our management of operational risk. We are gradually aiming for a Basel II approach to operational risk management.

The operational risk management framework consists of four elements: Identification, Assessment, Control and Monitoring of the risk. We identify the risk by capturing and analyzing internal and external loss data. We assess and control risk appropriately through the analysis of losses and through the implementation of self assessments. We monitor and report operational risk to our senior management. We continually inform and train Nomura group employees in awareness of operational risk and the potential impact to the organization.

As a result of meeting the Basel II requirements, we will be able to respond to and mitigate operational risk, improve our processes and systems, and so contribute to our corporate value.

Nomura group will continue to develop policies and procedures, effective tools and systems in order to implement this framework globally.

(4) Liquidity and Capital Resources.

Liquidity

Overviews

Liquidity is of critical importance to us and other firms in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies to achieve our primary liquidity objective. These include (1) ensuring sufficient long term debt to meet our cash capital needs; (2) maintenance of liquidity portfolios comprising cash and highly liquid unencumbered securities that can be converted into cash to meet our immediate liquidity requirements; (3) diversification of funding sources by currency, products, investor base and maturity in order to minimize reliance on any one source; (4) contingency funding plans and committed, unsecured credit facilities.

The Executive Management Board has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (CFO) has the operational authority and responsibility over Nomura Group’s liquidity management based on the decision made by the Executive Management Board. Global Treasury is responsible for monitoring and managing our liquidity in accordance with policies determined by the Executive Management Board or other decision making bodies.

1. Ensure appropriate funding mix. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This allows us to be able to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the subsidiary level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity between entities.

We routinely issue long term debt in various maturities and currencies to maintain a long term funding surplus, and to also achieve both cost effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements. We therefore seek to maintain an average maturity for vanilla instruments greater than three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 3.98 years as of March 31, 2009. Approximately 80% of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for such calls by indexes are individually set. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 13.53 years as of March 31, 2009. The average maturity of our entire long term debt portfolio including plain vanilla debt securities and borrowings was 7.52 years as of March 31, 2009. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

(1)	Redemption schedule is individually estimated by considering of the probability of redemption. Due to structure bias, we use the probability adjusted by a certain stress.

2. Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base. We believe that maintaining relationships with our investors is critical to our liquidity strategy.

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt is 12.5% of total term debt outstanding as of March 31, 2009.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities.

	March 31
	2008		2009
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1)	¥2,246.4	26.1%	¥1,932.4	23.8%
Short-Term Bank Borrowings	698.7		796.7
Other Loans	86.0		137.4
Commercial Paper	445.9		318.7
Deposit at Banking Entities	327.7		354.6
Certificates of Deposit	16.7		61.0
Bonds and Notes maturing within one year	671.4		264.0
Long-Term Unsecured Debt Total	4,374.5	50.8%	4,646.4	57.2%
Long-Term Deposit at Banking Entities	18.4		24.7
Long-Term Bank Borrowings	1,259.3		1,706.4
Other Loans	145.0		124.0
Bonds and Notes(2)	2,951.8		2,791.3
Shareholders’ Equity	1,988.1	23.1%	1,539.4	19.0%

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.
(2)	Excluding “Long term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (VIE) under FASB Interpretation No. 46-R and “Financial liabilities recognized within long term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with SFAS 140”.

3. Unsecured Funding Management. We manage the overall level of unsecured funding and created internal limits on the additional amount of unsecured funding available across the Firm. The availability of unsecured funding is set by the Executive Management Board and monitored closely by Global Treasury.

Issuance of securities by regulated broker-dealers or banking entities may restrict the availability of liquidity across the Nomura group. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either the parent company or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura group.

4. Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities might not freely move across the Nomura group.

We maintain a liquidity portfolio at Nomura Holdings, Inc. and group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Normal business volatility

(v)	Cash and collateral outflows in the event of a stress event.

As of March 31, 2009, our liquidity portfolio was ¥2,400.5 billion. Our liquidity portfolio is composed of following highly liquid products.

	March 31
	2008	2009
	(in billions)
Liquidity Portfolios	¥2,385.9	¥2,400.5
Cash, Cash Equivalent and Time Deposits	1,265.3	1,150.7
Overnight Call Loans	139.4	45.9
Government Securities	981.2	1,203.9

In addition to the liquidity portfolio, we have ¥907.9 billion of other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2009 was ¥3,308.4 billion—this represented 171% of our total unsecured debt maturing within one year.

	March 31
	2008	2009
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥1,329.2	¥907.9
Liquidity Portfolios	2,385.9	2,400.5

Total	¥3,715.1	¥3,308.4

5. Maintain Committed Bank Facilities. In addition to our Liquidity Portfolio, we maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. Total committed facilities were ¥256.2 billion as of March 31, 2009. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw them. We may occasionally test the effectiveness of our drawdown procedures.

6. Maintain and test Contingency Funding Plan (CFP). We have developed a detailed contingency funding plan. As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura specific events and market-wide. We also have access to operations at central banks such as Bank of Japan and European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important in tool in mitigating contingent risk from market disruptions.

Cash Flow

Cash and cash equivalents as of March 31, 2009, increased by ¥106.3 billion compared to March 31, 2008. For the year ended March 31, 2009, net cash used in operating activities amounted to ¥712.6 billion due primarily to an increase of trading related assets (net of trading related assets and liabilities). Net cash used in investing activities amounted to ¥98.9 billion. Net cash provided by financing activities amounted to ¥999.8 billion due primarily to proceeds received from issuances of stock and long-term borrowings.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2009, were ¥24,837.8 billion, a decrease of ¥398.2 billion compared to ¥25,236.1 billion as of March 31, 2008, reflecting a decrease in collateralized agreements. Total liabilities as of March 31, 2009, were ¥23,298.5 billion, an increase of ¥50.5 billion compared to ¥23,247.9 billion as of March 31, 2008. Total shareholders’ equity at March 31, 2009, was ¥1,539.4 billion, a decrease of ¥448.7 billion compared to ¥1,988.1 billion as of March 31, 2008, due to a decrease in retained earnings offset by the proceeds from a stock issuance.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The Executive Management Board is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses. See Note 18, “Regulatory requirements” in our consolidated financial statements.

Our capital was ¥1,539.4 billion as of March 31, 2009, a decrease of ¥448.7 billion compared with ¥1,988.1 billion as of March 31, 2008. Our leverage ratio as of March 31, 2009 has increased to 16.1 times from 12.7 times as of March 31, 2008, largely due to the decrease of our shareholders’ equity.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2008(1)		2009
	(in billions, except ratios)
Shareholders’ equity	¥1,988.1		¥1,539.4
Total assets	25,236.1		24,837.8
Adjusted assets(2)	14,844.7		16,425.2
Leverage ratio(3)	12.7	x	16.1	x
Adjusted leverage ratio(4)	7.5	x	10.7	x

(1)	As FSP FIN 39-1 was retrospectively applied, the above table as of March 31, 2008 reflect such retrospective application.
(2)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(3)	Leverage ratio equals total assets divided by shareholders’ equity.
(4)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

Capital Management

In order to maintain sufficient capital, our capital-raising activities during the fiscal year ended March 31, 2009 included the following:

•	In June and July 2008, Nomura Securities raised ¥480.0 billion through a subordinated loan from several financial institutions.

•

In December 2008, we raised ¥410.0 billion through issuance of ¥300.0 billion of subordinated bonds to the public and ¥110.0 billion of subordinated convertible bonds to certain Japanese financial institutions.

•

In March 2009, we raised ¥277.9 billion through issuance of shares of our common stock in a global offering. The proceeds from the offering were used for working capital and other general corporate purposes.

Consolidated Regulatory Requirements

The Financial Services Agency established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring the consolidated capital adequacy ratio of Nomura Holdings, Inc. according to the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we selected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (hereinafter referred to as the “Bank Holding Companies Notice”) which is allowed under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” (hereinafter referred to as the “Financial Instruments Business Operators Guidelines”) instead of the Financial Conglomerate Guideline although we continue to be monitored as a financial conglomerate governed by Financial Conglomerate Guideline. The Bank Holding Companies Notice incorporates the rules set out in “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” published by the Basel Committee on Banking Supervision (Basel II).

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding companies of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we abide by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%.

As of March 31, 2009, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 18.9%.

The following table presents the Company’s consolidated capital adequacy ratio as of March 31, 2009:

March 31, 2009
(in billions of yen, except ratios)
Qualifying Capital
Tier 1 capital	1,405.1
Tier 2 capital	612.7
Tier 3 capital	297.5
Deductions	58.4
Total qualifying capital	2,257.0
Risk-Weighted Assets
Credit risk-weighted assets	5,422.1
Market risk equivalent assets	5,207.0
Operational risk equivalent assets	1,306.8
Total risk-weighted assets	11,935.9
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	18.9%
Tier 1 capital ratio	11.7%

Total qualifying capital is comprised of Tier 1, Tier 2 and Tier 3 capital. Our Tier 1 capital mainly consists of shareholders’ equity and minority interest less goodwill, certain intangible fixed assets, and net deferred tax assets in excess of 20% of Tier 1 before deferred tax asset adjustment.

Tier 2 and Tier 3 capital consists of subordinated debt, classified to Tier 2 and Tier 3 by original maturity and other conditions set out by the Bank Holding Companies Notice.

        Market risk is calculated using the Company’s Value-at-Risk model as permitted under the Financial Instruments Business Operators Guidelines. Credit risk assets are calculated using Standardized Approach which applies fixed percentage to the fair value of the assets. Operational risk is calculated under the Basic Indicator Approach, where the average net revenues over the previous three years are multiplied by a fixed percentage.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by Standard & Poor’s, Moody’s Investors Service, Rating and Investment Information, Inc., Japan Credit Rating Agency, Ltd.

As of May 27, 2009, the credit ratings of Nomura Holdings, Inc. and Nomura Securities provided by such credit rating agencies were as follows:

Nomura Holdings, Inc.	Short-term Debt	Senior Debt

Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Senior Debt

Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

On May 27, 2009, Moody’s Investors Service downgraded the ratings for senior debt from “A3” to “Baa2” and from “A2” to “Baa1” for Nomura Holdings and Nomura Securities, respectively. The short-term debt rating for Nomura Securities was also downgraded from “P-1” to “P-2.” The Outlook for both Nomura Holdings and Nomura Securities was changed from “Negative” to “Stable.” These downgrades were attributed to Moody’s expectation that Nomura’s challenges to stabilizing earnings will continue, given a persistently difficult operating environment. The downgrade also reflects the agency’s lingering uncertainty regarding Nomura’s ability to expand its wholesale platform within a reasonable timeframe by integrating the former Lehman operations.

On January 27, 2009, Standard & Poor’s downgraded the ratings for senior debt from “A-” to “BBB+” and from “A” to “A-” for Nomura Holdings and Nomura Securities, respectively. The short-term debt rating for Nomura Securities was also downgraded from “A-1” to “A-2.” The outlook for both Nomura Holdings and Nomura Securities was changed from “Negative” to “Stable.” These downgrades were attributed to Nomura’s record quarterly loss for the three months ended December 31, 2008. According to Standard & Poor’s, the loss was mainly due to negative trading results, mark down of positions and additional costs and expenses related to the Lehman acquisition. The outlook was changed to “Stable,” reflecting a solid capital base, strong domestic franchise and perceived “balance” between risk/profitability and capital/liquidity to merit the rating for the mid-term.

On January 27, 2009, Rating and Investment Information, Inc. downgraded the ratings for senior debt from “AA-” to “A+” and short-term debt from “a-1+” to “a-1” for both Nomura Holdings and Nomura Securities. The Outlook for both Nomura Holdings and Nomura Securities was changed from “Negative” to “Stable.” These downgrades were attributed to the market slump since September weighing heavily on our group. Losses were incurred in Global Markets, and the overall decline in market activities prompted a slowdown in retail sales which led to larger-than-expected losses for the third quarter, according to the agency.

On October 28, 2008, Japan Credit Rating Agency, Ltd. downgraded the ratings for senior debt from “AA” to “AA-” for both Nomura Holdings and Nomura Securities. The downgrade was attributed to the deterioration of the operating environment, both domestic and global, for investment banks, the erosion of capital from the ¥149.5 billion loss in six months ended September 30, 2008 and the downward pressure on profitability. On January 27, 2009, Japan Credit Rating Agency, Ltd. revised the ratings outlook of the Nomura group from “Stable” to “Negative”. The “Negative” outlook is an indication that Japan Credit Rating Agency, Ltd. may lower the Nomura group ratings over the medium term.

(5) Off-Balance Sheet Arrangements.

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and financial performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which are designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others. Such entities generally meet the definition of a Variable Interest Entity (“VIE”) under FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) or meet the definition of a Qualifying Special Purpose Entity (“QSPE”) under SFAS 140.

A VIE, as defined by FIN46-R, is an entity with insufficient equity at risk to support its operations without additional subordinated financial support or whose equity investors lack the features of a controlling interest in the entity. In other words, equity investors in these entities lack either the ability to make significant decisions through their voting rights, an obligation to absorb the expected losses of the entity or a right to receive the expected residual returns of the entity. A QSPE is generally a passive vehicle whose activities are restricted and predetermined at inception in accordance with criteria under SFAS 140. Such vehicles are generally used to securitize financial assets such as loans and debt instruments.

Our only significant off-balance sheet arrangements with entities which meet the definition of off-balance sheet entities are through program vehicles which we use primarily for the securitization of commercial and residential mortgages, government and corporate bonds and other financial assets. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss as assessed at the balance sheet date is remote.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as transferor of financial assets to, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. For further information about transactions with VIEs, see Note 8, “Securitization and Variable Interest Entities (VIEs)” in Item 5. Financial Information, 1. Consolidated Financial Statements and Other, Notes to the Consolidated Financial Statements.

The following table sets forth our exposures from consolidated VIEs, exposure to unconsolidated significant VIEs and exposure to unconsolidated sponsored VIEs (of which we are a sponsor that holds a variable interest in a VIE) as at March 31, 2009, arising from our significant involvement with these entities. We consider maximum exposures to loss to be limited to the amounts presented below, which are reflected in our consolidated balance sheet or the footnote discussing guarantees. Exposures do not reflect our estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges we enter into to reduce its exposure.

	Billions of yen
	March 31, 2009
	Exposures from consolidated VIEs	Exposures to unconsolidated significant VIEs and sponsored VIEs(2)	Total
Trading Assets:
Equities	¥362	¥84	¥446
Debt securities	52	24	76

Mortgage and mortgage-backed securities	123	89	212
Investment trust fund and other	8	4	12
Derivatives(1)	12	55	67
Office buildings, land, equipment and facilities	51	—	51
Others	82	48	130

(1)	The amounts represent current balance sheet carrying value of derivatives. Notional amounts up to VIEs’ gross assets are ¥38 billion for exposure of consolidated VIEs and ¥116 billion for exposure to unconsolidated SPEs.
(2)	We held ¥23 billion of commitment to extend credit, standby letters of credit and other guarantees to unconsolidated significant VIEs and sponsored VIEs as of March 31, 2009.

We may be required to consolidate off-balance sheet entities which are currently not consolidated under the provisions of FIN 46-R, should it become the primary beneficiary of those vehicles. The primary beneficiary of an entity is determined through an assessment of which entity absorbs the majority of the expected losses or is entitled to the majority of the expected benefits of that entity, or both. Such an assessment takes into account our variable interests in the entity as well the seniority of its interests in relation to those of other variable interest holders.

We are required to reconsider its position and whether or not it absorbs the majority of the risks and rewards of a VIE and may, therefore, be required to consolidate the vehicle if:

•

The obligation to absorb expected losses or the right to receive expected residual returns is reallocated between the existing primary beneficiary and other parties due to a change in the entity’s governing documents or contractual arrangements;

•	The existing primary beneficiary sells or disposes of all or part of its variable interests to unrelated parties;

•	The variable interest entity issues new variable interests to parties other than the primary beneficiary and its related parties; or

•	We acquire additional variable interests in the variable interest entity.

Taking into consideration the triggers above, we reassess whether it is primary beneficiary of off-balance sheet entities at least quarterly.

(6) Tabular Disclosure of Contractual Obligations.

As part of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In the normal course of our banking / financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

Long-term borrowings:

•	In connection with our operating activities, we issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest in accordance with our funding policy.

Operating lease commitments:

•	We lease our office space and certain employees’ residential facilities in Japan primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	We lease certain equipment and facilities under non-cancellable operating lease agreements.

Capital lease commitments:

•	We lease certain equipment and facilities under capital lease agreements.

Commitments to extend credit:

•	In connection with our banking / financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with customers under which we commit to underwrite notes that may be issued by the customers.

Commitments to invest in partnership:

•

In connection with our merchant banking activities, we have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to these partnerships.

Note 12, “Borrowings” contains further detail on our short-term and long-term borrowing obligation and Note 20, “Commitments, contingencies and guarantees” in Item 5 Financial Information, 1. Consolidated Financial Statements and Other, Notes to the Consolidated Financial Statements contains further detail on our commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on managements’ credit evaluation of the counterparty.

The following table shows our contractual obligations and contingent commitments as well as their maturities as of March 31, 2009:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	¥9,270	¥8,965	¥98	¥—	¥207
Long-term borrowings(1)	5,040,000	489,472	1,100,675	1,006,738	2,443,115
Operating lease commitments	80,901	17,602	26,825	14,744	21,730
Capital lease commitments(2)	1,150	500	596	54	—
Purchase obligations(3)	30,552	30,144	408	—	—
Commitments to extend credit	99,915	61,524	35,198	400	2,793
Commitments to invest in partnerships	69,320	26,889	11,290	15,270	15,871

Total	¥5,331,108	¥635,096	¥1,175,090	¥1,037,206	¥2,483,716

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	$93	$90	$1	$—	$2
Long-term borrowings(1)	50,833	4,937	11,101	10,153	24,642
Operating lease commitments	816	178	271	149	218
Capital lease commitments(2)	12	5	6	1	—
Purchase obligations(3)	308	304	4	—	—
Commitments to extend credit	1,008	621	355	4	28
Commitments to invest in partnerships	699	271	114	154	160

Total	$53,769	$6,406	$11,852	$10,461	$25,050

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with SFAS 140. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The total contractual amount of capital lease commitments is calculated as the present value of minimum lease payments.
(3)	Purchase obligations for goods and services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements. The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on our consolidated balance sheet as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amount to ¥1,890 billion ($19.06 billion) for resale agreements and ¥3,011 billion ($30.37 billion) for repurchase agreements at March 31, 2009.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

(Note)

At the 105th Annual Meeting of Shareholders on June 25, 2009 the Company added certain provisions that relate to the total issuable number and classes of shares to the Articles of Incorporation (Common Stock 6,000,000,000 shares; Class 1 preferred stock 200,000,000 shares; Class 2 preferred stock 200,000,000; Class 3 preferred stock 200,000,000 share; and Class 4 preferred stock 200,000,000 share). No change was made to the total issuable number of share of 6,000,000,000 shares.

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2009	Number of Issued Shares as of June 30, 2009	Trading Markets	Description
Common Stock	2,661,092,760	2,670,256,562	Tokyo Stock Exchange(*2)	1 unit is 100 shares
			Osaka Stock Exchange(*2)
			Nagoya Stock Exchange(*2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	2,661,092,760	2,670,256,562	—	—

(Notes)

1	Shares that may have increased from exercise of stock options between June 1, 2009 and June 30, 2009 are not included in the number of issued shares as of June 30, 2009.
2	Listed on the First Section of each stock exchange.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 98th General Shareholders’ Meeting on June 26, 2002

Stock Acquisition Rights No. 1

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	1,166 (*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,166,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,600 per share	¥1,594 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009	Same as left

Issue Price of Shares and Capital Inclusion	Issue Price of Shares ¥1,600	Issue Price of Shares ¥1,594
Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Capital Inclusion Price ¥800	Capital Inclusion Price ¥797

Conditions to Exercise of Stock Acquisition Right

1.       Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

Same as left

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Executive officers are treated in the same manner with directors.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 2

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	1,230(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,230,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,444 per share	¥1,439 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,444 Capital Inclusion Price ¥722	Issue Price of Shares ¥1,439 Capital Inclusion Price ¥720

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 3

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	200(*1)	193(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	200,000	193,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+
Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 4

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	1,250 (*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,250,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,434 per share	¥1,429 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,434 Capital Inclusion Price ¥717	Issue Price of Shares ¥1,429 Capital Inclusion Price ¥715

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+
Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 5

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	53(*1)	33(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	53,000	33,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 6

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	310(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	310,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 8

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	15,223(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,522,300	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,258 per share	¥1,254 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,258 Capital Inclusion Price ¥629	Issue Price of Shares ¥1,254 Capital Inclusion Price ¥627

Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

Same as left

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
b) There is any other reason similar to a).
3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 9

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	5,545(*)	5,159(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	554,500	515,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
b) There is any other reason similar to a).
3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 10

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	6,242(*)	6,095(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	624,200	609,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left
2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
b) There is any other reason similar to a).
3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 11

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	18,040(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,804,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,964 per share	¥1,957 per share

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,964 Capital Inclusion Price ¥1,225	Issue Price of Shares ¥1,957 Capital Inclusion Price ¥1,221

Conditions to Exercise of Stock Acquisition Right

1.      Each stock acquisition right may not be exercised partly.

2.      The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

Same as left

(2)    The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on the Reorganization	—	—

(Note)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share and/or Disposal Value per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 12

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	124(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	12,400	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105	Same as left

Conditions to Exercise of Stock Acquisition Right

1.      Each stock acquisition right may not be exercised partly.

2.      The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

Same as left

(2)    The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 13

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	39,090(*)	22,547(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	3,909,000	2,254,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2009 to April 25, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.	Same as left

2.      The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 14

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	12,039(*)	12,001

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,203,900	1,200,100

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.	Same as left

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 15

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	1,130(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	113,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥2,125 per share	¥2,117 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,125 Capital Inclusion Price ¥1,311	Issue Price of Shares ¥2,117 Capital Inclusion Price ¥1,307

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 16

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	18,880(*1)	18,850(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,888,000	1,885,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥2,125 per share	¥2,117 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,125 Capital Inclusion Price ¥1,311	Issue Price of Shares ¥2,117 Capital Inclusion Price ¥1,307

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or other similar reasons; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 17

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	25,505(*)	25,265(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	2,550,500	2,526,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 18

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	1,604(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	160,400	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From October 20, 2009 to October 19, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥972	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 19

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	63,376(*)	63,344(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	6,337,600	6,334,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 24, 2010 to April 23, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥806	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 20

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	1,523(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	152,300	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 21

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	7,777(*)	7,742(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	777,700	774,200

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 22

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	1,100(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	110,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,460 per share	¥1,455 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,460 Capital Inclusion Price ¥871	Issue Price of Shares ¥1,455 Capital Inclusion Price ¥868

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left
2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.
a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or
b) There is any other reason similar to a).
3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 23

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	19,780(*1)	19,750(*1)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,978,000	1,975,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,460 per share	¥1,455 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,460 Capital Inclusion Price ¥871	Issue Price of Shares ¥1,455 Capital Inclusion Price ¥868

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left
2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.
a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or
b) There is any other reason similar to a).
3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Stock Acquisition Rights No. 24

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	60(*)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	6,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥747	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left
2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 25

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	30(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	3,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥747	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 26

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	156(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	15,600	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥488	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, or employee (including a Senior Managing Officer, senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive

of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement from office on account of the expiration of the Grantee’s term of office, retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 27

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009)

Number of Stock Acquisition Right	6,770(*1)	Same as left

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	677,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥488	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, or employee (including a Senior Managing Officer, senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement from office on account of the expiration of the Grantee’s term of office, retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c) Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 28

	End of Fiscal Year (March 31, 2009)	End of Preceding Month to Filing of this Report (May 31, 2009) (*)

Number of Stock Acquisition Right	—	102,930(*)

Number of Stock Acquisition Right for Treasury (our of above number)	—	—

Type of Share under the Stock Acquisition Right	—	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	—	10,293,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	—	¥1 per share

Exercise Period of the Stock Acquisition Right	—	From May 1, 2011 to April 30, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	—	Issue Price of Shares ¥1 Capital Inclusion Price ¥295

Conditions to Exercise of Stock Acquisition Right	—	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, or employee (including a Senior Managing Officer, senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a) Regarding a Grantee

posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement from office on account of the expiration of the Grantee’s term of office, retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a) above.

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	—	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—	—

Issue of Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

B. Bond with the stock acquisition right

120% Call Option Attached Unsecured Subordinated Convertible Bonds No. 1

	(As of March 31, 2009)	(As of May 31, 2009)

Number of Stock Acquisition Right	1,100	1,060

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights(*1)	251,026,928	242,840,778

The Amount to be Paid upon Exercising the Stock Acquisition Right(*1)	¥438.20 per share	¥436.50 per share

Exercise Period of the Stock Acquisition Right(*2)	From January 5, 2009 to March 25, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥438.20 Capital Inclusion Price ¥219.10	Issue Price of Shares ¥436.50 Capital Inclusion Price ¥218.25

Conditions to Exercise of Stock Acquisition Right	No Stock Acquisition Right may be exercised partially.	Same as left

Restriction of Transfer of Stock Acquisition Rights	The Stock Acquisition Rights attached to the 120% Call Option Attached Unsecured Subordinated Convertible Bonds No. 1 (“Bonds”) and the Bonds without the Stock Acquisition Rights may not be transferred separately due to Japanese Companies Act §254.2 and §254.3	Same as left

Substituted Payment	Upon exercise of each Stock Acquisition Right, the Bonds shall be acquired by the Company as a capital contribution in kind at the price equal to the paid-in amount of the Bond.	Same as left

Issue of the Stock Acquisition Right Attendant on Reorganization

1.      When the Company executes reorganization procedures (but limited to the case that the common stocks of Successor are issued to the shareholders of the Company), unless the Company decides early redemption triggered by reorganization pursuant to the terms and conditions of the Bonds, stock acquisition rights of the Successor (“Succeeded Stock Acquisition Rights”) will be granted in place of the Stock Acquisition Rights, as of immediately prior to the relevant effective date of reorganization (“Corporate Event Effective Date”), in accordance with the following terms in 2. In this case, the old Stock Acquisition Rights will cease to exist, the obligation with respect to the Bonds without Stock Acquisition Rights will be succeeded by the Successor, the Succeeded Stock Acquisition Rights will be stock acquisition rights incorporated in the Bonds, and the holders of the old Stock Acquisition Rights will be holders of the Succeeded Stock Acquisition Rights on the effective date. The provisions of the terms and conditions of the Bonds regarding the Stock Acquisition Rights will be applied to the Succeeded Stock Acquisition Rights:

Same as left

2. Succeeded Stock Acquisition Rights

a)      Number of the Succeeded Stock Acquisition Rights will be equal to the number of the Stock Acquisition Rights incorporated in the Bonds outstanding immediately prior to the relevant Corporate Event Effective Date;

b)      Type of share under the Succeeded Stock Acquisition Rights will be common stock;

c)      Calculation method for the number of shares under Succeeded Stock Acquisition Rights will be to divide the aggregate principal amount of the Bonds upon exercise by the Conversion Price with the following terms in d);

d)      Conversion Price of the Succeeded Stock Acquisition Rights shall be such that the holder of a Succeeded Stock Acquisition Right would (upon its exercise immediately after the Corporate Event Effective Date) receive an equivalent economic interest as to what a holder of a Stock Acquisition Right would have received, had such Stock Acquisition Right been exercised immediately before the relevant Corporate Event Effective Date. After the Corporate Event Effective Date, adjustments of the conversion price in the terms and conditions of the Bonds will be applied to the Succeeded Stock Acquisition Rights;

e)      Upon exercise of each Succeeded Stock Acquisition Right, the relevant Bond shall be deemed to be acquired by the Successor as a capital contribution in kind paid-in at the price equal to the amount;

f)      The Succeeded Stock Acquisition Rights may be exercised at any time during the period from, and including, the relevant Corporate Event Effective Date (if the Company determines the period that the Stock Acquisition Right may not be exercised in the terms and conditions of the Bonds, the later of the relevant Corporate Event Effective Date or one business day after the end of such period) up to, and including, the last day of the Exercise Period of the Stock Acquisition Rights;

g)      Regarding the amount of stated capital and additional paid-in capital, one-half of the “maximum capital and other increase amount” as calculated pursuant to Article 40 of the Rules of Account Settlement of Corporations in respect of such exercise (with any fraction of less than one yen being rounded up) shall be accounted for as stated capital, and the rest of such amount shall be accounted for as additional paid-in capital;

h) No Succeeded Stock Acquisition Right may be exercised partially; and

i) Causes for acquiring Succeeded Stock Acquisition Rights are not expressly determined.

Outstanding amount of Convertible Bonds (Millions of yen)	110,000	106,000

(Notes)

*1	In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company, or some other event that will or may change the number of common stock, the following formula is used for adjusting the Conversion Price.

Adjusted Conversion Price	=	Conversion Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

During the 90 days after the issuance of the Bond, in the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the Conversion Price of the Bond, or some other event that will or may change the number of common stock, the following formula is used for adjusting the Conversion Price.

Adjusted Conversion Price	=	Paid-in Amount Per Share	x	1.10

In the event that the Company pays special dividends which is determined in the terms and conditions of the Bonds, the conversion price will be adjusted pursuant to the terms and conditions of the Bonds.

If early redemption is announced due to corporate reorganizations or upon delisting of the shares, the Conversion Price will be lowered pursuant to the terms and conditions of the Bond.

*2	The Company’s early redemption option can be exercised up to the two business days prior to the maturity date pursuant to the terms and conditions of the Bonds.

C. Convertible Bonds and Bonds with subscription warrant which are deemed as Bonds with stock acquisition rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc

None

(3) Rights plan

None

(4) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/(Decrease) of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
March 11, 2009(1)	661,572,900	2,627,492,760	132,248,423	315,048,212	132,248,423	244,752,688
March 27, 2009(2)	33,600,000	2,661,092,760	6,716,640	321,764,852	6,716,640	251,469,328

(Notes)

1.	Public Offering: issued 661,572,900 shares, issue price 417 yen per share, paid in amount 399.80 yen per share, amount applied to stated capital 199.90 yen per share.
2.	Third-Party Allotment (by way of over-allotment): issued 33,600,000 shares, paid in amount 399.80, amount applied to stated capital 199.90 per share, allotted to Mitsubishi UFJ Securities Co., Ltd.
3.	As of May 11, 2009 and as of May 28, 2009, the respective conversion of 4,581,901 shares each of the convertible bonds had taken place. Accordingly, the number of shares increased by 9,163,802 to the total issued shares of 2,670,256,562.

(5) Shareholders

	As of March 31, 2009
	Unit Shareholders (100 shares per 1 unit)
				Foreign Shareholders
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
Number of Shareholders	2	374	119	3,910	786	165	354,749	360,105	—
Number of Units Held	4,639	7,349,193	377,352	1,968,103	8,861,232	4,123	8,026,442	26,591,084	1,984,360
Percentage of Units Held (%)	0.02	27.64	1.42	7.40	33.32	0.02	30.18	100.00	—

(Notes)

1.	Of the 55,127,845 treasury stocks, 551,278 units are included in Individuals and Others, and 45 shares are included in Shares Representing Less than One Unit.
2.	30 units held by Japan Securities Depository Center, Inc. are included in Other Corporations.

(6) Major Shareholders

		As of March 31, 2009
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	164,008	6.16
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	153,837	5.78
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	143,151	5.38
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	49,116	1.85
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders	c/o The Bank of New York Mellon 101 Barclays Street, New York, New York, U.S.A.	42,234	1.59
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	32,653	1.23
The Chase Manhattan Bank 385036	360 North Crescent Drive, Beverly Hills, California, U.S.A.	28,695	1.08
State Street Bank and Trust Company 505103	Boston, Massachusetts, U.S.A.	24,508	0.92
State Street Bank and Trust Company 505225	Boston, Massachusetts, U.S.A.	22,202	0.83
Investors Bank and Trust Company (West) Treaty	200 Clarendon Street, Boston, Massachusetts, U.S.A.	20,480	0.77

Total		680,884	25.59

(Note)

1.	The Company has 55,128 thousand shares of treasury stock as of March 31, 2009 which is not included in the Major Shareholders list above.

2.	Fidelity Investments Japan and its group company (“Fidelity”) submitted Major Shareholding Report (Change report) on February 6, 2009, and reported that they have 116,239 thousand shares of the Company as of January 30, 2009. However, The Company specified these Major holders according to list of shareholders as of March 31, 2009 because the Company could not confirm the number of Fidelity’s holding shares as of the day.

3.	Barclays Global Investors Japan Trust & Banking Co., Ltd and their three group companies (“BGI Group”) submitted Major Shareholding Report (Change report) on June 16, 2008, and reported that they have 86,216 thousand shares of the Company as of June 9, 2008. However, The Company specified these Major holders according to list of shareholders as of March 31, 2009 because the Company could not confirm the number of BGI Group’s holding shares as of the day.

4.	Morgan Stanley Japan Securities Co. and their three group companies (“Morgan Stanley Group”) submitted Major Shareholding Report (Change report) on March 18, 2009, and reported that they have 102,274 thousand shares of the Company as of March 11, 2009. However, The Company specified these Major holders according to list of shareholders as of March 31, 2009 because the Company could not confirm the number of Morgan Stanley Group’s holding shares as of the day.

(7) Voting Rights

A. Outstanding Shares

As of March 31, 2009
	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (Treasury stocks, etc.)	—	—	—
Stock with limited voting right (Others)	—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks Common stock 55,127,800)	—	—
	(Crossholding Stocks Common stock 3,000,000)	—	—
Stock with full voting right (Others)	Common stock 2,600,980,600	26,009,806	—
Shares less than 1 unit	Common stock 1,984,360	—	Shares less than 1 unit (100 shares)

Total Shares Issued	2,661,092,760	—	—

Voting Rights of Total Shareholders	—	26,009,806	—

(Note)

3,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 45 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of March 31, 2009
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	55,127,800	—	55,127,800	2.07
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.08
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.04

Total	—	58,127,800	—	58,127,800	2.19

(8) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

A. Resolved by the General Shareholders’ Meeting in 2002

The General Shareholders’ Meeting held on June 26, 2002 resolved the Company to issue stock acquisition rights to directors, statutory auditors, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 1

Resolution Date	June 26, 2002

Offeree	Directors, statutory auditors, and employees of the Company or its subsidiaries (262 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

B. Resolved by the General Shareholders’ Meeting in 2003

The General Shareholders’ Meeting held on June 26, 2003 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 2

Resolution Date	June 26, 2003

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (253 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 3

Resolution Date	June 26, 2003

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (32 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

C. Resolved by the General Shareholders’ Meeting in 2004

The General Shareholders’ Meeting held on June 25, 2004 resolved the Company to issue the following three types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 4

Resolution Date	June 25, 2004

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (345 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 5

Resolution Date	June 25, 2004

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (5 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 6

Resolution Date	June 25, 2004

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (64 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

D. Resolved by the General Shareholders’ Meeting in 2005

The General Shareholders’ Meeting held on June 28, 2005 resolved the Company to issue the following four types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 8

Resolution Date	June 28, 2005

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (415 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 9

Resolution Date	June 28, 2005

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (69 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 10

Resolution Date	June 28, 2005

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (121 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

E. Resolved by the General Shareholders’ Meeting in 2006

The General Shareholders’ Meeting held on June 28, 2006 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors, and employees of its subsidiaries pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 11

Resolution Date	June 28, 2006

Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (542 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 12

Resolution Date	June 28, 2006

Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (2 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 13

Resolution Date	June 28, 2006

Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (226 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 14

Resolution Date	June 28, 2006

Offeree	Directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (227 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

F. Resolved by the General Shareholders’ Meeting in 2007

The General Shareholders’ Meeting held on June 27, 2007 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, statutory auditors, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 16

Resolution Date	June 27, 2007

Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (580 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 17

Resolution Date	June 27, 2007

Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (114 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 18

Resolution Date	June 27, 2007

Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (11 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 19

Resolution Date	June 27, 2007

Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (408 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 21

Resolution Date	June 27, 2007

Offeree	Directors, executive officers, and employees of the Company’s subsidiaries (226 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

F. Resolved by the General Shareholders’ Meeting in 2008

The General Shareholders’ Meeting held on June 26, 2008 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, statutory auditors, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 23

Resolution Date	June 26, 2008

Offeree	Directors, executive officers, and employees of the Company’s subsidiaries (608 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 25

Resolution Date	June 26, 2008

Offeree	Director of the Company’s subsidiaries (1 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 27

Resolution Date	June 26, 2008

Offeree	Employees of the Company’s subsidiaries (21 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 28

Resolution Date	June 26, 2008

Offeree	Directors, executive officers, and employees of the Company’s subsidiaries (116 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 29

Resolution Date	June 26, 2008

Offeree	Directors, executive officers and employees of the Company (30 in total)

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	481,100

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Conditions to Exercise of Stock Acquisition Right	1.	No Stock Acquisition Right may be exercised partially.

	2.	The Grantee must satisfy all of the following conditions:

		(1)	The Grantee maintains a position as a director, executive officer or employee (including a Senior Managing Director, senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers and persons who hold equivalent position overseas shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests ( limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

			a)	Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

			b)	Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement from office on account of the expiration of the Grantee’s term of office, retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

			c)	Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

Resolution Date	June 26, 2008

		(2)	A Grantee does not fall within either of the following cases at the commencement of the exercise period.

			a)	A determination to dismiss the Grantee by warning or disciplinary procedures has been made by the Company or a Company’s Subsidiary in accordance with the Rules of Employment; or

			b)	There is any other reason similar to a) above.

	3.	Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights		Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payments	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

Stock Acquisition Rights No. 30

Resolution Date	June 26, 2008

Offeree	Directors, executive officers, and employees of the Company’s subsidiaries (144 in total)

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,148,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Conditions to Exercise of Stock Acquisition Right	1.	No Stock Acquisition Right may be exercised partially.

	2.	The Grantee must satisfy all of the following conditions:

		(1)	The Grantee maintains a position as a director, executive officer or employee (including a Senior Managing Director, senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers and persons who hold equivalent position overseas shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests ( limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

			a)	Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

			b)	Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement from office on account of the expiration of the Grantee’s term of office, retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

			c)	Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

Resolution Date	June 26, 2008

		(2)	A Grantee does not fall within either of the following cases at the commencement of the exercise period.

			a)	A determination to dismiss the Grantee by warning or disciplinary procedures has been made by the Company or a Company’s Subsidiary in accordance with the Rules of Employment; or

			b)	There is any other reason similar to a) above.

	3.	Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights		Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payments	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

G. Not resolved by the General Shareholders’ Meeting

Stock Acquisition Rights No. 15

Resolution Date(*)	July 12, 2007

Offeree	Directors, executive officers, and employees of the Company (23 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Executive Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 20

Resolution Date(*)	June 6, 2008

Offeree	Directors, executive officers, and employees of the Company (20 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 22

Resolution Date(*)	July 18, 2008

Offeree	Directors, executive officers, and employees of the Company (24 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 24

Resolution Date(*)	July 18, 2008

Offeree	Directors of the Company (2 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 26

Resolution Date(*)	October 24, 2008

Offeree	Employees of the Company (3 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

H. Resolved by the General Shareholders’ Meeting in 2009

The General Shareholders’ Meeting held on June 25, 2009 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Resolution Date	June 25, 2009

Offeree	Directors, executive officers and employees of subsidiaries of the Company.

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	2,500,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	The amount per share to be issued or transferred by the exercise of the stock acquisition rights (the “Exercise Price”) shall be an amount equal to the product of (i) the higher price of either the average of the daily closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month when the stock acquisition rights (excluding dates on which no trade is made) are allotted or the closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. on the allotment date (if there is no closing price on the allotment date, the most recent closing price prior to the allotment date shall apply), (ii) multiplied by 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Period of the Stock Acquisition Right	The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date.

Conditions to Exercise of Stock Acquisition Right	(i) Partial exercise of the respective stock acquisition rights shall not be possible.

(ii) Other conditions for the exercise of the rights shall be determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the Board of Directors shall be required for the acquisition of stock acquisition rights by transfer.

Matters relating to substituted payments	—

The matter relating to the issue of the stock acquisition right attendant on the reorganization	—

(Note) Details will be decided by the Board of Directors or an executive officer designated by a resolution of the Board of Directors after filing of this report.

Resolution Date	June 25, 2009

Offeree	Directors, executive officers and employees of subsidiaries of the Company.

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	15,000,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	The Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date.

Conditions to Exercise of Stock Acquisition Right	(i) Partial exercise of the respective stock acquisition rights shall not be possible.

(ii) Other conditions for the exercise of the rights shall be determined by the Board of Directors or an executive officer designated by resolution of the Board of Directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the Board of Directors shall be required for acquisition of stock acquisition rights by transfer.

Matters relating to substituted payments	—

The matter relating to the issue of the stock acquisition right attendant on the reorganization	—

(Note) Details will be decided by the Board of Directors or an executive officer designated by resolution of the Board of Directors after filing of this report.

2. Stock Repurchase

Type of Share	Repurchase of the common stock pursuant to on the Articles of Incorporation in accordance with provisions of Article 459-1 of the Companies Act; Repurchase of the common stock in accordance with provisions of Article 197-3 of the Companies Act; Repurchase of the common stock in accordance with provisions of Article 192-2 of the Companies Act.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

None

(3) not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock Repurchased during the year ended March 31, 2009	74,263	90,914,749
Stock Repurchased from April 1, 2009 to May 31, 2009	6,997	4,289,875

(Note)

1	The above figures are results from acceptance of requests for purchasing less-than-a-full-unit-shares.
2	The above figures do not include those purchased from June 1, 2009 to the reporting date of this Annual security report.

(4) Disposal and retention of repurchased stock

	The year ended March 31, 2009		Stock Repurchased from April 1, 2009 to May 31, 2009
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal (yen)
Disposal through offering	—	—	—	—
Cancellation	—	—	—	—
Transfer through merger, share exchange and corporate division	—	—	—	—
Others(*1)	2,833,362	3,832,424,899	1,737,892	2,350,134,667
Treasury stocks	55,127,845	—	53,396,950	—

(Note)

1	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights.
2	The above figures do not include those purchased or disposed from June 1, 2009 to the reporting date of this Annual security report.

3. Dividend Policy

The Company, in accordance with Article 459, Section 1 of the Companies Act of Japan, has the capability to pay dividends from retained earnings by decision of the Board of Directors with record dates of June 30, September 30, December 31, and March 31.

The Company seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, the Company maintains sufficient capital to support its business.

The Company reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

In regard to cash dividends for the year ending March 31, 2010, as the Company announced on January 27, 2009, the Company changed its dividend policy from the dividend-on-equity ratio (DOE) focused one to the pay-out ration of 30% as a key indicator so that we can achieve stable dividend payouts. The payout frequency will also be changed from quarterly to semi-annual (record dates: September 30 and March 31) in principle.

As for retained earnings, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Cash dividends for the year ended March 31, 2009

In regard to cash dividends for the year ended March 31, 2009, the Company set the total target dividend amount for the fiscal year as 34 yen and paid the one fourth of the target amount (8.5 yen) in each of the first, the second, and the third quarter by following the previous dividend policy that the Company to decide target dividend amounts, the minimum level of cash dividend, taking into account targeted the firm’s DOE of 3% and if the Company achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of equal to or more than 30%. Due to the consolidated net loss for the year, the Company had forgone the fourth quarter dividend. Accordingly, the annual dividend from retained earnings was 25.50 yen per share for the year ended March 31, 2009.

The details of dividends from retained earnings for the year ended March 31, 2009 are as follows.

Decision date	Dividend quarter	Total dividend value (millions of yen)	Dividend per share (yen)	Record date
Board of Directors July 29, 2008	First quarter	16,233	8.50	June 30, 2008

Board of Directors October 28, 2008	Second quarter	16,234	8.50	September 30, 2008

Board of Directors January 27, 2009	Third quarter	16,238	8.50	December 31, 2008

Board of Directors April 24, 2009	Fourth quarter	—	—	March 31, 2009

4. Stock Price History

(1) Annual Highs and Lows

Fiscal Year	101st	102nd	103rd	104th	105th
Year Ending:	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009
High (Yen)	1,966	2,630	2,870	2,580	1,918
Low (Yen)	1,278	1,295	1,843	1,395	403

(Note) Prices on the first section of Tokyo Stock Exchange

(2) Monthly Highs and Lows

Month	October, 2008	November, 2008	December, 2008	January, 2009	February, 2009	March, 2009
High (Yen)	1,430	1,027	753	776	592	574
Low (Yen)	806	607	586	591	406	403

(Note) Prices on the first section of Tokyo Stock Exchange

6. Status of Corporate Governance and Other

(1) Corporate Governance

Fundamental concept of corporate governance

The Company recognizes that enhanced corporate governance is one of the most important preconditions for the pursuit of transparent management, speedy group operations, and increased corporate value for Nomura Group over the medium-to-long term. On the basis of this recognition, the Company has been striving to strengthen and improve its corporate governance system.

Among other endeavors, the Company has been proactively reorganizing corporate governance structures to ensure transparent management. When the Company became a holding company of Nomura Group in October 2001, it installed outside Directors to strengthen its oversight functions, established an Internal Controls Committee including outside directors, established a Compensation Committee which outside Directors also attends, and set up an Advisory Board of eminent persons from outside the Company. Since its listing on the New York Stock Exchange (NYSE) in December 2001, the Company has been further improving its information disclosure system and promoting the building of a more transparent management framework. In June 2003, the Company adopted Committee System and separated management oversight functions from business execution functions. In addition, three new Committees (Nomination Committee, Audit Committee, and Compensation Committee), all made up mostly of outside Directors, have been established. Through these efforts, the Company further strengthens management oversight and improves transparency. At the same time, the Executive Managing Directors were broadly delegated the authority to execute business activities in order to streamline group operations on a consolidated basis.

In addition, Nomura Group enacted its Code of Ethics in 2004 which specifies items to be observed by each director, officer and employee of Nomura Group with respect to corporate governance and corporate social responsibility. Thus, the Company strives to fulfill its responsibility to all of its stakeholders, not to mention its shareholders.

The latest information on our status of corporate governance is disclosed to the Stock Exchanges in which we’re listed, and can also be reviewed on our homepage (http://www.nomuraholdings.com/jp/investor/).

Matters related to the corporate governance of the Company

1. Organizational Structure

The Company adopts an organizational structure on the basis of Committee System. In this system, the management oversight and business execution are clearly separated. Decisions are made more quickly by broadly delegating the authority to execute business activities from the Board of Directors to the Executive Managing Directors, management oversight and management transparency are increased furthermore, through the activities of the three committees (for Nomination, Audit, and Compensation Committee) made up mostly of outside Directors. We consider these as the reasons for the system being able to realize the most important organizational structure for the present Company.

Further, as a corporation listed on the NYSE, the Company believes that, among the various organizational structures applicable in Japan, an organizational structure based on the committees is the most compatible standard for corporate governance stipulated in the NYSE Listed Company Manual.

<Business Execution Framework>

As an entity adopting Committee System, the Board of Directors has broadly delegated the Executive Managing Directors the authority for determining business execution functions to ensure that the Executive Managing Directors can execute the Company’s business quickly and efficiently. Among the matters delegated to the Executive Managing Directors by resolutions of the Board of Directors, the most important subjects of business shall be deliberated and decided at any of the conferences of the Company: the Executive Management Board the Group Integrated Risk Management Committee, and the Internal Controls Committee. The roles and members of each conference are outlined below.

(1) Executive Management Board

This Board is chaired by the Chief Executive Officer (CEO) and consists of Chief Operating Officer (COO), Business Division CEOs of Nomura Group (CEO of each of the five business divisions), and other persons designated by the CEO. The Board deliberates and decides upon management strategies, business plans, budgets, the allocation of management resources, and other important matters related to the management of Nomura Group.

(2) Group Integrated Risk Management Committee

This Committee is chaired by the CEO and consists of the COO, Business Division CEOs and the Chief Risk Officer (CRO) of Nomura Group, and other persons designated by the CEO. Based on the delegation from the Executive Management Board, the purpose of the Committee is to deliberate on or determine important matters concerning enterprise risk management of Nomura Group including matters to be subject of control by Basel II. Furthermore, the Global Risk Management Committee was established under the Group Integrated Risk Management Committee to deliberate and decide upon important individual matters related to positional risk management.

(3) Internal Controls Committee

This Committee is chaired by the CEO and consists of persons designated by the CEO, an Audit Committee member elected by the Audit Committee, and a Director elected by the Board of Directors (Audit Mission Director). The Committee deliberates and decides upon the principal matters related to the maintenance and assessment of internal controls with respect to the business operation systems of Nomura Group, and matters related to the promotion of proper corporate behavior throughout the Group.

The Board and Committees above are responsible for deciding upon the execution of important business matters delegated by the Board of Directors, and are to report to the Board of Directors on the status of their discussions at least once every three (3) months.

In order to further bolstering the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Managing Director delegates a part of its authority for determining business execution to Senior Managing Directors, enabling them to focus more on individual business line activities and support Services.

In addition to the above, an “Advisory Board” made up of the top managers of representative corporations has been set up as a consultative panel to work for the Executive Management Board in order to ensure that the Board makes the utmost use of outside opinions in planning its management strategies.

<Three Board Committees>

As an entity adopting Committee System, the Company has complied with its legal requirement to establish three statutory committees made up mostly of outside Directors — the Nomination Committee, Audit Committee, and Compensation Committee. The roles, members, etc. of each Committee are outlined in the following:

(1) Nomination Committee

This Committee is a statutory organization responsible for determining the details of proposals on the election and dismissal of Directors for submission to the meeting of shareholders. Four members of the Committee are elected by the Board of Directors. Junichi Ujiie, Chairman of the Board not serving concurrently as an Executive Managing Director, currently chairs the Committee. The other three members are Masaharu Shibata, Hideaki Kubori and Masahiro Sakane, all outside Directors.

(2) Audit Committee

This Committee is a statutory organization having powers to audit the execution of duties of the Directors and Executive Managing Directors, to prepare audit reports, and to determine details of proposals on the election, dismissal, and non-reelection of the independent auditor for submission to the meeting of shareholders. Three members of the Committee are elected by the Board of Directors. Haruo Tsuji, Tsuguoki Fujinuma and Hajime Sawabe, all outside Directors, currently serve as members. The Committee is chaired by Haruo Tsuji. All members are independent directors as stipulated by the Sarbanes-Oxley Act of 2002, and Tsuguoki Fujinuma satisfies the requirements of a Financial Expert under the Act.

(3) Compensation Committee

This Committee is a statutory organization to determine the policy with respect to the particulars of compensation to be paid to the Directors and Executive Managing Directors and the individual compensation for each of them. Four members of the Committee are elected by the Board of Directors. Junichi Ujiie, Chairman of the Board not serving concurrently as an Executive Managing Director, currently chairs the Committee. The other three members are Masaharu Shibata, Hideaki Kubori and Masahiro Sakane, all outside Directors.

2. Status of Improvement of the Internal Control System

Nomura Group is striving to strengthen and improve its internal control system in order to promote proper corporate behavior throughout the Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports, and fostering the timely and appropriate disclosure of information. The internal control system implemented in the Company has been resolved by the Board of Directors under the title of “Structure for ensuring appropriate business in Nomura Holdings, Inc.”

Further, in order to ensure effective and adequate internal controls, Nomura Group Internal Audit Department has been established independently from the business lines. Nomura Group Internal Audit Department and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. Nomura Group Internal Audit Department follows the instructions of the Internal Controls Committee in the execution of its duties. Results of the internal audits are reported not only to the business execution lines, but also to the Audit Committee and Audit Mission Directors.

3. Status of Improvement of the Risk Management System

Please refer to Item 2. Operating and Financial Review “(3) Quantitative and Qualitative Disclosures about Market Risk” of the section “6. Operating and Financial Analysis”.

4. Compensation Paid to Directors and Executive Managing Directors

	Number*1	Total Amount Paid (in millions of yen)	Others
Directors	11	424
(Outside)	(6)	(139)
Executive Managing Directors	20	829

Total	31	1,253	(2)(3)

(Note)

1:	The numbers of people above include three Directors and one Executive Managing Director resigned on June 26, 2008 (including one person serving concurrently as Director and Executive Managing Director) and eight Executive Managing Director resigned on September 30, 2008. There were 11 Directors and 11 Executive Managing Directors as of March 31, 2009. Two Directors are serving concurrently as Executive Managing Directors, whose compensation are included in those of Executive Managing Directors.
2:	1,253 million yen includes compensation of stock options (equity-based compensation) which was 459 million yen (paid to 31 people).
3:	1,253 million yen includes non-cash compensation of 1 million yen.

5. Limitation Liabilities Agreement

The Company has entered into agreements with all of the outside Directors, which limit their liabilities to the Company under Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited up to the higher of 20 million yen or the amount prescribed by the laws and ordinances.

Organization, personnel, and procedure for an Internal Audit and an Audit by the Audit Committee, and mutual collaboration between an Internal Audit and an Audit by the Audit Committee

As an entity adopting Committee System, the Board of Directors and the Audit Committee perform the central management oversight functions in the Company. To establish the independence of the Committee from the execution of business more transparently, the members of the Audit Committee is elected from among the outside Directors. In order to increase the effectiveness of audit work, two non-executive full-time Directors familiar with the business and organization of Nomura Group have been appointed as Audit Mission Directors and work in that capacity to assist the Audit Committee in conducting audits. The Audit Mission Directors assist audits by the Audit Committee by supervising operations, attending important meetings, and performing daily hearings and visiting audit in accordance with the instructions of the Audit Committee. The Company has also established an Office of Audit Committee to support the Audit Committee. The Office of Audit Committee provides operational support for the Audit Committee and assists the Audit Mission Directors and the members of the Audit Committee in conducting audits. Either Audit Committee or an Audit Committee member elected by the Audit Committee performs personal evaluations of the staff employees working in the Office of Audit Committee, and the consent of either Audit Committee or an Audit Committee member elected by the Audit Committee is required for recruitments, transfers, and punishments of employees from the Office.

Further, in order to ensure effective and adequate internal controls Nomura Group Internal Audit Department has been established independently from the business lines. Nomura Group Internal Audit Department and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The status of implementation of the internal audit is reported to Internal Controls Committee, made up partly of an Audit Committee member and attended by an Audit Mission Director, and the matters discussed at the Internal Controls Committee are reported to the Board of Directors. Results of individual internal audits are also reported periodically (monthly in principle) to the Audit Committee by Nomura Group Internal Audit Department, either directly or through the Audit Mission Directors. In addition, Audit Committee members may recommend changes in an internal audit plan, additional audit procedures, and preparations for improvement plans to Executive Managing Directors, with respect to the annual plan, status of implementation, and results of an internal audit.

The Audit Committee has authority to approve the annual audit plan of the independent auditor, hear reports and explanations on the accounting audit from the independent auditor at least once each quarter, exchange information from time to time with the independent auditor, audit the method and result of the independent auditor’s audits in view of the appropriateness thereof, and examine the relevant financial documents and supplementary schedules. In addition, audit fees to be paid to the independent auditor are approved with in the Audit Committee upon the explanation from the Chief Financial Officer (CFO). Furthermore, regarding the audit services rendered to the Company and its subsidiaries by the independent auditor and its affiliates and the audit fees to be paid, the Company has stipulated the procedure for deliberation and prior approval by the Audit Committees upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission (SEC).

Personal relations, capital relations, business relations, or any other interests of outside Directors in the Company

There are no such relations between them.

Regulation on Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirement on Resolution for the Election of Directors

The Company’s Articles of Incorporation provide for resolution for the election of Directors shall be adopted at meeting of shareholders at which shareholders holding not less than one-third ( 1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company shall be present, by a majority of the voting rights of the shareholders so present. The Company’s Articles of Incorporation also provide that no cumulative voting shall be used for the election of directors.

Requirement on “Special” Resolution at the Meeting of Shareholders

The Company’s Articles of Incorporation provide for any resolution under Article 309, Paragraph 2 of the Companies Act shall be adopted at meeting of shareholders at which shareholders holding not less than one-third ( 1/3) of the voting rights owned by all shareholders of the Company shall be present, by a majority of not less than two-thirds ( 2/3) of the voting rights of the shareholders so present.

Decision-Making Body for Dividends and Other Particulars

In order for the Company to return the profit to the shareholders and execute capital policy responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide for dividends and other particulars under Article 459, Paragraph 1 of the Companies Act shall be adopted at Board of Directors, instead of meeting of shareholders unless prescribed by law.

Exemption from liability for Directors and Executive Managing Directors

In order for the Directors and Executive Managing Directors to exhibit expected roles in execution of their duties, the Company’s Articles of Incorporation provide for Directors (including former Directors) and Executive Managing Directors (including former Executive Managing Directors) under Article 423, Paragraph 1, to exempt any liabilities under Article 426, Paragraph 1, up to the amount specified in the law.

Preferred Stock

The Company’s Articles of Incorporation enables the Company to issue preferred stock with no voting rights, other than common stock. The unit shares for preferred stock is 100 shares, same as common stock. The shareholders of the preferred stock do not have voting right to any of the agenda proposed at a meeting of shareholders, as long as the shareholders of the preferred stocks receive preferred dividends that are paid in priority to the shareholders of the common stock.

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

1. Names of the certified public accountants who executed the audit work and name of the audit corporation to which the certified public accountants belong

Designated and Operating Partner Koichi Hanabusa	Ernst & Young ShinNihon LLC

Designated and Operating Partner Hiroki Matsumura	Ernst & Young ShinNihon LLC

Designated and Operating Partner Yuichiro Sakurai	Ernst & Young ShinNihon LLC

Designated and Operating Partner Junko Kamei	Ernst & Young ShinNihon LLC

Personal profiles are not provided, as none of the above accountants have records of more than seven (7) years of continuous service as auditors of the Company.

2. Composition of the assistants assigned to the audit work

Certified public accountants:	twenty-seven (27) persons

Others:	sixty-six (66) persons

Note: Others include assistant certified public accountants, those who passed the Certified Public Accountant Examination, and system auditors.

(2) Audit fees, etc

1. Details of fees to Ernst & Young ShinNihon LLC

	Year ended March 31, 2008		Year ended March 31, 2009
	Audit	Non-audit	Audit	Non-audit
	(in millions)
The Company	—	—	¥818	¥37
The consolidated subsidiaries	—	—	329	72

Total	—	—	¥1,147	¥109

2. Details of significant fees to Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC

Ernst & Young ShinNihon LLC is a member firm of Ernst & Young. Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC also provide a various type of services, such as audit services, audit-related services, tax services and other services with the Company and its consolidated subsidiaries. The following table presents information about fees for those services provided by Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC.

Millions of yen
Year ended March 31, 2009
Audit Fees	¥1,489
Audit-Related Fees	70
Tax Fees	146
All Other Fees	38

Total	¥1,743

3. Details of non-audit services provided by Ernst & Young ShinNihon for the Company

Ernst & Young ShinNihon LLC provides certain non-audit services, such as, accounting advice and comfort letter, which are not included in the scope of services prescribed in Article 2, Paragraph 1 of Certified Public Accountants Act, with the Company.

4. Approval of audit fees

Our Audit Committee is to agree on audit fee level for Ernst & Young ShinNihon LLC after receiving the explanation from our Chief Financial Officer (“CFO”). With respect to non-audit services to be provided by Ernst & Young ShinNihon LLC, Ernst & Young and its member firm companies, our Audit Committee receives the application from our CFO and makes the pre-approval decision on these services after reviewing the details and estimated fee levels for each engagement, pursuant to its internal policies.

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Unconsolidated Financial Statements

(1)	Pursuant to Article 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The unconsolidated financial statements of the Company were prepared based on the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No.59, 1963) (the “Regulations”) and Article 2 of the Regulation.

However, the unconsolidated financial statements for the years ended March 31, 2008 were prepared in accordance with the Regulations before revision and the unconsolidated financial statements for the years ended March 31, 2009 were prepared in accordance with the Regulations after revision as well as “the Supplementary Provision, Article 9 Section 3 of Cabinet Office Order to Amend Certain Provisions of Cabinet Office Orders Concerning Corporate Disclosures” (Cabinet Office Order No. 65, August 15, 2007).

2. Audit Certificate

Under Article No.193-2-1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon performed audits of the consolidated and unconsolidated financial statements for the previous period (from April 1, 2007 to March 31, 2008), and Ernst & Young ShinNihon LLC performed audits of the consolidated and unconsolidated financial statements for the current period (from April 1, 2008 to March 31, 2009).

As of July 1, 2008, Ernst & Young ShinNihon became Ernst & Young ShinNihon LLC based on the change of the legal audit entity classification.

1. Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

NOMURA HOLDINGS, INC.

1. CONSOLIDATED BALANCE SHEETS

		Millions of yen		Translation into millions of U.S. dollars
		March 31
	Notes	2008	2009	2009
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥507,236	¥613,566	$6,188
Time deposits		758,130	537,084	5,417
Deposits with stock exchanges and other segregated cash		168,701	272,059	2,744

		1,434,067	1,422,709	14,349

Loans and receivables:	*9
Loans receivable (including ¥12,431 million ($125 million) measured at fair value by applying fair value option in 2009)	*3	784,262	519,179	5,236
Receivables from customers		43,623	23,619	238
Receivables from other than customers		361,114	1,103,974	11,135
Allowance for doubtful accounts		(1,399)	(3,765)	(38)

		1,187,600	1,643,007	16,571

Collateralized agreements:
Securities purchased under agreements to resell		3,233,200	2,657,151	26,799
Securities borrowed		7,158,167	5,755,467	58,048

		10,391,367	8,412,618	84,847

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥3,140,923 million in 2008 and ¥2,851,759 million ($28,762 million) in 2009; including ¥21,189 million ($214 million) measured at fair value by applying fair value option in 2009)	*3,4	9,947,443	11,348,747	114,461
Private equity investments (including ¥62,108 million ($626 million) measured at fair value by applying fair value option in 2009):	*3,5	330,745	323,865	3,266

		10,278,188	11,672,612	117,727

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥260,910 million in 2008 and ¥225,475 million ($2,274 million) in 2009)		389,151	357,256	3,603
Non-trading debt securities	*3	246,108	244,027	2,461
Investments in equity securities	*3	139,330	118,902	1,199
Investments in and advances to affiliated companies (including securities pledged as collateral of ¥3,361 million in 2008 and NIL in 2009)	*19	361,334	243,474	2,456
Other	*11	808,909	723,243	7,295

		1,944,832	1,686,902	17,014

Total assets		¥25,236,054	¥24,837,848	$250,508

		Millions of yen		Translation into millions of U.S. dollars
		March 31
		2008	2009	2009
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings (including ¥3,245 million and ¥36,304 million ($366 million) measured at fair value by applying fair value option in 2008 and 2009, respectively)	*3,12	¥1,426,266	¥1,183,374	$11,935
Payables and deposits:	*9
Payables to customers		264,679	403,797	4,073
Payables to other than customers		322,927	398,187	4,016
Deposits received at banks		362,775	440,334	4,441

		950,381	1,242,318	12,530

Collateralized financing:
Securities sold under agreements to repurchase		4,298,872	5,000,787	50,437
Securities loaned		3,753,730	2,243,152	22,624
Other secured borrowings		2,488,129	2,914,015	29,389

		10,540,731	10,157,954	102,450

Trading liabilities:	*3,4	4,469,942	4,752,054	47,928
Other liabilities:	*11	636,184	479,724	4,839
Long-term borrowings (including ¥110,081 million and ¥913,790 million ($9,216 million) measured at fair value by applying fair value option in 2008 and 2009, respectively)	*3,12	5,224,426	5,483,028	55,300

Total liabilities		23,247,930	23,298,452	234,982

Commitments and contingencies	*20
Shareholders’ equity:	*17
Common stock
No par value share; Authorized—6,000,000,000 shares in 2008 and 2009 Issued—1,965,919,860 shares in 2008 and 2,661,092,760 shares in 2009 Outstanding—1,906,885,059 shares in 2008 and 2,604,779,843 shares in 2009		182,800	321,765	3,245
Additional paid-in capital		177,227	374,413	3,776
Retained earnings		1,779,783	1,038,557	10,475
Accumulated other comprehensive income (loss):		(71,111)	(118,437)	(1,194)

		2,068,699	1,616,298	16,302
Common stock held in treasury, at cost — 59,034,801 shares in 2008 and 56,312,917 shares in 2009		(80,575)	(76,902)	(776)

Total shareholders’ equity		1,988,124	1,539,396	15,526

Total liabilities and shareholders’ equity		¥25,236,054	¥24,837,848	$250,508

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

2. CONSOLIDATED STATEMENTS OF OPERATIONS

		Millions of yen		Translation into millions of U.S. dollars
		Year ended March 31
	Notes	2008	2009	2009
Revenue:
Commissions		¥404,659	¥306,803	$3,094
Fees from investment banking		85,096	54,953	554
Asset management and portfolio service fees		189,712	140,166	1,414
Net gain (loss) on trading	*3	61,720	(128,339)	(1,294)
Gain (loss) on private equity investments		76,505	(54,791)	(553)
Interest and dividends		796,540	331,356	3,342
Loss on investments in equity securities		(48,695)	(25,500)	(257)
Other		28,185	39,863	402

Total revenue		1,593,722	664,511	6,702
Interest expense		806,465	351,884	3,549

Net revenue		787,257	312,627	3,153

Non-interest expenses:
Compensation and benefits		366,805	491,555	4,958
Commissions and floor brokerage		90,192	73,681	743
Information processing and communications		135,004	154,980	1,563
Occupancy and related depreciation		64,841	78,480	792
Business development expenses		38,135	31,638	319
Other		156,868	261,339	2,635

		851,845	1,091,673	11,010

Loss before income taxes		(64,588)	(779,046)	(7,857)
Income tax expense (benefit)	*16	3,259	(70,854)	(714)

Net loss		¥(67,847)	¥(708,192)	$(7,143)

	Notes	Yen		Translation into U.S. dollars
Per share of common stock:	*13
Basic—
Net loss		¥(35.55)	¥(364.69)	$(3.68)

Diluted—
Net loss		¥(35.57)	¥(366.16)	$(3.69)

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

3. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2009
Common stock
Balance at beginning of year	¥182,800	¥182,800	$1,844
Issuance of common stock	—	138,965	1,401

Balance at end of year	182,800	321,765	3,245

Additional paid-in capital
Balance at beginning of year	165,496	177,227	1,787
(Loss) gain on sales of treasury stock	(1,458)	2,755	28
Issuance of common stock options	13,189	9,954	100
Issuance of common stock	—	143,482	1,447
Beneficial conversion feature relating to subordinated convertible bond	—	40,995	414

Balance at end of year	177,227	374,413	3,776

Retained earnings
Balance at beginning of year	1,910,978	1,779,783	17,950
Net (loss)	(67,847)	(708,192)	(7,143)
Cash dividends	(64,883)	(48,675)	(490)
Adjustments to initially apply FIN 48	1,266	—	—
Adjustments to initially apply EITF 06-2	(1,119)	—	—
Adjustments to initially apply SOP 07-1	2,049	—	—
Adjustments to initially apply SFAS 157	—	10,383	105
Adjustments to initially apply SFAS 159	—	5,258	53
Loss on sales of treasury stock	(661)	—	—

Balance at end of year	1,779,783	1,038,557	10,475

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	36,889	(28,416)	(287)
Net change during the year	(65,305)	(45,053)	(454)

Balance at end of year	(28,416)	(73,469)	(741)

Defined benefit pension plans:
Balance at beginning of year	(30,276)	(42,695)	(431)
Pension liability adjustment	(12,419)	(2,273)	(22)

Balance at end of year	(42,695)	(44,968)	(453)

Balance at end of year	(71,111)	(118,437)	(1,194)

Common stock held in treasury
Balance at beginning of year	(79,968)	(80,575)	(813)
Repurchases of common stock	(3,525)	(91)	(1)
Sales of common stock	85	73	1
Common stock issued to employees	2,862	3,759	38
Other net change in treasury stock	(29)	(68)	(1)

Balance at end of year	(80,575)	(76,902)	(776)

Total shareholders’ equity
Balance at end of year	¥1,988,124	¥1,539,396	$15,526

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

4. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2009
Net loss	¥(67,847)	¥(708,192)	$(7,143)
Other comprehensive loss:
Change in cumulative translation adjustments, net of tax	(65,305)	(45,053)	(454)
Defined benefit pension plans:
Pension liability adjustment	(21,853)	(5,861)	(58)
Deferred income taxes	9,434	3,588	36

Total	(12,419)	(2,273)	(22)

Total other comprehensive loss	(77,724)	(47,326)	(476)

Comprehensive loss	¥(145,571)	¥(755,518)	$(7,619)

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2009
Cash flows from operating activities:
Net loss from continuing operations	¥(67,847)	¥(708,192)	$(7,143)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	63,463	75,780	764
Stock-based compensation	13,188	16,476	166
Loss on investments in equity securities	48,695	25,500	257
Equity in (earnings) losses of affiliates, net of dividends received	(381)	12,842	130
Loss on disposal of office buildings, land, equipment and facilities	7,820	6,107	62
Deferred income taxes	(139,861)	(83,631)	(843)
Changes in operating assets and liabilities:
Time deposits	(314,240)	72,670	733
Deposits with stock exchanges and other segregated cash	(82,817)	(153,059)	(1,544)
Trading assets and private equity investments	2,139,627	(3,153,499)	(31,805)
Trading liabilities	299,611	1,323,314	13,347
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,562,836)	1,490,423	15,032
Securities borrowed, net of securities loaned	(1,036,076)	(278,318)	(2,807)
Other secured borrowings	1,097,679	425,886	4,295
Loans and receivables, net of allowance for doubtful accounts	(58,541)	(1,336,288)	(13,477)
Payables	(1,639)	994,150	10,027
Accrued income taxes, net	25,549	(72,209)	(728)
Other, net	(79,300)	629,419	6,347

Net cash used in operating activities	(647,906)	(712,629)	(7,187)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(126,285)	(95,978)	(968)
Proceeds from sales of office buildings, land, equipment and facilities	15,621	38,799	391
Payments for purchases of investments in equity securities	(615)	(6,236)	(63)
Proceeds from sales of investments in equity securities	7,887	2,065	21
(Increase) decrease in loans receivable at banks, net	14,042	28,096	283
(Increase) decrease in non-trading debt securities, net	2,665	(19,415)	(196)
Business dispositions or acquisitions, net	1,428	(39,421)	(398)
Increase in investments in affiliated companies, net	(15,673)	(5,965)	(60)
Other, net	(1,089)	(850)	(8)

Net cash used in investing activities	(102,019)	(98,905)	(998)

Cash flows from financing activities:
Increase in long-term borrowings	2,425,393	2,091,553	21,095
Decrease in long-term borrowings	(1,722,644)	(1,262,300)	(12,732)
Increase (decrease) in short-term borrowings, net	386,048	(175,988)	(1,775)
Increase (decrease) in deposits received at banks, net	(57,756)	126,520	1,276
Proceeds from issuance of common stock	—	282,447	2,849
Proceeds from sales of common stock held in treasury	828	65	1
Payments for repurchases of common stock	(3,525)	(91)	(1)
Payments for cash dividends	(86,866)	(64,924)	(655)
Proceeds from issuance of stock by a subsidiary	1,401	2,478	25

Net cash provided by financing activities	942,879	999,760	10,083

Effect of initial adoption of SOP 07-1 on cash and cash equivalents	(38,427)	—	—
Effect of exchange rate changes on cash and cash equivalents	(57,319)	(81,896)	(826)

Net (decrease) increase in cash and cash equivalents	97,208	106,330	1,072
Cash and cash equivalents at beginning of the year	410,028	507,236	5,116

Cash and cash equivalents at end of the year	¥507,236	¥613,566	$6,188

Supplemental disclosure:
Cash paid during the year for—
Interest	¥987,228	¥416,124	$4,197

Income tax payments, net	¥117,570	¥84,986	$857

Non cash activities—

Business acquisitions:

There were no business acquisitions during the year ended March 31, 2008. Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥56,168 million and ¥28,849 million, respectively, for the year ended March 31, 2009.

Reclassification of convertible bonds:

In March 2009, Nomura reclassified the intrinsic value associated with the beneficial conversion feature relating to the Subordinated Unsecured Convertible Bonds No. 1 issued on December 16, 2008 from Long-term borrowings to Additional paid-in capital. As of March 31, 2009, the balance in Additional paid-in capital associated with the beneficial conversion feature was ¥40,995 million, after the effect of deferred taxes. See Note 12, “Borrowings” for further discussion on this bond issuance.

Reclassifications—

In conjunction with the retroactive application of FSP FIN 39-1, derivative assets and liabilities were offset by cash collateral payables and receivables where applicable, and accordingly, certain reclassifications were made for the year ended March 31, 2008. See Note 2, “Summary of accounting policies”.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

6. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to the section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statement for the year ended March 31, 2009 has been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity and under Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”) in 2003. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, taking into account of factors other than ownership level of voting interest in an entity.

Also under U.S. GAAP, Investment Company is defined in the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide (“guide”), and all investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings. Under Japanese GAAP, if their equity investments are for the purpose of incubation businesses, as its operating activities, reporting entities which are venture capitals are able to regard their investees as other than subsidiaries even in conditions that their investees shall be deemed their subsidiaries.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the consolidated statement of operations. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of net assets. Therefore, under Japanese GAAP, the difference has a negative impact of ¥50,169 million and negative impact of ¥23,137 million ($233 million) on loss before income taxes for the year ended March 31, 2008 and 2009, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the consolidated statement of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets.

Retirement and severance benefit—

Under U.S. GAAP, gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. U.S. GAAP requires to recognize the funded status of defined benefit postretirement plans, measured as the difference between the fair value of the plan asset and the benefit obligation, while such treatment is not required under Japanese GAAP.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method (write-off at once is required per the Accounting Standards Board of Japan “Statement No. 21 Accounting Standard for Business Combinations” issued on December 26, 2008 and an early application of this standard is permitted from the fiscal year commencing April 1, 2009.). Therefore, under Japanese GAAP, the difference has a positive impact of ¥4,484 million and positive impact of ¥1,446 million ($15 million) on loss before income taxes for the year ended March 31, 2008 and 2009, respectively.

Changes in the fair value of derivative contracts—

        Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the consolidated statement of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are recognized in net assets.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, the difference has an impact of ¥21,575 million (profit) on loss before income taxes. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting of amounts.

Minority interest—

Under Japanese GAAP, minority interest is included in shareholders equity. Under U.S. GAAP, it is not allowed to include minority interest in shareholder’s equity, so minority interest is classified as Long-term liabilities and those amounts are disclosed in footnote. Also, U.S. GAAP will be amended to change the minority interest disclosures. See Future accounting developments in Note 2 Summary of accounting policies below.

Stock issuance costs—

Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years. Under U.S. GAAP, the stock issuances costs are deducted from the capital.

2. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in five business segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management.

In the Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In the Global Markets business, Nomura is engaged in the sales and trading of equity securities and bonds and currencies on a global basis to institutions domestically and abroad. In the Investment Banking business, Nomura provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisition and financial advice. In the Merchant Banking business, Nomura invests in private equity businesses and seeks to maximize returns on the investments by increasing the corporate value of investee companies. In the Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) or not in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities”, as revised (“FIN 46-R”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interest. Therefore, the Company consolidates these entities in which it has a majority voting interest. Additionally, the Company does not consolidate certain special purpose entities utilized for securitization transactions if they meet the qualifying special purpose entities (“QSPE”) criteria in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3% of a limited partnership) are accounted for either in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” and reported in Other assets—Investments in and advances to affiliated companies or at fair value in accordance with SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115” (“SFAS 159”) and reported in Trading assets or Private equity investments. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized currently through the consolidated statement of operations.

Certain entities in which the Company has a financial interest are investment companies pursuant to the provisions of AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 addresses whether the accounting principles of the Audit and Accounting Guide for Investment Companies should be applied to an entity by clarifying the definition of an investment company, and whether those accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. (“NPF”), carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations, rather than apply the equity method of accounting or consolidation.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

The accounting and financial reporting policies of the Company conform to U.S. GAAP as applicable to broker-dealers. All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

        In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation or tax audits, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Nomura adopted SFAS No. 157 “Fair Value Measurements” (“SFAS 157”) for financial assets and financial liabilities on April 1, 2008. In addition to defining fair value, SFAS 157 provides guidance on fair value measurements, establishes a hierarchy of inputs used in valuations and enhances the disclosure requirements for fair value instruments. It also nullifies the guidance provided by EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-3”), which prohibits the recognition of day one gains or losses on financial instruments valued using significant unobservable inputs.

Nomura also adopted SFAS 159 on April 1, 2008 which permits us to apply fair value to additional financial instruments which would otherwise be accounted for under an alternative method, such as amortized cost or the equity method of accounting. Nomura elects fair value under SFAS 159 for certain loans, equity method investments, structured notes and secured financing transactions. Please see Accounting changes and new accounting pronouncements below for additional information regarding Nomura’s adoption of SFAS 159.

The majority of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statement of operations on a recurring basis. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheet within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payable and deposits, Long-term borrowings, and Other liabilities.

In all cases, fair value is determined in accordance with SFAS 157, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 3 “Fair Value of financial instruments” below for further discussion.

Private equity business—

As of April 1, 2007 Nomura adopted SOP 07-1 and as of April 1, 2008, also adopted SFAS No. 159; as a result, all private equity investments made by investment company subsidiaries pursuant to the provisions of SOP 07-1 are now accounted for at fair value, with changes in fair value recognized through earnings. Prior to adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

The valuation of unlisted private equity investments at fair value requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment has been different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. See Note 5, “Private Equity Business” below.

Transfers of financial assets—

        Nomura accounts for the transfer of financial assets in accordance with SFAS 140. This statement requires that Nomura account for the transfer of financial assets as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets under SFAS 140. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in Revenue—Net gain on trading.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency of other than Japanese yen, are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive (loss) income in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income.

Fee revenue—

Revenue—Commissions include amounts charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Revenue -Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt and equity securities, derivatives, loans and private equity investments. Trading assets also include the equity securities, which would otherwise be accounted for under the equity method investments, elected for the fair value option.

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recognized on the consolidated balance sheet on a trade date basis and carried at fair value with changes in fair value recognized currently within Revenue—Net gain (loss) on trading in the consolidated statement of operations.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consists of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“Repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell and makes delivery of securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheet at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented in the consolidated balance sheet net-by-counterparty, where net presentation is consistent with FASB Interpretation No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements” (“FIN 41”).

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheet at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

        Repo transactions under a Japanese market standard (“Gensaki Repo transactions”) were adopted in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheet at the amount that the securities will be repurchased or resold.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheet in Loans receivable.

Trading balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales under SFAS 140 and are included in the consolidated balance sheet in Short-term borrowings and Long-term borrowings. These are generally carried at fair value in accordance with SFAS 159. See Note 8, “Securitization and Variable Interest Entities (VIEs)” and Note 12, “Borrowings” for further information regarding these transactions.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets and private equity investments and Other assets—Investments in and advances to affiliated companies as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for trading purposes and for non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized through the consolidated statement of operations.

Trading

Derivative financial instruments used for trading purposes are carried at fair value with changes in fair value recognized currently within Revenue—Net gain (loss) on trading. Over-the-counter (“OTC”) derivative financial instruments are presented in the consolidated balance sheet on a net-by-counterparty basis where net presentation is consistent with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”). In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, in accordance with FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”).

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, are carried at fair value and presented on a combined basis with the host contract, with changes in fair value of these embedded derivatives recognized currently within Revenue—Net gain (loss) on trading. Derivatives used to economically hedge these instruments are also carried at fair value, with changes in fair value recognized currently within Revenue—Net gain (loss) on trading.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Interest including accrued interest is generally recognized within Revenue—Interest and dividends. These consist primarily of “loans at banks”, “financing activity loans”, “margin transaction loans” and “inter-bank money market loans”. They are generally carried at cost adjusted for deferred fees or costs on originated loans, any unamortized premiums or discounts on purchased loans less any applicable allowances for loan losses. Loan origination fees, net of direct origination costs, are deferred and amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan.

Loans at banks are loans receivable in connection with banking activities undertaken by banking subsidiaries such as The Nomura Trust & Banking Co., Ltd, Nomura Singapore Limited and Nomura Bank International plc.

Financing activity loans are loans receivable in connection with financing activities undertaken by non-banking subsidiaries.

Margin transaction loans are loans receivable from customers in connection with stock brokerage activities. These loans are usually collateralized by customers’ securities and customers’ deposits.

Inter-bank money market loans are loans receivable from financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers.

Management establishes an allowance for loan losses against these loans which is disclosed within the Allowance for doubtful accounts and which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been specifically identified as impaired and a general component for loans which, while not specifically identified as impaired, are collectively assessed for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been specifically identified as impaired. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays and payment shortfalls are not classified as impaired. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses for loans not specifically identified as impaired includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and the original assumptions.

Certain loans which are risk managed on a fair value basis are elected to be carried at fair value in accordance with SFAS 159. Nomura elects the fair value option to mitigate volatility in the consolidated statement of operations caused by the difference in measurement basis that would otherwise exist between loans and the derivatives used to risk manage those instruments.

Changes in the fair value of loans receivable elected for the fair value option are reported within Revenue – Net gain (loss) on trading in the consolidated statements of operations.

Other receivables—

Receivables from customers include amounts receivable on customer securities transactions.

Receivables from other than customers include amounts receivable for securities not delivered to a purchaser by the settlement date (“fails to deliver”), margin deposits, commissions, and net receivables arising from unsettled securities transactions.

The allowance for receivables is included in Allowance for doubtful accounts and reflects management’s best estimate of probable losses incurred within receivables which have been specifically identified as impaired.

Payables and deposits—

Payables to customers include amounts payable on customer securities transactions and are measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities not received from a seller by the settlement date (“fails to receive”) and net payables arising from unsettled securities transactions. Amount are measured at contractual amounts due.

Deposits received at banks represent amounts held on deposit within our banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statement of operations.

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	2 to 15 years
Software	5 years

Depreciation and amortization is included in Non-interest expenses—Information processing and communications in the amount of ¥47,350 million and ¥56,429 million ($569 million), and in Non-interest expenses—Occupancy and related depreciation in the amount of, ¥16,113 million and ¥19,351 million ($195 million) for the years ended March 31, 2008 and 2009, respectively.

Long-lived assets—

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets excluding goodwill and other intangible assets not being amortized are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized to the extent that carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥93 million and ¥2,656 million ($27 million) substantially related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2008 and 2009, respectively. These losses are included in the consolidated statements of operations under Non-interest expenses—Other. The revised carrying values of these assets were based on the estimated fair value of the assets.

Investments in equity securities and non-trading debt securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies will also often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage their shareholder relationships.

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value within Other assets—Investments in equity securities in the consolidated balance sheet, with changes in fair value recognized within Revenue—Loss (gain) on investments in equity securities in the consolidated statement of operations. These investments comprise listed and unlisted equity securities in the amounts of ¥112,946 million and ¥26,384 million, respectively, at March 31, 2008, and ¥81,053 million ($817 million) and ¥37,849 million ($382 million), respectively, at March 31, 2009.

Other assets-other includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥8,287 million and ¥11,911 million, respectively, at March 31, 2008 and ¥2,844 million ($28 million) and ¥3,134 million ($32 million), respectively, at March 31, 2009. These securities are carried at fair value, with unrealized gains and losses recognized within Revenue—Other in the consolidated statements of operations.

Non-trading debt securities consist of debt securities mainly held by non-trading subsidiaries. Non-trading debt securities are carried at fair value, with unrealized gains and losses recognized within Revenue—Other in the consolidated statements of operations.

Short-term and long-term borrowings—

Short-term and long-term borrowings primarily consists of commercial paper, bank borrowings, structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transactions which are accounted for as financings under SFAS 140 (“failed sale liabilities”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis.

Structured notes—

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from that of a creditor simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity product, foreign exchange rate, credit rating of a third party or more complex interest rate.

        All structured notes issued by Nomura on or after April 1, 2008 are carried at fair value in accordance with SFAS 159. This blanket election for structured notes is made primarily to mitigate the volatility in the consolidated statement of operations caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting we applied to these financial instruments.

Certain structured notes issued outstanding at March 31, 2008 were already measured at fair value under SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS 155”) but others which were either not eligible or not elected continue to be accounted in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and related pronouncements.

To estimate the fair value of structured notes, the expected cash flows are estimated and discounted using an appropriate market rate for the relevant maturity. Cash flows are adjusted to reflect the fair value of the embedded derivative features. In addition, the valuation is adjusted to reflect Nomura’s own creditworthiness.

Changes in the fair value of structured notes elected for the fair value option are reported within Revenue—Net gain (loss) on trading in the consolidated statement of operations.

Secured financing transactions—

Secured financing transactions arising from the application of SFAS 140 (“failed sale liabilities”) are valued using the same methodology as we apply to the transferred financial instruments. In any given transaction, to the degree that Nomura has no economic interest in the transferred financial instruments, we have elected to the fair value option for the corresponding failed sale liability to mitigate any earnings impact. Failed sale liabilities do not provide general recourse to Nomura. Consequently, we generally do not make an adjustment for Nomura’s own credit for these instruments.

Changes in the fair value of failed sale liabilities elected for the fair value option are reported within Revenue—Net gain (loss) on trading in our consolidated statements of operations.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Nomura recognizes and measures unrecognized tax benefits in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). Nomura estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Compensated Absences—

In June 2006, the FASB ratified the Emerging Issues Task Force consensus on EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43” (“EITF 06-2”). EITF 06-2 requires a reporting entity to accrue the costs of compensated absences under a sabbatical or similar benefit arrangement over the requisite service period. Prior to the adoption of EITF 06-2, Nomura recorded a liability for sabbatical leave upon employee vesting in the benefit, which occurred only at the end of the service period. Under EITF 06-2, Nomura accrued an estimated liability for sabbatical leave over the requisite service period as employee services are rendered. On April 1, 2007, Nomura adopted EITF 06-2 and recognized a decrease to opening retained earnings of ¥1,119 million after-tax.

Stock-based compensation—

Stock-based compensation cost is determined either by using option pricing models intended to estimate the fair value of the awards at the grant date or by calculating the fair value of the award at the grant date based on the market price at the grant date and the exercise price, and it is recognized over the requisite service period, which generally is equal to the vesting period in accordance with SFAS No. 123 (Revised 2004), “Share-Based Payment.”

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share” (“SFAS 128”) the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investor, and assuming conversion of convertible debt under the if-converted method.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill and indefinite-lived intangible assets are reviewed annually, or more frequently in certain circumstance, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the reporting units to which goodwill relates to the carrying amount of the reporting units including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made. Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives are not amortized. Instead, these assets are evaluated at least annually for impairment.

Restructuring costs—

Costs associated with an exit activity not involving an entity newly acquired in a business combination are recognized at fair value in the period in which the liability is incurred in accordance with SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. In accordance with SFAS No. 112 “Employers’ Accounting for Postemployment benefits—an amendment of FASB Statements No. 5 and 43” (“SFAS 112”), termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities during the period in which it is probable Nomura has incurred a loss, and the amount of the loss can be reasonably estimated.

Costs of a plan to either exit an activity of an acquired company or involuntarily terminate or relocate employees of an acquired company are recognized as liabilities assumed in a business combination in accordance with EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination”.

Accounting changes and new accounting pronouncements—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2009:

Fair value measurements

In September 2006, the FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS 157:

•	requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model);

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of a financial asset or financial liability;

•	nullifies the guidance in EITF 02-3 which required deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique;

•	eliminates large position (“block”) discounts for financial instruments quoted in active markets; and

•	requires a reporting entity to consider its own credit rating when valuing liabilities carried at fair value.

The requirements of SFAS 157 are generally applied prospectively to financial instruments apart from derivatives which have been accounted for in accordance with EITF 02-3, hybrid financial instruments that was measured at fair value at initial recognition using the transaction price under SFAS 155 and certain investments which have block discounts applied to them. The impact of adopting SFAS 157 for these financial instruments was recorded as a cumulative-effect adjustment to opening retained earnings.

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of the FSP.

The remainder of SFAS 157 relating to financial assets and financial liabilities is effective for fiscal years beginning after November 15, 2007. As permitted by FSP SFAS 157-2, Nomura adopted SFAS 157 on April 1, 2008 for financial assets and financial liabilities only and has not applied the provisions of SFAS 157 to the following categories of assets and liabilities not held at fair value on a recurring basis:

•	Nonfinancial assets and nonfinancial liabilities acquired in a business combination but not measured at fair value on a recurring basis;

•	Goodwill and other intangible assets; and

•	Long-lived non-financial assets.

Nomura recognized a credit to opening retained earnings of ¥10,383 million after-tax as of April 1, 2008 from the partial adoption of SFAS 157. The key components of the transition adjustment were an increase of approximately ¥3,373 million after-tax for reversal of block discounts against financial instruments quoted in active markets and an increase of ¥6,933 million after-tax for the nullification of EITF 02-3.

The fair value hierarchy

SFAS 157 establishes a fair value hierarchy which prioritizes the inputs used in fair value valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as SFAS 157 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Fair value financial instruments which are valued using Level 1 inputs include:

•	G7 government and US agency debt securities

•	Listed stocks at Tokyo Stock Exchange 1st section

•	Equity securities traded on a liquid exchange

Level 2:

Quoted prices in inactive markets or containing other significant inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from market sources which are independent from Nomura at the measurement date.

Fair value financial instruments which are valued using Level 2 inputs include:

•	Debt securities (including government and corporate issuances) valued using observable inputs

•	Structured notes valued using observable inputs

•	Equity securities traded on an illiquid exchange

•	Derivatives valued using observable parameters

Level 3:

Unobservable inputs which are significant to the fair value measurement of the financial instrument in its entirety. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments and are developed based on the best available information at the measurement date.

Fair value financial instruments which are valued using Level 3 inputs include:

•	Investments in non-investment grade Mortgage-Backed Securities (“MBS”) including investments in sub-prime or non-performing MBS

•	Structured notes valued using significant unobservable inputs

•	Loans valued using significant unobservable parameters

•	Private equity investments

•	Derivatives valued using significant unobservable parameters

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to: the prevalence of similar products in the market, especially if the product is significantly customized; how established the product is in the market, for example, whether it is a new product or is relatively mature; and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may result in the decline of available observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded or the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions on similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgement is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgement than those in the two preceding Levels.

Management judgment is required to determine whether a market is active or inactive in determining the fair value hierarchy. Key criteria used to determine whether a market is active or inactive include the number of transactions, the frequency pricing is updated by other market participants, the variability of price quotations amongst other market participants, and the amount of publicly available information.

Valuation inputs available for certain instruments may fall into different levels of the fair value hierarchy. In such circumstances, for disclosure purposes, the instrument is categorized in accordance with the lowest level of the input which is significant to the fair value measurement of the instrument in its entirety.

Fair value of a financial asset when the market for that asset is not active

In October, 2008, the FASB issued Staff Position No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”) which provides guidance and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Any changes in valuation methodology as a result of the FSP SFAS 157-3 are accounted for prospectively as a change in accounting estimate. The FSP SFAS 157-3 is effective upon issuance, including prior periods for which financial statements had not been issued.

Nomura adopted FSP SFAS 157-3 on July 1, 2008. The guidance on fair value measurement did not have a material impact on these consolidated financial statements as it was consistent with Nomura’s existing valuation methodology at that date.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS 159 which allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If an entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods is recognized in current earnings. SFAS 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. It also establishes presentation and disclosure requirements designed to allow a comparison between entities that elect different measurement attributes for similar assets and liabilities.

An entity may elect the fair value option for eligible items that exist at the date of adoption and report the difference between the carrying value and fair value as a cumulative-effect adjustment to the opening balance of retained earnings.

SFAS 159 is effective for fiscal years beginning after November 15, 2007, and Nomura adopted SFAS 159 on April 1, 2008. The financial assets and financial liabilities elected for the fair value option, and the reasons for the election are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the statement of operations caused by the difference in measurement basis that would otherwise exist between loans and the derivatives used to risk manage those instruments;

•

Equity investments, which would otherwise be accounted for under the equity method, are held for capital appreciation or current income purposes, which Nomura generally has an intention to exit as opposed to hold indefinitely. Nomura elects the fair value option to simplify the accounting for these investments, and to more faithfully represent the purpose of these investments in these consolidated financial statements;

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under SFAS 140. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statement of operations which otherwise would arise had this election not been made. Even though Nomura has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheet and continue to be carried at fair value, with changes in fair value recognized through the consolidated statement of operations; and

•

All structured notes issued on or after the date of adoption. Because SFAS 159 incorporates similar accounting and disclosure requirements to SFAS 155, Nomura now applies SFAS 159 to all such financial instruments which have been issued on or after the adoption date. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statement of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions and to generally simplify the accounting it applied to these financial instruments. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities to the same purposes.

Interest and dividends arising from financial instruments to which the fair value option has been adopted are accounted as net gain on trading if they are a part of profit or loss from the change in market value, otherwise they are accounted as interest revenue or expense.

The adjustment to retained earnings as of adoption date was a credit of ¥5,258 million after-tax (¥7,693 million pre-tax), primarily arising from long-term financial liabilities accounted for as financings under SFAS 140.

Accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). SFAS 158 requires an entity to recognize in its financial statements the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. In accordance with SFAS 158, Nomura adopted this provision of SFAS 158 as of the end of the year ended March 31, 2007. Consequently, Nomura recorded a reduction of ¥15,793 million to Accumulated other comprehensive income (loss) (after-tax) as of that date.

SFAS 158 also requires an entity to measure plan assets and benefit obligations as of the date of its financial statements, rather than on another date within three months of that date. This provision of SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2008 and therefore Nomura adopted the measurement provision on March 31, 2009. As Nomura’s measurement date already coincides with the date of the financial statements, this provision did not have a material impact on these consolidated financial statements.

See Note 14 “Employee benefit plans” within these consolidated financial statements for additional information regarding the adoption of SFAS 158.

Enhanced disclosures about derivatives and hedging

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendments of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the quantitative and qualitative disclosure requirements of SFAS 133 and other related literature and intends to provide an enhanced understanding of:

•	How and why a reporting entity uses derivative instruments;

•	How derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and

•	How derivative instruments affect a reporting entity’s financial position, financial performance and cash flows.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application permitted.

Nomura adopted SFAS 161 on January 1, 2009 and therefore has included the required disclosures in these consolidated financial statements for the three months ended March 31, 2009. Because this is a disclosure statement and does not impact the accounting treatment for derivative instruments and related hedged items, it did not have a material impact on these consolidated financial statements.

See Note 4, “Derivative instruments and hedging activities” within these consolidated financial statements where the new disclosures have been made.

Enhanced disclosures about credit derivatives and guarantees

In September 2008, the FASB issued Staff Position No. SFAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP SFAS 133-1 and FIN 45-4”) which requires a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on the seller’s financial position, financial performance, and cash flows. In addition, the FSP amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) to exclude credit derivative instruments accounted for at fair value under SFAS 133. The FSP is effective for reporting periods (annual or interim) ending after November 15, 2008, with early adoption permitted.

Nomura adopted FSP SFAS 133-1 and FIN 45-4 on December 31, 2008 and therefore has included the required disclosures in these consolidated financial statements for the year ended March 31, 2009. Because this is a disclosure statement and does not impact the accounting treatment for credit derivatives or financial guarantees, it did not have a material impact on these consolidated financial statements.

See Note 4, “Derivative instruments and hedging activities” within these consolidated financial statements where the new disclosures have been made.

Offsetting of amounts related to certain contracts

In April 2007, the FASB issued FSP FIN 39-1 which addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FIN 39. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007.

Nomura adopted FSP FIN 39-1 on April 1, 2008 and recognized ¥684 billion and ¥680 billion of netting of cash collateral receivables against net derivative liabilities and ¥378 billion and ¥923 billion of netting of cash collateral payables against net derivative assets as of March 31, 2008 and 2009, respectively.

See Note 4 “Derivative instruments and hedging activities” within these consolidated financial statements for further information on the netting applied to derivatives.

Enhanced disclosures about transfers of financial assets and interests in Variable Interest Entities

In December 2008, the FASB issued Staff Position No. SFAS 140-4 and FIN 46-R-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS 140-4 and FIN 46-R-8”) which requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for reporting periods (annual or interim) ending after December 15, 2008.

Nomura adopted FSP SFAS 140-4 and FIN-46-R-8 on December 31, 2008 and therefore has included the required disclosures in these consolidated financial statements for the year ended March 31, 2009. Because this is a disclosure statement and does not affect consolidation or derecognition accounting, it did not have a material impact on these consolidated financial statements.

See Note 8, “Securitization and Variable Interest Entities (VIEs)” where the new disclosures have been made.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Accounting for business combinations

In December 2007, the FASB issued SFAS No. 141-R, “Business Combinations” (“SFAS 141-R”). SFAS 141-R expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at the fair value determined on the acquisition date and changes thereafter in valuation to be reflected in earnings rather than goodwill; changes the recognition timing for valuation; and requires acquisition costs to be expensed as incurred. SFAS 141-R applies prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption and retroactive application are not permitted.

Nomura intends to adopt SFAS 141-R for business combinations for which the acquisition date is on or after April 1, 2009. Adoption of SFAS 141-R will not have a material effect on these consolidated financial statements, but may have a material effect on the accounting for future business combinations.

Accounting for noncontrolling interests

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of non-controlling interests as a component of equity (rather than as a liability or as mezzanine equity). Under SFAS 160, a change in control will be measured at fair value. SFAS 160 also provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 with early adoption not permitted.

Nomura intends to adopt SFAS 160 on April 1, 2009. It is applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura is evaluating the impact of adoption on these consolidated financial statements.

Repurchase financing agreements

In February 2008, the FASB issued Staff Position No. SFAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP SFAS 140-3”) which provides implementation guidance on whether a transfer of a financial asset and repurchase agreement involving the same transferred financial asset entered into contemporaneously or in contemplation of each other must be evaluated as a single linked transaction or two separate transactions. The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction unless specific criteria are met. The FSP is effective on a prospective basis for financial years beginning after November 15, 2008 (and interims within those years).

Nomura intends to adopt FSP SFAS 140-3 on April 1, 2009 and does not expect it to have a material impact on these consolidated financial statements.

Equity method accounting considerations

In November 2008, the FASB ratified the consensus in EITF Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The EITF is effective prospectively for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years.

Nomura intends to adopt EITF 08-6 on April 1, 2009 and does not expect it to have a material impact on these consolidated financial statements.

Revisions to calculation of earnings per share

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”) which clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and therefore are included in the computation of earnings per share using the two-class method described by SFAS 128. All distributed and undistributed earnings are allocated to common shares and participating securities based on their respective rights to receive dividends. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior period earnings per share data presented are retrospectively adjusted.

Nomura intends to adopt FSP EITF 03-6-1 on April 1, 2009 and does not expect it to have a material impact on prospective or historical basic and diluted earnings per share amounts reported within these consolidated financial statements.

Instruments indexed to an entity’s own stock.

In June 2008, the FASB ratified the consensus in EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”) which provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. To meet the definition of “indexed to own stock,” an instrument’s contingent exercise provisions must not be based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations, and the variables that could affect the settlement amount must be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares. The EITF is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.

Nomura intends to adopt EITF 07-5 on April 1, 2009 and Nomura is evaluating the impact of adoption on these consolidated financial statements.

Enhanced disclosures about pension plan assets

In December 2008, the FASB issued Staff Position No. SFAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS 132-R-1”) which increases the information to be disclosed about plan assets on an annual basis and aligns these disclosures with those made under SFAS 157. In particular, a reporting entity will be required to separate plan assets into the three fair value hierarchy levels and provide a rollforward of the changes in fair value of plan assets classified as Level 3. The FSP is effective prospectively for fiscal years ending after December 15, 2009.

Nomura intends to adopt FSP SFAS 132-R-1 in these consolidated financial statements for the year ending March 31, 2010. As the FSP is a disclosure statement and does not impact upon the accounting for plan assets or benefit obligations, it will not have a material impact on these consolidated financial statements.

Measurement of fair value in inactive markets

In April 2009, the FASB issued Staff Position No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP SFAS 157-4”) which provides guidance for determination of fair value when the volume and level of activity for an asset or liability have significantly declined and also mandates increased disclosures around financial assets and financial liabilities measured at fair value under SFAS 157. The FSP is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. Nomura did not early adopt.

Nomura intends to adopt FSP SFAS 157-4 on April 1, 2009. The guidance on fair value measurement is not expected to have a material impact on these consolidated financial statements as it is consistent with Nomura’s existing valuation methodology.

Interim disclosures about fair value of financial instruments

In April 2009, the FASB issued Staff Position No. SFAS 107-1 and APB 28- 1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP SFAS 107-1 and APB 28-1”) which requires quarterly disclosure of qualitative and quantitative information about the fair value of all financial instruments including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only required annually. The FSP is effective for interim reporting periods ending after June 15, 2009, unless early adopted together with FSP FAS 157-4, which Nomura did not do.

Nomura intends to adopt FSP SFAS 107-1 and APB 28-1 in its quarterly interim consolidated financial statements ending June 30, 2009. As the FSP does not affect determination of fair value and only extends fair value disclosures to interim financial statements, it will not have a material impact on these consolidated financial statements.

Subsequent events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) which provides accounting and disclosure requirements of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS 165 defines:

•	The period after the balance sheet date during which events or transactions that may occur for potential recognition or disclosure in the financial statements are evaluated;

•	The circumstances under which a reporting entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•	Disclosures about events or transactions that occurred after the balance sheet date.

SFAS 165 applies prospectively to interim or annual financial periods ending after June 15, 2009. Nomura intends to adopt SFAS 165 on April 1, 2009 and is currently evaluating the impact of adoption on these consolidated financial statements.

Codification of US GAAP

In June 2009, the FASB voted to approve a new FASB statement replacing SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” ( “SFAS 162”). This action will replace existing guidance defining the relative level of authority of various types of U.S. GAAP pronouncements and is part of a project to codify GAAP within a single authoritative volume, the FASB Accounting Standards Codification (“Codification”). The FASB’s primary objective in developing the Codification is to simplify access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The Codification is intended to accurately represent existing standards and not to create new guidance. The FASB also voted to approve the Codification as the single source of authoritative U.S. GAAP. Once the statement replacing SFAS 162 and the Codification are adopted, all other accounting literature not included in the Codification will be considered non-authoritative, except for certain SEC pronouncements.

        At this time, the Codification has not been finalized, although the FASB has stated that it will be effective for interim and annual periods ending after September 15, 2009. Based upon the FASB’s statements about the objective of the Codification and the effective date, Nomura intends to adopt the Codification on July 1, 2009, and does not expect a material impact on these consolidated financial statements.

Transfers of financial assets

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”) which changes the requirements for derecognizing financial assets, eliminates the concept of a QSPE, and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales.

The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be recognized as a sale, as well as a clarification to the requirements needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs will subject such entities to the revised consolidation guidance provided by SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 157”), as described below, provided Nomura still has variable interests in those entities at the adoption date.

SFAS 166 is effective in the first annual reporting period that begins after November 15, 2009. Application of the revised guidance in SFAS 166 for transfers of financial assets is prospective after adoption.

Nomura intends to adopt SFAS 166 on April 1, 2010 and is currently evaluating SFAS 166 to determine what impact it will have on these consolidated financial statements.

Consolidation of variable interest entities

In June 2009, the FASB issued SFAS No. 167, which revises the existing accounting guidance determining when a VIE should be consolidated.

SFAS 167 requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has an interest that provides the company with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses, the company must consolidate the entity. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer, by itself, determinative. SFAS 167 also requires consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from existing guidance that requires evaluation at inception of the entity and only upon occurrence of certain events triggering reconsideration.

SFAS 167 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

SFAS 167 contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under SFAS 167 prior to the adoption date), fair value, or at unpaid principal balances. In certain cases, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis will be recognized as a cumulative adjustment to retained earnings. SFAS 167 may also be optionally applied retroactively in previously issued financial statements, with a cumulative-effect adjustment to retained earnings.

Nomura intends to adopt SFAS 167 on April 1, 2010 and is currently evaluating SFAS 167 to determine what impact it will have on these consolidated financial statements.

3. Fair value of financial instruments:

The majority of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets which are carried at fair value on a recurring basis are included in the consolidated balance sheet within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are included within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings, and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment of the asset or liability.

In all cases, fair value is determined in accordance with SFAS 157 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained later, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis—

The fair value of financial instruments, including exchange traded securities and derivatives is based on quoted market prices, including market indices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. A variety of instruments, including cash and OTC contracts, have bid and ask prices that are observable in the market. These are measured at the point within the bid-ask range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models, incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including: the valuation technique or model selected; the quantitative assumptions used within the valuation model; the inputs into the model; as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close out adjustments, and other appropriate instrument-specific adjustments, such as those instruments under trade restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s liabilities as is used for measuring counterparty credit risk on Nomura’s assets.

Such models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about the model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which include base assumptions underlying valuation pricing models. No material changes were made to valuation approach during the period.

Concentrations of credit risk—

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, U.S. Government, Governments within EU and their agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds, including Securities pledged as collateral, represented 26% of total assets as of March 31, 2009. Please see Note 4, “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2009
	Japan	U.S.	EU	Other	Total
Government and their agencies	¥4,005	¥396	¥1,803	¥184	¥6,388

	Translation into billions of U.S. dollars
	March 31, 2009
	Japan	U.S.	EU	Other	Total
Government and their agencies	$40	$4	$18	$2	$64

Fair value hierarchy—

The following table presents information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2009 within the fair value hierarchy, including those accounted for at fair value using the fair value option, based on the transparency of inputs to the valuation techniques used by Nomura to determine such fair values. Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the financial instrument.

	Billions of yen
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	¥271	¥592	¥606	¥—	¥1,469
Debt securities and loans	6,007	1,401	793	—	8,201
Investment trust funds and other	19	35	6	—	60
Derivatives	638	15,581	1,691	(15,967)	1,943
Loans and receivables(3)	0	8	4	—	12
Other assets	285	54	50	—	389

Total	¥7,220	¥17,671	¥3,150	¥(15,967)	¥12,074

Liabilities:
Trading liabilities
Equities	¥413	¥117	¥1	¥—	¥531
Debt securities	2,355	250	0	—	2,605
Investment trust funds and other	1	—	—	—	1
Derivatives	722	15,192	1,424	(15,724)	1,614
Short-term borrowings(4)(5)	9	28	8	—	45
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	39	485	(81)	—	443
Other liabilities	—	1	—	—	1

Total	¥3,539	¥16,073	¥1,351	¥(15,724)	¥5,239

	Translation into billions of U.S. dollars
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	$2.74	$5.97	$6.11	$—	$14.82
Debt securities and loans	60.58	14.13	8.00	—	82.71
Investment trust funds and other	0.19	0.35	0.06	—	0.60
Derivatives	6.44	157.15	17.05	(161.04)	19.60
Loans and receivables(3)	0.00	0.08	0.04	—	0.12
Other assets	2.87	0.54	0.51	—	3.92

Total	$72.82	$178.22	$31.77	$(161.04)	$121.77

Liabilities:
Trading liabilities
Equities	$4.17	$1.18	$0.01	$—	$5.36
Debt securities	23.75	2.52	0.00	—	26.27
Investment trust funds and other	0.01	—	—	—	0.01
Derivatives	7.28	153.23	14.36	(158.59)	16.28
Short-term borrowings(4)(5)	0.09	0.28	0.08	—	0.45
Payables and deposits(6)	—	0.00	(0.01)	—	(0.01)
Long-term borrowings(4)(5)(7)	0.39	4.89	(0.82)	—	4.46
Other liabilities	—	0.01	—	—	0.01

Total	$35.69	$162.11	$13.62	$(158.59)	$52.83

(1)	Counterparty netting of derivative assets and liabilities in accordance with FIN 39 and cash collateral netting against net derivatives in accordance with FSP FIN 39-1.
(2)	Includes equity investments that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under SFAS 159.
(3)	Includes loans for which Nomura elected the fair value option under SFAS 159.
(4)	Includes structured notes for which Nomura elected the fair value option under either SFAS 155 or SFAS 159.
(5)	Includes embedded derivatives bifurcated in accordance with SFAS 133 from structured notes not elected for the fair value option. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(6)	Includes embedded derivatives bifurcated in accordance with SFAS 133 from certain deposit liabilities. If unrealized gain is greater than unrealized loss, the deposit liability is reduced by the excess amount.
(7)	Includes secured financing transactions that are accounted for as financings rather than sales in accordance with SFAS 140. Nomura elected the fair value option under SFAS 159 for these liabilities.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on parameters which are unobservable in the market. Financial instruments are categorized in accordance with their lowest level significant input. As a result, a derivative valued using a combination of Level 1, Level 2 and Level 3 parameters would be classified in Level 3 in its entirety, if it’s value is significantly affected by at least one significant unobservable parameter.

These financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following table presents information about financial assets and liabilities measured at fair value on a recurring basis for which Nomura has utilized Level 3 inputs to determine fair value. This table is prepared by the accumulation of quarterly information.

	Billions of yen
		Year ended March 31, 2009
		Unrealized and realized gains/losses
	Balance as of April 1, 2008	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains /(losses)	Purchases (issuances) /sales (redemption), and settlement(2)	Net transfers in /(out of) Level 3(3)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥802	¥(113)	¥—	¥(53)	¥(0)	¥(166)	¥(31)	¥1	¥606
Debt securities and loans	783	(163)	—	—	2	(161)	26	145	793
Investment trust funds and other	21	(1)	—	—	—	(1)	(15)	1	6
Derivatives, net	121	43	—	—	—	43	(85)	188	267
Loans and receivables	4	(1)	—	—	—	(1)	2	(1)	4
Other assets	59	(0)	2	0	(0)	2	(11)	(0)	50

Total	¥1,790	¥(235)	¥2	¥(53)	¥2	¥(284)	¥(114)	¥334	¥1,726

Liabilities:
Trading liabilities
Equities	¥1	¥1	¥—	¥—	¥—	¥1	¥1	¥0	¥1
Debt securities	—	(0)	—	—	—	(0)	0	(0)	0
Short-term borrowings	15	5	—	—	—	5	14	(16)	8
Payables and deposits	—	(0)	—	—	—	(0)	(1)	(0)	(1)
Long-term borrowings	(59)	245	—	—	—	245	165	58	(81)

Total	¥(43)	¥251	¥—	¥—	¥—	¥251	¥179	¥42	¥(73)

	Translation into billions of U.S. dollars
		Year ended March 31, 2009
		Unrealized and realized gains/losses
	Balance as of April 1, 2008	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains /(losses)	Purchases (issuances) /sales (redemption), and settlements(2)	Net transfers in /(out of) Level 3(3)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)	$8.08	$(1.14)	$—	$(0.53)	$(0.00)	$(1.67)	$(0.31)	$0.01	$6.11
Debt securities and loans	7.90	(1.64)	—	—	0.02	(1.62)	0.26	1.46	8.00
Investment trust funds and other	0.21	(0.01)	—	—	—	(0.01)	(0.15)	0.01	0.06
Derivatives, net	1.22	0.43	—	—	—	0.43	(0.86)	1.90	2.69
Loans and receivables	0.04	(0.01)	—	—	—	(0.01)	0.02	(0.01)	0.04
Other assets	0.60	(0.00)	0.02	0.00	(0.00)	0.02	(0.11)	(0.00)	0.51

Total	$18.05	$(2.37)	$0.02	$(0.53)	$0.02	$(2.86)	$(1.15)	$3.37	$17.41

Liabilities:
Trading liabilities
Equities	$0.01	$0.01	$—	$—	$—	$0.01	$0.01	$0.00	$0.01
Debt securities	—	(0.00)	—	—	—	(0.00)	0.00	(0.00)	0.00
Short-term borrowings	0.15	0.05	—	—	—	0.05	0.14	(0.16)	0.08
Payables and deposits	—	(0.00)	—	—	—	(0.00)	(0.01)	(0.00)	(0.01)
Long-term borrowings	(0.60)	2.47	—	—	—	2.47	1.67	0.58	(0.82)

Total	$(0.44)	$2.53	$—	$—	$—	$2.53	$1.81	$0.42	$(0.74)

(1)	Includes in Revenue—Other and Non-interest expenses—Other in our consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	If a financial instrument moves from Level 3 to another Level or migrates from another Level to Level 3, the amount reported in “Net transfers in / (out of) Level 3” is the fair value at the beginning of quarter during which the movement occurs.

The following table presents the amounts of unrealized gains or (losses) for the year ended March 31, 2009 relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Year ended March 31, 2009
	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥4	¥—	¥(85)	¥(0)	¥(81)
Debt securities and loans	(135)	—	—	—	(135)
Investment trust funds and other	(1)	—	—	—	(1)
Derivatives, net	64	—	—	—	64
Loans and receivables	(5)	—	—	—	(5)
Other assets	(1)	4	0	—	3

Total	¥(74)	¥4	¥(85)	¥(0)	¥(155)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0
Debt securities	0	—	—	—	0
Short-term borrowings	2	—	—	—	2
Payables and deposits	0	—	—	—	0
Long-term borrowings	140	—	—	—	140

Total	¥142	¥—	¥—	¥—	¥142

	Translation into billions of U.S. dollars
	Year ended March 31, 2009
	Net gain (loss) on trading	Gain (loss) on operating investments and others(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities (including private equity)	$0.04	$—	$(0.86)	$(0.00)	$(0.82)
Debt securities and loans	(1.36)	—	—	—	(1.36)
Investment trust funds and other	(0.01)	—	—	—	(0.01)
Derivatives, net	0.65	—	—	—	0.65
Loans and receivables	(0.05)	—	—	—	(0.05)
Other assets	(0.01)	0.04	0.00	—	0.03

Total	$(0.74)	$0.04	$(0.86)	$(0.00)	$(1.56)

Liabilities:
Trading liabilities
Equities	$0.00	$—	$—	$—	$0.00
Debt securities	0.00	—	—	—	0.00
Short-term borrowings	0.02	—	—	—	0.02
Payables and deposits	0.00	—	—	—	0.00
Long-term borrowings	1.41	—	—	—	1.41

Total	$1.43	$—	$—	$—	$1.43

(1)	Includes in Revenue—Other and Non-interest expenses—Other in our consolidated statements of operations.

Market conditions, in particular, a lack of liquidity, has reduced the observability of certain parameters which are significant to Nomura’s financial instrument valuations. These parameters include certain foreign currency exchange volatilities, certain credit spreads and also certain price of distressed bonds which were not observable at the end of the period.

As explained above, the valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility skew and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitizations.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information we would expect market participants to use in valuing similar instruments.

A range of fair values may be available for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for the instrument is based on management’s judgement of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

For the year ended March 31, 2009, losses of ¥284 billion ($2.86 billion) related to Level 3 assets had a material impact on Nomura’s results, however this impact has been mitigated by gains of ¥251 billion ($2.53 billion) related to Level 3 liabilities and has been further mitigated through Nomura’s management of its liquidity and capital resources.

If economic conditions do not change significantly, management does not anticipate a material difference between the fair value of Level 3 financial instruments and their settlement amounts in the future. Given that the valuation of these instruments fluctuate in response to a variety of factors, including, but not limited to general market sentiment, credit, interest rate, foreign exchange and correlation risk, current values may continue to decrease if conditions deteriorate further. Conversely, should conditions improve, an increase in the value of the Level 3 portfolio would be expected.

The fair value option—

The following table presents gains (losses) due to changes in fair value for financial assets and financial liabilities measured at fair value using the fair value option under SFAS 155 and SFAS 159 at March 31 2009.

	Billions of yen	Translation into billions of U.S. dollars
	Year ended March 31, 2009
	Net gains and (losses) on trading
Assets:
Trading assets and private equity investments
Trading assets	¥(2)	$(0.02)
Private equity investments	(0)	(0.00)
Loans and receivables	(0)	(0.00)

Total	¥(2)	$(0.02)

Liabilities:
Short-term borrowings(1)	¥7	$0.07
Long-term borrowings(1)(2)	259	2.61

Total	¥266	$2.68

(1)	Includes structured notes and other financial liabilities.
(2)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for derecognition under SFAS 140.

Nomura elected to apply the fair value option for its common stocks investment in Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) Nomura’s ownership share is 45.5%, and this investment is included in Private equity investments. Ashikaga Holdings recognized a total revenue of ¥83 billion ($0.83 billion), total expense of ¥110 billion ($1.11 billion) and a net loss of ¥7 billion ($0.07 billion) for the year ended March 31, 2009. As of March 31, 2009, its total assets and total liabilities were ¥4,921 billion ($49.63 billion) and ¥4,726 billion ($47.66 billion), respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected, by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥73 billion ($0.74 billion) for the year ended March 31, 2009, mainly because of the widening of Nomura’s credit spread. There was no significant impact on financial assets for which the fair value option was elected, attributable to instrument-specific credit risk.

As of March 31, 2009, the fair value of the aggregated unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion ($0.01 billion) more than the principal balance of such loans and receivables. The fair value of the aggregated unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥14 billion ($0.14 billion) less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Financial instruments carried at fair value on a nonrecurring basis—

In addition to the financial instruments carried at fair value on a recurring basis, which are described above, Nomura also carries other financial instruments at fair value on a nonrecurring basis, for which the primary valuation basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment of the asset or liability.

For the year ended March 31, 2009, Nomura recognized impairment losses of ¥100 billion ($1.01 billion) within Non-interest expenses—Other in the consolidated statement of operations against certain listed equity method investees as the impairment was determined to be due to an other-than-temporary decline in value. The amount of investments in the investees, which are included within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheet, were written down to their fair value of ¥37 billion ($0.37 billion). Fair value was determined in accordance with SFAS 157 using the unadjusted quoted market prices for the Investees. Consequently, these nonrecurring fair value measurements have been determined using inputs which would be classified as Level 1 in the fair value hierarchy.

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Trading assets and Trading liabilities

Trading assets, including Securities pledged as collateral, and Trading liabilities consist of the following major types of financial instruments:

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2008		2009		2009
	Trading assets	Trading liabilities	Trading assets	Trading liabilities	Trading assets	Trading liabilities
Equities and convertible bonds	¥1,296	¥871	¥1,145	¥532	$11.55	$5.36
Government and government agency bonds	4,751	2,663	6,388	2,464	64.42	24.86
Bank and corporate debt securities	1,651	146	1,314	115	13.25	1.16
Commercial paper and certificates of deposit	321	—	165	—	1.66	—
Mortgage and mortgage-backed securities	478	—	331	26	3.34	0.26
Beneficiary interests and other	277	0	63	1	0.64	0.01
Derivative contracts(1)(2)	1,173	790	1,943	1,614	19.60	16.28

	¥9,947	¥4,470	¥11,349	¥4,752	$114.46	$47.93

(1)	Amounts disclosed for derivative contracts are reported on a net-by-counterparty basis and on a net-by-cash collateral basis where net presentation is consistent with FIN 39 and FSP FIN 39-1 as of March 31, 2008.
(2)	Amounts reported as of March 31, 2008 reflect retroactive application of FSP FIN 39-1.

Net gain (loss) on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rate, debt, equity instruments etc. Revenues from trading include realized and unrealized gains and losses arising from trading as principal. Revenues also include realized and unrealized gains and losses on debt and equity securities and derivatives utilized in arbitrage strategies for Nomura’s own account. The following table of net trading gains and losses by business unit has been prepared in order to present Nomura’s net trading gains and losses in a format which reflects the manner in which Nomura manages its businesses.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Merchant Banking	¥(4,969)	¥(2,660)	$(27)
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	136,955	(38,660)	(389)
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	(70,266)	(87,019)	(878)

	¥61,720	¥(128,339)	$(1,294)

Estimated Fair Value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchange and other segregated cash, Receivable from customers, Receivable from other than customers, Securities purchased under agreements to resell, Securities borrowed, and Loans receivable. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, any unamortized premiums or discounts on purchased loans less applicable allowances for loan losses unless they are elected under the fair value option and held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices were utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for doubtful accounts.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2008		2009		2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥784	¥784	¥516	¥507	$5.21	$5.11

Long-term borrowings

For long-term borrowings, certain financial instruments, including structured notes, are carried at fair value under SFAS 155 and 159. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2008		2009		2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥5,224	¥5,243	¥5,483	¥5,196	$55.30	$52.41

4. Derivative instruments and hedging activities

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

        Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with FIN 39 and FSP FIN 39-1.

The following table discloses the fair value of derivative financial instruments used for trading purposes by Nomura.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2008	2009	2009
Derivative Trading Assets:
Foreign exchange forwards	¥91	¥134	$1.35
FRA(1), other OTC forwards, and futures contracts	67	17	0.17
Swaps	1,040	1,606	16.21
Securities options—purchased	155	734	7.40
Options other than securities options—purchased	198	375	3.78

Sub total(2)	¥1,551	¥2,866	$28.91
The amount netted with cash collateral	(378)	(923)	(9.31)

Total(3)	¥1,173	¥1,943	$19.60

Derivative Trading Liabilities:
Foreign exchange forwards	¥121	¥240	$2.42
FRA, other OTC forwards, and futures contracts	39	36	0.36
Swaps	748	657	6.63

Securities options—written	328	850	8.58
Options other than securities options—written	238	511	5.15

Sub total(2)	¥1,474	¥2,294	$23.14
The amount netted with cash collateral	(684)	(680)	(6.86)

Total(3)	¥790	¥1,614	$16.28

(1)	Forward Rate Agreements.
(2)	Total amounts are reported on a net-by-counterparty basis.
(3)	Total amounts are reported on a net-by-cash collateral basis and net-by-counterparty basis where net presentation is consistent with FIN 39 and FSP FIN 39-1. Amounts reported as of March 31, 2008 reflect retroactive application of FSP FIN 39-1.

Derivatives used for non-trading purposes

Nomura’s principal objective in using derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to floating rate. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Concentrations of credit risk about derivatives

The following table presents Nomura’s significant concentration exposures for financial institutions about OTC derivatives. The gross fair value of derivative assets presents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥13,511	¥(11,962)	¥(887)	¥662

	Translation into billions of U.S. dollars
	March 31, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure of Credit Risk
Financial institutions	$136	$(120)	$(9)	$7

Derivative activities

The following table quantifies the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	¥8,286	¥878	¥8,963	¥860
Interest rate contracts	186,151	11,195	192,117	10,421
Credit contracts	49,587	5,512	49,409	5,137
Foreign exchange contracts	28,799	270	15,193	405
Commodity contracts	70	23	68	23
Other contracts	904	32	794	30

Total	¥273,797	¥17,910	¥266,544	¥16,876

Derivatives designated as hedging instruments(3):
Interest rate contracts	¥646	¥18	¥94	¥1

Total hedging derivatives	¥646	¥18	¥94	¥1

	Translation into billions of U.S. dollars
	March 31, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	$83.57	$8.86	$90.40	$8.67
Interest rate contracts	1,877.46	112.92	1,937.63	105.11
Credit contracts	500.12	55.59	498.33	51.82
Foreign exchange contracts	290.46	2.72	153.23	4.08
Commodity contracts	0.71	0.23	0.69	0.23
Other contracts	9.12	0.32	8.01	0.30

Total	$2,761.44	$180.64	$2,688.29	$170.21

Derivatives designated as hedging instruments(3):
Interest rate contracts	$6.52	$0.18	$0.95	$0.01

Total hedging derivatives	$6.52	$0.18	$0.95	$0.01

(1)	Includes the amount of embedded derivatives bifurcated in accordance with SFAS 133.
(2)	Derivative assets are reported in Trading assets. Derivative liabilities are reported in Trading liabilities, and embedded derivatives are reported in Short-term borrowings and Long-term borrowings.
(3)	Derivatives designated as hedging instruments are reported in Other assets-Other and Other liabilities-Other.

The following table discloses amounts included in the consolidated statement of operations related to derivatives:

	Billions of yen	Translation into billions of U.S. dollars
	Three month ended March 31, 2009(1)
	Net gains and (loss) on trading
Derivative contracts used for trading purpose(2):
Equity contracts	¥15	$0.15
Interest rate contracts	86	0.87
Credit contracts	41	0.41
Foreign exchange contracts	(175)	(1.76)
Commodity contracts	0	0.00
Other contracts	(3)	(0.03)

Total trading derivatives	¥(36)	$(0.36)

Derivatives designated as hedging instruments:
Interest rate contracts	¥2	$0.02

Total hedging derivatives	¥2	$0.02

(1)	The table only includes net gain and (loss) for the three months ended March 31, 2009, which is the first interim period after Nomura adopted SFAS 161.
(2)	Includes net gain and (loss) on embedded derivatives.

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features are clauses that would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Group’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2009, was ¥1,578 billion ($15.92 billion) with related collateral pledged at that date of ¥629 billion ($6.34 billion). In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥13 billion ($0.13 billion).

Credit derivatives:

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in a option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivative used by Nomura are those linked to the performance of a credit default index. Nomura also writes single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party and issues other credit-risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, dissolution or insolvency of the underlying referenced entity, failure to pay and restructuring of obligations of the referenced security.

The following table presents information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings at March 31, 2009.

	Billions of yen
	Carrying value(1)	Maximum Potential Payout/Notional					Notional
		Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥1,014	¥9,711	¥938	¥2,282	¥5,337	¥1,154	¥9,067
Credit default indices	2,962	32,963	628	8,808	17,795	5,732	32,919
Other credit-risk related portfolio products	1,044	5,178	45	921	2,561	1,651	4,915
Credit-risk related options and swaptions	2	8	—	8	—	—	8

Total	¥5,022	¥47,860	¥1,611	¥12,019	¥25,693	¥8,537	¥46,909

	Translation into billions of U.S. dollars
	Carrying value(1)	Maximum Potential Payout/Notional					Notional
		Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	$10.23	$97.94	$9.46	$23.01	$53.83	$11.64	$91.45
Credit default indices	29.88	332.45	6.33	88.83	179.48	57.81	332.01
Other credit-risk related portfolio products	10.53	52.22	0.46	9.29	25.82	16.65	49.57
Credit-risk related options and swaptions	0.02	0.08	—	0.08	—	—	0.08

Total	$50.66	$482.69	$16.25	$121.21	$259.13	$86.10	$473.11

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following table presents information about Nomura’s written credit derivatives by external credit rating of underlying asset at March 31, 2009. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If neither of them are available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. as of March 31, 2009. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥227	¥591	¥2,619	¥3,537	¥1,540	¥1,197	¥9,711
Credit default indices	471	557	16,069	11,979	735	3,152	32,963
Other credit-risk related portfolio products	—	—	—	—	—	5,178	5,178
Credit-risk related options and swaptions	—	—	—	—	—	8	8

Total	¥698	¥1,148	¥18,688	¥15,516	¥2,275	¥9,535	¥47,860

	Translation into billions of U.S. dollars
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	$2.29	$5.96	$26.41	$35.67	$15.53	$12.08	$97.94
Credit default indices	4.75	5.62	162.07	120.81	7.41	31.79	332.45
Other credit-risk related portfolio products	—	—	—	—	—	52.22	52.22
Credit-risk related options and swaptions	—	—	—	—	—	0.08	0.08

Total	$7.04	$11.58	$188.48	$156.48	$22.94	$96.17	$482.69

(1)	“Other” includes credit derivatives with credit rating of underlying asset that is below investment grade or where rating is unavailable.

5. Private equity business:

Nomura’s private equity investments, which are made primarily through its Merchant Banking Division, continue to expand in both Japan and Europe.

As of April 1, 2007 Nomura adopted SOP 07-1. Certain entities which Nomura consolidates under either a voting interest or variable interest model (“investment company subsidiaries”) are investment companies pursuant to the provisions of SOP 07-1. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to the parent entity or the Nomura group. In accordance with Nomura investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method. Such investments may generally only be made by investment companies within the group. Non-core businesses are defined as those engaged in activities other than Nomura’s five business segments.

Nomura also adopted SFAS 159 on April 1, 2008 as well as SOP 07-1. As a result, all private equity investments are now accounted for at fair value, with changes in fair value recognized through the consolidated statement of operations. Prior to adoption of SOP 07-1, private equity investments were accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment.

Private equity business in Japan

Nomura has an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”).

Since its inception in 2001, NPF has made 21 investments and exited from 15 of these investments (including partial sales) and the fair value of its investment portfolio is ¥98,998 million ($998 million) as at March 31, 2009.

NPF is a consolidated investment company pursuant to the provisions of SOP 07-1 and therefore carries all of its investments at fair value, with changes in fair value recognized through the consolidated statement of operations from the adoption date of SOP 07-1 on April 1, 2007, rather than applying the equity method of accounting or consolidation, which was the accounting applied to certain investments prior to that date.

Nomura also makes private equity investments through another wholly-owned subsidiary Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company pursuant to SOP 07-1 as it invests in entities engaged in our core business.

On April 11, 2008, NFP and its joint investors entered into a share purchase agreement with Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”), a newly established entity for this transaction, The Ashikaga Bank Ltd. (“Ashikaga Bank”) and the Deposit Insurance Corporation of Japan (“DICJ”). Ashikaga Holdings acquired Ashikaga Bank’s shares from DICJ for ¥120 billion ($1.21 billion) and subscribed for Ashikaga Bank’s new shares for ¥160 billion ($1.61 billion) on July 1, 2008. Nomura elected the fair value option to account for its investment in Ashikaga Holdings common stock, in which its ownership share is 45.5%. For more information of the fair value option under SFAS 159, see Note 2, “Summary of accounting policies”.

Private equity business in Europe

In Europe, Nomura’s private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure to run Nomura’s European private equity business, on March 27, 2002, Nomura restructured its PFG and, as a result, contributed its investments in certain of its remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, Nomura ceased consolidating the Terra Firma Investments and accounted for the investments managed by Terra Firma at fair value in accordance with the AICPA Audit and Accounting Guide, “Investment Companies” until March 31, 2007, following which Nomura adopted SOP 07-1.

The Terra Firma Investments are held by entities which are consolidated investment companies pursuant to the provisions of SOP 07-1 and therefore Nomura continues to account for these investments at fair value, with changes in fair value recognized through the consolidated statement of operations.

The estimated fair value of the Terra Firma Investments was ¥130,938 million and ¥89,762 million ($905 million) at March 31, 2008 and 2009, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥252 billion ($2.54 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥671 billion ($6.77 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥25,182 million ($254 million) and reduced to ¥6,038 million ($61 million) as a result of adjustments for recyclable distributions. As of March 31, 2009, ¥4,392 million ($44 million) had been drawn down for investments.

For TFCP III, Nomura’s total commitment is ¥12,984 million ($131 million) and ¥7,037 million ($71 million) had been drawn down for investments as at March 31, 2009.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statement of operations.

Other Investments

Nomura also makes private equity investments in Europe through wholly owned subsidiaries and other consolidated entities which have third party pooling of funds. These entities are consolidated investment companies pursuant to the provisions of SOP 07-1 and therefore all investments are carried at fair value, with changes in fair value recognized through the consolidated statement of operations.

6. Investment company accounting

Certain entities, including NPF and TFCPI are investment companies pursuant to the provisions of SOP 07-1 and therefore carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations from the adoption date of April 1, 2007.

The following table summarizes the aggregate carrying value (fair value) and the cost of investments held by all investment company subsidiaries consolidated within the Nomura group which are investment companies pursuant to SOP 07-1 and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Closing cost(1)	¥210,193	¥260,920	$2,632
Gross unrealized appreciation	148,354	90,760	915
Gross unrealized depreciation	(52,193)	(97,987)	(988)

Closing fair value	¥306,354	¥253,693	$2,559

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

The following table summarizes the performance of the investments held by investment company subsidiaries during the period:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Opening fair value	¥487,059	¥306,354	$3,090
Purchase / (sales) of investees during the period(1)	(250,067)	36,414	368
Realized gains / (losses) during the period(2)	76,082	49,493	499
Change in unrealized gains / (losses) during the period	(6,720)	(138,568)	(1,398)

Closing fair value	¥306,354	¥253,693	$2,559

(1)	Acquisition cost of new investees and additional investments or sales proceeds of investees disposed of during the period.
(2)	Realized gains and losses are calculated as the difference between sales proceeds and the adjusted historical cost of the investment.

7. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2008	2009	2009
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥13,106	¥10,742	$108
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheet) or repledged	9,028	8,631	87

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed parenthetically as Securities pledged as collateral in Trading assets and private equity investments and Other assets—Investments in and advances to affiliated companies on the consolidated balance sheets at March 31, 2008 and 2009, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Trading assets:
Equities and convertible bonds	¥197,669	¥78,432	$791
Government and government agency bonds	263,955	495,043	4,993
Bank and corporate debt securities	718,380	312,729	3,154
Beneficial interests and others	531	52	1

	¥1,180,535	¥886,256	$8,939

Non-trading debt securities	¥94,560	¥108,700	$1,096
Investments in and advance to affiliated companies	¥49,761	¥35,682	$360

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Loans and receivables	¥22,352	¥7,408	$75
Trading assets	2,084,313	3,145,982	31,730
Office buildings, land, equipment and facilities	43,895	51,153	516
Non-trading debt securities	85,866	55,244	557
Other	1,982	—	—

	¥2,238,408	¥3,259,787	$32,878

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings and trading balances of secured borrowings, and derivative transactions. See Note 12, “Borrowings”, for further information regarding trading balances of secured borrowings.

8. Securitization and Variable Interest Entities (VIEs):

Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with SFAS 140. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including retained interests in the SPEs. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheet, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined using observable prices or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement in the SPEs to which Nomura transferred assets. During the year ended March 31, 2009, Nomura securitized ¥137 billion ($1.39 billion) and recognized associated gain on sale of ¥203 million ($2.05 million). As of March 31, 2009, the cumulative balance of financial assets transferred to SPEs in which Nomura has continuing involvement was ¥1,122 billion ($11.31 billion), the size of total assets held by such SPEs was ¥1,198 billion ($12.08 billion), and Nomura’s retained interest was ¥7 billion ($0.07 billion). Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥29 billion ($0.30 billion). Nomura does not provide financial support beyond its contractual obligations. For the year ended March 31, 2009, Nomura received ¥139 billion ($1.40 billion) of proceeds from the SPEs.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under SFAS 140. The transfers are accounted for as secured financing transactions within Long-term borrowings.

	Billions of yen	Translation into billions of U.S. dollars
	March 31, 2009
Assets
Trading assets
Equities	¥136	$1.37
Debt securities	246	2.48
Mortgage and mortgage-backed securities	84	0.85

Total	¥466	$4.70

Liabilities
Long-term borrowings	¥443	$4.47

During the year ended March 31, 2008, Nomura securitized ¥691 billion of financial assets and received ¥12 billion from securitization trusts and paid ¥3 billion to securitization trusts. Nomura held ¥17 billion of retained interests in transferred assets as of March 31, 2008.

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The following table presents the classification of the consolidated VIEs’ assets and liabilities. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen	Translation into billions of U.S. dollars
	March 31, 2009
Consolidated VIEs’ assets
Cash and cash equivalent	¥50	$0.51
Trading assets
Equities	362	3.65
Debt securities	52	0.53
Mortgage and mortgage-backed securities	123	1.24
Investment trust funds and other	8	0.08
Derivatives	12	0.13
Office buildings, land, equipment and facilities	51	0.52
Other	32	0.30

Total	¥690	$6.96

Consolidated VIEs’ liabilities
Trading liabilities
Mortgage-backed securities	¥26	$0.26
Derivatives	2	0.02
Long-term borrowings	251	2.54
Other	28	0.28

Total	¥307	$3.10

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary or holds variable interests in VIEs that Nomura sponsored. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations; guarantees and residual interests regarding leveraged and operating leases for aircraft held by VIEs; and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of assets and liabilities of unconsolidated VIEs for which Nomura holds significant variable interests, or interests in VIEs that Nomura sponsored, and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheet, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥84	¥—	¥84
Debt securities	24	—	24
Mortgage and mortgage-backed securities	89	—	89
Investment trust fund and other	4	—	4
Derivatives	55	0	116
Loans	48	—	48
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	23

Total	¥304	¥0	¥388

	Translation into billions of U.S dollars
	March 31, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	$0.85	$—	$0.85
Debt securities	0.24	—	0.24
Mortgage and mortgage-backed securities	0.89	—	0.89
Investment trust fund and other	0.04	—	0.04
Derivatives	0.56	0.00	1.18
Loans	0.49	—	0.49
Other	0.00	—	0.00
Commitments to extend credit and other guarantees	—	—	0.23

Total	$3.07	$0.00	$3.92

FSP SFAS 140-4 and FIN 46-R-8 is effective for the annual or interim reporting periods ending after December 15, 2008. The two tables below that relate to the prior fiscal year end were prepared in accordance with the disclosure requirements prior to the adoption of FSP SFAS 140-4 and FIN 46-R-8.

The following table presents the classification of VIEs’ assets that collateralized the VIEs’ obligations at March 31, 2008. The investors do not have any recourse to Nomura beyond the assets held in the VIEs.

Billions of yen
March 31, 2008
Consolidated VIE assets providing collateral for VIE obligations
Trading assets	¥240
Office buildings, land, equipment and facilities	47
Other	3

Total	¥290

The following table presents the aggregate total assets of VIEs for which Nomura holds significant variable interests and the maximum exposure to loss associated with these significant variable interests at March 31, 2008. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

Billions of yen
March 31, 2008
VIEs’ assets	¥457
Maximum exposure to loss	261

9. Receivables and payables

Loans receivable consist primarily of loans receivable in connection with banking activities (“loans at banks”), loans receivable in connection with financing activities such as asset-based loans at non-bank entities (“financing activity loans”), margin transaction loans related to broker dealers (“margin transaction loans”), and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

For each of these types of loans, the following table presents the total recorded investment or fair value for those loans elected for the fair value option:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Loans at banks	¥252,553	¥214,390	$2,162
Financing activity loans	200,947	191,489	1,931
Margin transaction loans	181,313	67,442	680
Inter-bank money market loans	149,449	45,858	463

Loans receivable total	¥784,262	¥519,179	$5,236

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible against loans receivable, receivables from customers and receivables from other than customers. Changes in the Allowance for doubtful accounts are presented below:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2009
Balance at beginning of year	¥2,027	¥1,399	$14
Provision for losses	149	3,089	31
Charge-offs	(252)	(318)	(3)
Other	(525)	(405)	(4)

Balance at end of year	¥1,399	¥3,765	$38

Net receivables/payables arising from unsettled securities transactions are included in Payables to other than customers amounting to ¥19,489 million at March 31, 2008 and Receivables from other than customers amounting to ¥480,182 million ($4,843 million) at March 31, 2009

10. Business combinations:

Lehman

In October 2008, Nomura acquired the majority of Lehman’s Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions will strengthen Nomura’s wholesale and investment banking businesses and expand its global capabilities.

Nomura also acquired Lehman’s specialized services companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd, Lehman Brothers Financial Services (India) Private Ltd and Lehman Brothers Structured Finance Services Private Ltd. The operations of these three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia Pacific by supporting IT operations, financial control, and global risk management.

Nomura has accounted for these acquisitions as a business combination. Accordingly, the operating results of the acquired businesses have been included in Nomura’s consolidated statement of operations from October 2008. The acquisition costs were allocated to the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The allocation of the purchase price will be completed within one year of the acquisition date, once Nomura has completed its analysis of the fair value of the assets acquired and liabilities assumed.

The following table provides a summary of the estimated fair value of the assets acquired, including goodwill, and the liabilities assumed based on the preliminary values as of October 2008:

	Millions of yen	Translation into millions of U.S. dollars
Assets:
Cash and cash deposits	¥2,675	$27
Loans and receivables	1,303	13
Office buildings, land, equipment and facilities	26,066	263
Intangible assets(1)	26,420	266
Other	2,434	25

Total assets	¥58,898	$594

Liabilities:
Payables and deposits	¥10,759	$109
Other	18,294	184

Total liabilities(2)	29,053	293

Net assets	29,845	301

Acquisition costs(3)	42,863	432

Preliminary estimate of goodwill(4)	¥13,018	$131

(1)	Intangible assets primarily comprise the estimated fair value of customer relationships and favorable lease agreements, which will be amortized based on a weighted-average amortization period of 10 years with no residual value.
(2)	Total liabilities include approximately ¥17 billion ($0.17 billion) of liabilities incurred in connection with the termination and relocation of Lehman employees. As of March 31, 2009, Nomura is still executing its restructuring plans for the acquired businesses and therefore additional liabilities will be recognized during the period through to September 30, 2009. Recognition of these liabilities will also result in an increase in the amount of reported goodwill.
(3)	Acquisition costs are primarily comprise the fair value of consideration given and direct acquisition costs incurred.
(4)	The preliminary estimate of goodwill of approximately ¥13 billion ($0.13 billion) represents the value expected from the synergies created from strengthening Nomura’s wholesale and investment banking businesses and expanding its global operations by integrating Lehman’s customer base. Of this amount, ¥8 billion ($0.08 billion) has been recorded in Nomura’s Global Markets segment and the remaining ¥5 billion ($0.05 billion) in its Investment Banking segment. ¥6 billion ($0.06 billion) of goodwill is deductible for Japan tax purposes.

In addition to restructuring of the acquired businesses, management also initiated a restructuring of Nomura’s existing activities at the end of 2008. Total restructuring costs of ¥7 billion ($0.07 billion) have been recognized in the consolidated statement of operations during the year. These costs primarily consist of one-time and ongoing staff termination costs which are reported within Non-interest expenses—Compensation and benefits.

The following unaudited condensed combined pro forma financial information presents the results of operations as if the acquisitions had been completed as of April 1, 2007.

	Millions of yen, except per share amounts		Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2008	2009	2009
Total revenue	¥2,297,185	¥679,920	$6,857
Net income (loss)	114,883	(794,081)	(8,009)
Basic EPS	60.20	(408.92)	(4.12)
Diluted EPS	60.01	(410.55)	(4.14)

The unaudited condensed combined pro forma financial information is presented for illustrative purposes only and does not indicate the actual consolidated financial results that would have been reported had the acquisitions actually taken place as of April 1, 2007. It also is not indicative of the results of operations in future periods.

11. Other assets-Other/ Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Other assets-Other:
Securities received as collateral	¥242,601	¥32,079	$324
Goodwill and other intangible assets	103,022	130,972	1,321
Deferred tax assets	273,041	334,123	3,370
Investments in equity securities for other than operating purposes	20,198	5,978	60
Other	170,047	220,091	2,220

Total	¥808,909	¥723,243	$7,295

Other liabilities:
Obligation to return securities received as collateral	¥242,601	¥32,079	$324
Accrued income taxes	35,669	10,593	107
Other accrued expenses	279,169	360,867	3,640
Minority interests	12,978	12,150	123
Other	65,767	64,035	645

Total	¥636,184	¥479,724	$4,839

Changes in goodwill, which are included in the consolidated balance sheets in Other assets-Other, are as follows.

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2008		2009		2009
Balance at beginning of year	¥91,279		¥62,990		$635
Increase by business combinations and acquisitions	—		14,288	(2)	144
Impairment	—		(1,362)		(14)
Other	(28,289	)(1)	(5,457	)(3)	(54)

Balance at end of year	¥62,990		¥70,459		$711

(1)	¥17,143 million was no longer recognized following adoption of SOP 07-1 and deconsolidation of certain entities held by investment companies. ¥11,146 relates to translation adjustments.
(2)	¥13,018 million ($131 million) is related to Lehman and ¥1,270 million ($13 million) is related to Chi-X Global Technology which is a subsidiary of Instinet.
(3)	¥5,393 million ($54 million) is related to translation adjustments.

The gross carrying amounts of other intangible assets subject to amortization were ¥35,323 million and ¥59,677 million ($602 million) at March 31, 2008 and 2009, respectively. These amounts primarily comprise customer relationships related to the acquisitions of Instinet Incorporated and Lehman Brothers, which will be amortized based on a weighted-average amortization period of 15 years and 10 years, respectively. The gross carrying amounts of other intangible assets not subject to amortization were ¥8,563 million and ¥8,394 million ($85 million) at March 31, 2008 and 2009, respectively. Accumulated amortization of other intangible assets amounted to ¥3,854 million and ¥7,558 million ($76 million) at March 31, 2008 and 2009, respectively.

12. Borrowings:

Short-term and long-term borrowings of Nomura at March 31, 2008 and 2009 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Short-term borrowings(1):
Commercial paper	¥445,933	¥318,675	$3,214
Bank borrowings	658,438	796,742	8,036
Other	321,895	67,957	685

Total	¥1,426,266	¥1,183,374	$11,935

Long-term borrowings :
Long-term borrowings from banks and other financial institutions(2)	¥1,449,553	¥1,993,324	$20,104
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	610,920	923,086	9,310
Non-Japanese yen denominated	418	10,716	108
Floating-rate obligations:
Japanese yen denominated	120,198	131,971	1,331
Non-Japanese yen denominated	475,997	264,925	2,672
Index / Equity-linked obligations:
Japanese yen denominated	1,820,643	1,436,840	14,492
Non-Japanese yen denominated	367,487	279,138	2,815

	3,395,663	3,046,676	30,728

Sub-Total	4,845,216	5,040,000	50,832

Trading balances of secured borrowings	379,210	443,028	4,468

Total	¥5,224,426	¥5,483,028	$55,300

(1)	Include secured borrowings of ¥17,380 million ($175 million) at March 31, 2009.
(2)	Include secured borrowings of ¥24,722 million at March 31, 2008 and ¥29,898 million ($302 million) at March 31, 2009.
(3)	Include secured borrowings of ¥252,202 million at March 31, 2008 and ¥171,225 million ($1,727 million) at March 31, 2009.

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under SFAS 140. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Debt issued by the Company	¥1,502,345	¥1,974,286	$19,912
Debt issued by subsidiaries—guaranteed by the Company	2,365,315	1,706,250	17,209
Debt issued by subsidiaries—not guaranteed by the Company(1)	1,356,766	1,802,492	18,179

Total	¥5,224,426	¥5,483,028	$55,300

(1)	Includes trading balances of secured borrowings.

At March 31, 2008, fixed-rate obligations of long-term borrowings are due between 2008 and 2023 at interest rates ranging from 0.71% to 6.40%. Floating-rate obligations, which are generally based on LIBOR, are due between 2008 and 2015 at interest rates ranging from 0.92% to 5.32%. Index / Equity-linked obligations are due between 2008 and 2038 at interest rates ranging from 0.00% to 40.00%.

At March 31, 2009, fixed-rate obligations of long-term borrowings are due between 2009 and 2023 at interest rates ranging from 0.10% to 7.00%. Floating-rate obligations, which are generally based on LIBOR, are due between 2009 and 2018 at interest rates ranging from 0.57% to 3.91%. Index / Equity-linked obligations are due between 2009 and 2043 at interest rates ranging from 0.00% to 32.70%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest. Principally, bonds and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, were as follows:

	March 31
	2008	2009
Short-term borrowings	1.37%	0.98%
Long-term borrowings	2.76%	1.56%
Fixed-rate obligations	0.88%	0.81%
Floating-rate obligations	2.08%	1.54%
Index / Equity-linked obligations	3.64%	1.89%

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2008 consist of the following:

Year ending March 31	Millions of yen
2009	¥476,131
2010	533,596
2011	262,752
2012	564,551
2013	624,553
2014 and thereafter	2,383,633

Sub-Total	4,845,216

Trading balances of secured borrowings	379,210

¥5,224,426

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2009 consist of the following:

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2010	¥489,472	$4,937
2011	389,742	3,931
2012	710,933	7,170
2013	566,685	5,715
2014	440,053	4,438
2015 and thereafter	2,443,115	24,641

Sub-Total	5,040,000	50,832

Trading balances of secured borrowings	443,028	4,468

	¥5,483,028	$55,300

Borrowing facilities

At March 31, 2008 and 2009, Nomura had unutilized borrowing facilities of credit amounting to ¥370,209 million and ¥256,230 million ($2,584 million), respectively.

Subordinated borrowings

At March 31, 2008 and 2009, subordinated borrowings were ¥126,539 million and ¥949,098 million ($9,572 million), respectively.

Convertible Bonds

On December 16, 2008, Nomura issued the Subordinated Unsecured Convertible Bonds No.1 (the “Convertible Bonds”) totaling ¥110 billion at par. The initial conversion price was ¥745 per share subject to certain conversion price adjustment provisions. One of the adjustment provisions allowed for a reduction in the conversion price was the case if new shares were issued within ninety days of the issuance of the Convertible Bonds at consideration per share lower than the initial conversion price. This provision was considered a contingent beneficial conversion feature, to be recorded if and when the contingency was triggered. This contingency was triggered by a new share issuance announced on March 4, 2009 offering a total of 750,000,000 new shares to be issued through two distribution methods, a public offering as well as a third-party allotment. Accordingly, in March 2009, the conversion price was reduced to ¥438.2. As a result, in March 2009, Nomura reclassified the intrinsic value associated with this beneficial conversion feature from Long-term borrowing to Additional paid-in capital. The discount resulting from the reclassification of the beneficial conversion feature is amortized using the interest method until the maturity date of the Convertible Bonds of March 31, 2014. As of March 31, 2009, the balance in Additional paid-in capital associated with the beneficial conversion feature was ¥40,995 million, after considering the effect of deferred taxes. This provision expired during this fiscal year. The number of shares into which the convertible bonds are convertible was 251,026,928 as of March 31, 2009. Subject to certain governmental approval, Nomura may redeem all, for cash at their par amount, if the average closing price of our shares exceeds 120% of the conversion price for a defined period of time. In this case, partial redemption is not permissible.

13. Earnings per share:

SFAS 128, basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of operations. Basic EPS is calculated by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that weighted average number of common shares is adjusted to reflect all dilutive instruments where potential common shares are deliverable during the year. In addition, net income is also adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by affiliates.

A reconciliation of the amounts and the numbers used in the calculation of basic and diluted EPS is as follows:

	Yen amounts in millions except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2008	2009	2009
Basic—
Net loss applicable to common stock	¥(67,847)	¥(708,192)	$(7,143)

Weighted average number of shares outstanding	1,908,399,176	1,941,906,637

Basic EPS:
Net loss	¥(35.55)	¥(364.69)	$(3.68)

Diluted—
Net loss applicable to common stock	¥(67,849)	¥(708,207)	$(7,143)

Weighted average number of shares outstanding used in diluted EPS computations	1,907,307,701	1,934,159,290

Diluted EPS:
Net loss	¥(35.57)	¥(366.16)	$(3.69)

In determining diluted EPS, net income applicable to common stock has been adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the years ended March 31, 2008 and 2009 arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflect potential decrease in number of common shares arising from stock option plans (A-plan) and stock units plans (B-plan) issued by the Company that would individually increase loss per share in the years ended March 31, 2008 and 2009.

Antidilutive stock options to purchase 14,058,600 common shares at March 31, 2008, were not included in the computation of diluted EPS. Also antidilutive stock options and convertible bonds to purchase or convert to 266,942,428 common shares at March 31, 2009, were not included in the computation of diluted EPS.

14. Employee benefit plans:

Nomura provides various severance benefits and pension plans which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (the “Japanese entities”) have contributory funded benefit pension plans for their employees who meet eligibility requirements. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on the combination of years of service, age at the retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason of retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan account, which is computed based on compensation of the participants, adjusted for changes in Japanese government bond rates. This plan amendment attributed a reduction in the benefit obligations of the subsidiaries.

Substantially all overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for pension benefits for these plans amounting to ¥3,357 million and ¥7,628 million ($77 million) at March 31, 2008, and 2009, respectively.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans include the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2008	2009	2009
Service cost	¥9,395	¥9,706	$98
Interest cost	4,928	5,058	51
Expected return on plan assets	(4,118)	(3,543)	(36)
Amortization of net actuarial losses	1,452	3,260	33
Amortization of prior service cost	86	(202)	(2)

Net periodic benefit cost	¥11,743	¥14,279	¥144

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in benefit obligation and fair value of plan assets and a summary of the funded status:

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2008	2009	2009
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥234,988	¥244,338	$2,464
Service cost	9,395	9,706	98
Interest cost	4,928	5,058	51
Actuarial loss	2,369	1,596	16
Benefits paid	(7,374)	(12,533)	(126)
Plan amendment	—	(18,332)	(185)
Other	32	48	1

Projected benefit obligation at end of year	¥244,338	¥229,881	$2,319

Change in plan assets:
Fair value of plan assets at beginning of year	¥158,623	¥141,685	$1,429
Actual return on plan assets	(20,033)	(26,740)	(270)
Employer contributions	8,775	7,303	74
Benefits paid	(5,680)	(5,876)	(59)
Other	—	112	1

Fair value of plan assets at end of year	¥141,685	¥116,484	$1,175

Funded status at end of year	(102,653)	(113,397)	(1,144)

Amounts recognized in the consolidated balance sheets	¥(102,653)	¥(113,397)	$(1,144)

As a result of the plan amendment for a part of the defined benefit plans, the projected benefit obligation decreased by ¥18,332 million at December 31, 2008 and resulted in an unrecognized prior service cost, which will be recognized in future service periods.

The accumulated benefit obligation for Japanese entities’ plans was ¥219,326 million and ¥226,615 million ($2,286 million) as of March 31, 2008 and 2009, respectively.

The projected benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2008 and 2009 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Plans with ABO in excess of plan assets:
PBO	¥244,338	¥229,881	$2,319
ABO	219,326	226,615	2,286
Fair value of plan assets	141,685	116,484	1,175
Plans with PBO in excess of plan assets:
PBO	¥244,338	¥229,881	$2,319
ABO	219,326	226,615	2,286
Fair value of plan assets	141,685	116,484	1,175

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ended March 31
	2009	2009
Net actuarial loss	¥98,769	$996
Net prior service cost	(16,964)	(171)

Total	¥81,805	$825

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ending March 31
	2010	2010
Net actuarial loss	¥4,757	$48
Net prior service cost	(1,062)	(11)

Total	¥3,695	$37

Assumptions

The following table presents the weighted-average assumptions used to determine benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2008	2009
Discount rate	2.1%	2.0%
Rate of increase in compensation levels	3.7%	2.5%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2008	2009
Discount rate	2.1%	2.0%
Rate of increase in compensation levels	3.7%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%

Generally, Nomura determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The following table presents the composition of plan assets by asset category:

Japanese entities’ plans—

	March 31
	2008	2009
Equity securities	43.6%	36.6%
Debt securities	49.2%	58.0%
Other	7.2%	5.4%

Total	100.0%	100.0%

Nomura’s investment policies are to protect plan assets while generating sufficiently stable real returns to help cover current and future benefit payment needs. Risk is controlled through diversification of asset types in domestic and overseas equity securities, debt securities and other. For Japanese entities’ plans, the target of strategic allocation is principally 46.5% equity securities, 45.5% debt securities and 8.0% other. The asset mix and when and how to rebalance the portfolio are reviewed periodically.

Cash Flows

Nomura expects to contribute approximately ¥14,386 million ($145 million) to Japanese entities’ plans in the year ending March 31, 2010 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2010	¥8,280	$84
2011	8,475	85
2012	8,713	88
2013	8,530	86
2014	8,775	89
2015-2019	51,353	518

Defined contribution pension plans—

In addition to the defined benefit pension plans, the Company, Nomura Securities Co., Ltd., and other Japanese and non-Japanese entities have defined contribution pension plans.

Nomura contributed ¥905 million and ¥1,415 million ($14 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2008, and 2009, respectively. During the year ended March 31, 2009 certain subsidiaries in Japan increased an amount being contributed to defined contribution plans.

The contributions to the overseas defined contribution pension plans were ¥3,836 million and ¥4,711 million ($48 million) for the years ended March 31, 2008 and 2009, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥6,179 million and ¥6,200 million ($63 million) for the years ended March 31, 2008 and 2009, respectively.

15. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance, to recruit talented staff and to link a portion of compensation to the Company’s stock price, namely of “A-plan” and “B-plan”. The A-plan generally consists of stock option plans, and the B-plan consists of stock units plans.

Stock option plans (A-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock option plans for employees (directors, executive managing directors and certain employees). These stock options vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to accelerated expiration on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the grant date.

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model with the following assumptions. Expected volatilities are based on historical volatility of the Company’s common stock. The expected dividend yield is based on the current dividend rate at the time of grant. The expected lives of options granted are determined based on historical experience. The risk-free interest rate—estimate is based on yen swap rate with a maturity equal to the expected lives of options. The weighted-average grant date fair value of options granted during the years ended March 31, 2008 and 2009 were ¥496 and ¥281 ($3) per share, respectively. The weighted-average assumptions used for the years are as follows:

	Year ended March 31
	2008	2009
Expected volatility	33.85%	32.73%
Expected dividends yield	1.54%	2.28%
Expected lives (in years)	6	6
Risk-free interest rate	1.65%	1.43%

Activity related to these stock option plans (A-plan) is as follows:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding at March 31, 2007	7,527,000	1,746	4.4
Granted	2,016,000	2,382
Exercised	(504,200)	1,590
Repurchased	—	—
Forfeited	(38,000)	1,987
Expired	—	—

Outstanding at March 31, 2008	9,000,800	1,891	4.1
Granted	2,088,000	1,460
Exercised	(21,500)	1,336
Repurchased	—	—
Forfeited	(6,000)	2,045
Expired	—	—

Outstanding at March 31, 2009	11,061,300	1,645	3.7

The total intrinsic value of options exercised during the years ended March 31, 2008 and 2009 were ¥308 million and ¥5 million ($0.1 million), respectively. The aggregate intrinsic value of options outstanding at March 31, 2009 was ¥nil.

The following table details the distribution of the options at March 31, 2009:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥2,125	2,001,000	¥2,125	5.3	—	¥—
¥1,964	1,804,000	1,964	4.3	1,804,000	1,964
¥1,600	1,166,000	1,600	0.2	1,166,000	1,600
¥1,460	2,088,000	1,460	6.4	—	—
¥1,444	1,230,000	1,444	1.2	1,230,000	1,444
¥1,434	1,250,000	1,434	2.2	1,250,000	1,434
¥1,258	1,522,300	1,258	3.3	1,522,300	1,258

Total	11,061,300	¥1,645	3.7	6,972,300	¥1,562

At March 31, 2008 and 2009, options exercisable were 5,189,800 and 6,972,300, respectively.

Stock unit plans (B-plan)—

The Company has issued stock acquisition rights of common stock pursuant to several effective stock unit plans for employees (directors, executive managing directors and certain employees). These stock units vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date. The exercise price is a nominal ¥1 per share.

Activity related to these stock unit plans (B-plan) is as follows:

	Outstanding (number of shares)	Weighted-average grant date fair value per share
Outstanding at March 31, 2007	6,468,500	1,978
Granted	8,769,800	2,314
Exercised	(1,670,600)	1,398
Repurchased	—	—
Forfeited	(903,200)	2,356
Expired	—	—

Outstanding at March 31, 2008	12,664,500	2,260
Granted	8,223,900	1,560
Exercised	(2,779,700)	2,248
Repurchased	—	—
Forfeited	(561,600)	1,958
Expired	—	—

Outstanding at March 31, 2009	17,547,100	1,944

As of March 31, 2009, there was ¥6,660 million ($67 million) of total unrecognized compensation cost related to stock unit plans. Such cost is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of shares vested during the years ended March 31, 2008 and 2009 were ¥5,421 million and ¥5,778 million ($58 million), respectively.

Total stock-based compensation expense included in net loss for the years ended March 31, 2008 and 2009 were ¥13,188 million and ¥16,476 million ($166 million), respectively. Total related tax benefits recognized in earnings for stock-based compensation expense for the years ended March 31, 2008 and 2009 were ¥990 million and ¥1,045 million ($11 million), respectively. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations. Cash received from exercise of the stock-based compensation plans during the year ended March 31, 2009 was ¥35 million ($0.4 million) and the tax benefit realized from exercise of the stock options was ¥nil.

Subsequent events

On April 30, 2009, the Company has issued stock acquisition rights of common stock pursuant to stock unit plans (B-plan) for foreign subsidiaries directors and certain employees. The total number of stock acquisition rights to be issued is 102,930 for the acquisition of 10,293,000 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and become exercisable two years after the grant date, and expire seven years after the grant date.

On June 16, 2009, the Company has issued stock acquisition rights of common stock pursuant to stock units plans (B-plan) for directors, executive officers and certain employees in the Company and foreign subsidiaries. The total number of stock acquisition rights to be issued is 16,300 for the acquisition of 1,630,000 shares. The exercise price is a nominal ¥1 per share. The stock acquisition rights vest and are exercisable two years after the grant date, and expire seven years after the grant date.

16. Income taxes:

The components of income tax expense reflected in the consolidated statements of operations are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2009
Current:
Domestic	¥133,196	¥7,635	$77
Foreign	9,924	5,142	52

	143,120	12,777	129

Deferred:
Domestic	(114,132)	(84,072)	(847)
Foreign	(25,729)	441	4

	(139,861)	(83,631)	(843)

Total	¥3,259	¥(70,854)	$(714)

The income tax benefit recognized from net operating losses for the year ended March 31, 2009 totaled ¥69,205 million ($698 million).

The Company and its wholly-owned domestic subsidiaries have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system targets only national tax. Since April 1, 2004, our domestic effective statutory tax rate is approximately 41%.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

A reconciliation of the effective income tax rate reflected in the consolidated statements of operations to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2008	2009
Normal effective statutory tax rate	41.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	(166.3)	(27.7)
Non-deductible expenses	(28.2)	(3.9)
Non-taxable revenue	13.8	2.9
Tax effect of undistributed earnings of foreign subsidiaries	15.9	(0.7)
Different tax rate applicable to income (loss) of foreign subsidiaries	(2.9)	(9.9)
Tax benefit related to loss of subsidiaries	121.6	7.6
Domestic tax reduction related to IT investment	0.1	(0.2)
Others

Effective tax rate	(5.0)%	9.1%

The net deferred tax assets of ¥273,041 million and ¥334,123 million ($3,370 million) included in Other assets—Other in the consolidated balance sheets at March 31, 2008 and 2009, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥20,763 million and ¥34,552 million ($348 million) included in Other liabilities in the consolidated balance sheets at March 31, 2008 and 2009, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities are as follows:

	Millions of yen			Translation into millions of U.S. dollars
	March 31
	2008	2009		2009
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥5,218	¥18,576		$187
Investments in subsidiaries and affiliates	218,602	241,506		2,436
Valuation of financial instruments	181,078	232,595		2,346
Accrued pension and severance costs	58,414	59,064		596
Other accrued expenses and provisions	74,164	70,899		715
Operating losses	158,360	343,581		3,465
Other	2,809	4,303		43

Gross deferred tax assets	698,645	970,524		9,788
Less—Valuation allowance	(326,634)	(493,906)		(4,981)

Total deferred tax assets	372,011	476,618		4,807

Deferred tax liabilities
Investments in subsidiaries and affiliates	53,364	56,398		569
Valuation of financial instruments	48,850	59,065		595
Undistributed earnings of foreign subsidiaries	1,257	5,114		52
Valuation of fixed assets	14,418	22,982		232
Reclassification of convertible bonds	—	28,340	(1)	286
Other	1,844	5,148		52

Total deferred tax liabilities	119,733	177,047		1,786

Net deferred tax assets	¥252,278	¥299,571		$3,021

(1)	See Note 12, “Borrowings”, for further discussion on the convertible bonds.

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of the Company believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets are shown below:

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2008		2009		2009
Balance at beginning of year	¥280,207		¥326,634		$3,294
Net change during the year	46,427	(1)	167,272	(2)	1,687

Balance at end of year	¥326,634		¥493,906		$4,981

(1)	Includes ¥9,491 million related to foreign subsidiaries which is mainly due to the increase of non-recoverability of losses in certain U.S subsidiaries and the decrease of allowance for deferred tax assets previously recorded on certain European subsidiaries, and ¥36,550 million related to the Company, which is due to the allowance for the non-recoverability of future realizable losses on local taxes. These allowances for deferred tax assets are determined based on a review of future realizable value.
(2)	Includes ¥121,273 million ($1,223 million) related to foreign subsidiaries which is mainly due to the increase of non-recoverability of losses in certain U.S subsidiaries and in certain European subsidiaries, ¥25,817 million ($260 million) related to subsidiaries in Japan and ¥20,182 million ($204 million) related to the Company, which is due to the allowance for the non-recoverability of future realizable losses on local taxes. These allowances for deferred tax assets are determined based on a review of future realizable value.

At March 31, 2009, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥3,760 million ($38 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

At March 31, 2009, Nomura has net operating loss carryforwards, for income tax purposes, of ¥1,092,857 million ($11,022 million) resulting from certain U.S. and European subsidiaries and from the Company. These losses, except for ¥464,833 million ($4,688 million), which can be carried forward indefinitely, expire as follows: 2009 through 2016—¥279,075 million ($2,815 million), 2017 and thereafter—¥348,949 million ($3,519 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

The total amount of unrecognised tax benefits as of the date of adoption of FIN 48 and that as of March 31, 2009 were ¥nil. Also there were no movements of the gross amounts in unrealized tax benefits and the amounts of interest and penalties recognised due to the unrealized tax benefits during the year ended March 31, 2009. Nomura recognises the accrual of interest related to unrecognised tax benefits and penalties related to unrecognised tax benefits, if there are any, in Income tax expense in the consolidated statement of operations.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom and United States. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. A liability for unrecognized tax benefits would be established if necessary, which Nomura believes to be adequate with regards to the potential for additional exposure. It is reasonably possible that there may be a significant increase in unrecognised tax benefits within 12 months of March 31, 2009. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognised tax benefits would have a material effect on its financial condition.

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which we remain subject to examination. Under Hong Kong tax law, the time bar does not apply if the entity records a tax loss, thus not stated in below table.

Jurisdiction	Year
Japan	2004	(1)
UK	2007
US	1999

(1)	For transfer pricing, the earliest year in which we remain subject to examinations is 2003.

17. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below:

	Shares
	Year ended March 31,
	2008	2009
Number of shares outstanding at beginning of year	1,907,049,871	1,906,885,059

New issue	—	695,172,900
Common stock held in treasury:
Repurchases of common stock	(2,344,149)	(74,263)
Sales of common stock	12,776	32,162
Common stock issued to employees	2,174,800	2,801,200
Other net change in treasury stock	(8,239)	(37,215)

Number of shares outstanding at end of year	1,906,885,059	2,604,779,843

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act of Japan (On May 1, 2006, the Companies Act of Japan became effective, which reformed and replaced the Commercial Code of Japan.). Additional paid-in capital and retained earnings include amounts which the Companies Act of Japan prohibits for the use of dividends and acquisition of treasury stock. The amount available for dividends and acquisition of treasury stock was ¥537,260 million ($5,419 million) at March 31, 2009. This amount is based on the amount recorded in the Company’s unconsolidated books of account maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated books of account have no effect on the determination of the amount available for dividends and acquisition of treasury stock under the Companies Act of Japan.

Retained earnings include Nomura’s equity in undistributed earnings of investees accounted for by the equity method in the amount of ¥66,916 million ($675 million) at March 31, 2009.

Dividends on common stock per share were ¥34 for the year ended March 31, 2008 and ¥25.5 ($0.26) for the year ended March 31, 2009.

On January 31, 2008, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 25 million shares, (b) total value of shares authorized for repurchase is up to ¥40 billion and (c) the share buyback will run from February 8, 2008, to March 14, 2008. Under this repurchase program, the Company repurchased 1.7 million shares of common stock at a cost of ¥2,520 million.

The change in common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, 1,185 thousand shares, or ¥2,348 million ($24 million), held by affiliated companies at March 31, 2009.

Nomura issued 661,572,900 shares and 33,600,000 shares through a global offering and third-party allotment, respectively in March, 2009.

18. Regulatory requirements:

The Financial Services Agency requires financial conglomerates to maintain net capital not less than the required capital on a consolidated basis under the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”), which was established in June 2005. As of March 31, 2008, the Company was in compliance with the minimum capital requirement. The Company has selected to calculate its consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (hereinafter referred to as the “Bank Holding Companies Notice”), which is allowed under the provision in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” instead of the Financial Conglomerate Guideline from the end of March, 2009. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we abide by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%. As of March 31, 2009, the Company was in compliance with the minimum capital requirement.

Under the Financial Instruments and Exchange Act, Nomura Securities Co, Ltd, (“NSC”) is subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories; (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2008 and 2009, the capital adequacy ratio of NSC exceeded 120%.

“Financial Instruments Firms” in Japan are required to segregate cash deposited by customers on securities transactions under the Financial Instruments and Exchange Act. At March 31, 2008 and 2009, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥123,801 million and ¥200,350 million ($2,021 million) and equities with a market value of ¥112,797 million and ¥3,116 million ($31 million), respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by the Financial Industry Authority (“FINRA”) as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”), which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 4% of the total risk margin requirement, as defined, for all positions carried in noncustomer accounts or $500,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2008 and 2009, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, the Nomura Europe Holdings plc (NEHS) group is regulated on a consolidated basis by the Financial Services Authority in the United Kingdom. Certain banking and broker/dealer subsidiaries of the NEHS group, including Nomura International plc, are also regulated on a stand alone basis by the Financial Services Authority or other appropriate local regulators. All of these regulators impose minimum capital adequacy requirements and limits on exposures to other entities within the Nomura Group. At March 31, 2008 and 2009 the NEHS group and its subsidiaries were in compliance with all relevant regulatory capital related requirements.

In Hong Kong, Nomura International (Hong Kong) Limited (“NIHK”) is licensed by the Securities and Futures Commission, Hong Kong to carry out regulated activities including dealing in securities and futures contracts, advising on securities and futures contracts, and advising on corporate finance. Its two branches, namely Taiwan branch and Korea branch, are also regulated by their local regulators under their respective jurisdictions. Activities of NIHK, including its two branches, are subject to the Securities and Futures (Financial Resources) Rules (FRR rules) which requires NIHK, at all times, to maintain its liquid capital at a level not less than its required liquid capital. Liquid capital means the amount by which its liquid assets exceed its ranking liabilities. Required liquid capital is calculated in accordance with the provisions laid down in the FRR rules. At March 31, 2008 and 2009, NIHK was in compliance with all relevant regulatory capital related requirements.

19. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd., Nomura Research Institute, Ltd., Nomura Land and Building Co., Ltd. and Fortress Investment Group LLC.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura held 21.1% of the outstanding share capital at March 31, 2001 and has applied the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, Nomura acquired an additional 0.6% equity interest in JAFCO. During the year ended March 31, 2003, Nomura acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd.

Nomura recognized impairment losses of ¥17,551 million and ¥13,618 million ($137 million) against its investment in JAFCO for the years ended March 31, 2008 and 2009, respectively. The share price of JAFCO has declined significantly during 2008 and 2009 as the Japanese stock market slowed down and this decline was determined to be other-than-temporary in nature. The loss was classified within Non-interest expenses—Other in the consolidated statement of operations.

At March 31, 2009, Nomura’s ownership of JAFCO was 27.5% and there was no balance of equity method goodwill arising from JAFCO.

Nomura Research Institute, Ltd. (“NRI”)—

NRI develops and manages computer systems and provides investigation/research services and management consulting services. One of the major customers of NRI is Nomura. Nomura has held 25.2% of the outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NRI in the consolidated financial statements.

NRI was listed on the First Section of the Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%.

Subsequently, during the year ended March 31, 2003 and 2005, Nomura acquired an additional 1.0% and 17.2% equity interest in NRI from Nomura Land and Building Co., Ltd, respectively.

In October 2005, Nomura applied for a share repurchase offered by NRI and NRI re-acquired 4 million of its shares from Nomura in November 2005.

For the year ended March 31, 2009, Nomura sold ¥38,419 million worth of software and computer equipment to NRI.

At March 31, 2009, Nomura’s ownership of NRI was 38.5% and the balance of equity method goodwill arising from NRI was ¥56,934 million ($574 million).

Nomura Land and Building Co., Ltd. (“NLB”)—

Prior to August 1, 2004, NLB owned a substantial portion of Nomura’s leased office space in Japan and from August 1, 2004, NLB has owned certain of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 20 “Commitments, contingencies and guarantees”, Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, Nomura acquired an additional 4.4% equity interest in NLB from a financial institution.

Effective August 1, 2004, Nomura acquired NLB’s facility management business, which included the ownership, lease, maintenance and administration of certain real estate properties previously leased to Nomura.

In March 2005, Nomura acquired an additional 8.4% equity interest in NLB from a third party.

In October 2006, Nomura Real Estate Holdings, Inc. (“NREH”) which is a subsidiary of NLB, completed an initial public offering and issued 36 million shares of common stock to third parties at an underwriting price of 3,332 yen per share and listed the shares on the First Section of the Tokyo Stock Exchange. Since the price of capital paid in per share exceeded NLB’s carrying amount per share of NREH stock, NLB recognized a gain from the offering based on its ownership of NREH shares and from the offering for sale of the 11 million NREH shares held by NLB. Nomura recognized its share of this gain in the consolidated statement of operations for the year ended March 31, 2007.

At March 31, 2009, Nomura’s ownership of NLB was 38.6% and the balance of equity method goodwill arising from NLB was ¥1,485 million ($15 million).

Fortress Investment Group LLC (“Fortress”)—

Fortress is a global alternative asset manager. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles.

In January 2007, Nomura acquired Class A shares of Fortress for approximately $888 million, representing 15% of voting interests. On February 8, 2007, Fortress announced its initial public offering of 34,286,000 Class A shares priced at $18.50 per share. Fortress also granted the underwriters an option to purchase up to an additional 5,142,900 Class A shares. In accordance with EITF Issue No. 03-16, “Accounting for Investments in Limited Liability Companies,” the investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method as prescribed by EITF Topic No.D-46, “Accounting for Limited Partnership Investments.”

Fortress’s shares began trading on February 9, 2007, on the New York Stock Exchange. Since the price of capital paid in per share exceeded Nomura’s carrying amount per share of Fortress stock, Nomura recognized a gain from changes in equity of Fortress, in the consolidated statement of operations during the year ended March 31, 2007.

For the year ended March 31, 2009, Nomura recognized an impairment loss of ¥81,248 million ($819 million) against its investment in Fortress. The share price of Fortress has declined significantly during 2008 as the U.S. stock market slowed down and this decline was determined to be other-than-temporary in nature. The loss was classified within Non-interest expenses—Other in the consolidated statement of operations.

At March 31, 2009, Nomura owned a 13.5% of voting interest in Fortress and there was no balance of equity method goodwill arising from Fortress.

Summary Financial Information—

A summary of financial information for JAFCO, NRI and NLB is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Total assets	¥1,549,634	¥2,012,853	$20,301
Total liabilities	1,007,620	1,507,486	15,204

	Year ended March 31
	2008	2009	2009
Net Revenues	¥493,058	¥530,181	$5,347
Non-interest expenses	430,766	498,104	5,024
Net income	30,340	2,598	26

A summary of financial information for Fortress is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008(1)	2009(1)	2009
Total assets	¥199,356	¥154,981	$1,563
Total liabilities	180,308	146,871	$1,481

	Year ended March 31
	2008(1)	2009(1)	2009
Net Revenues	¥63,835	¥38,702	$390
Non-interest expenses	185,405	150,079	1,514
Net income (loss)	(6,844)	(32,458)	(327)

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2007 and 2008, respectively. Nomura records its share of Fortress’s earnings on the equity basis on a three month lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for the lease transactions with NLB, which are disclosed in Note 20, “Commitments, contingencies and guarantees”, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Investments in affiliated companies	¥361,334	¥240,055	$2,421
Advances to affiliated companies	—	3,419	34

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2009
Revenues	¥1,738	¥865	$9
Non-interest expenses	40,526	43,750	441
Purchase of software and tangible assets	52,890	44,602	450

In addition to the above, the sale of tangible assets for the year ended March 31, 2008 was ¥11,541 million and the sale of software and tangible assets for the year ended March 31, 2009 was ¥38,420 million ($387 million).

The aggregate carrying amount and market value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Carrying amount	¥278,676	¥173,831	$1,753
Market value	309,355	156,194	1,575

Equity in earnings of equity-method investees, including those mentioned above, amounted to ¥10,416 million and loss of ¥5,534 million ($56 million) for the years ended March 31, 2008 and 2009, respectively. Equity in earnings of equity-method investees are included in Revenue—Other in the consolidated statements of operations. Dividends from equity-method investees for the years ended March 31, 2008 and 2009 were ¥10,036 million and ¥7,308 million ($74 million), respectively.

20. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Commitments to extend credit	¥181,341	¥99,915	$1,008
Commitments to invest in partnerships	124,154	69,320	699

At March 31, 2009, these commitments had the following expirations:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥99,915	¥61,524	¥35,198	¥400	¥2,793
Commitments to invest in partnerships	69,320	26,889	11,290	15,270	15,871

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$1,008	$621	$355	$4	$28
Commitments to invest in partnerships	699	271	114	154	160

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥10,760 million as of March 31, 2008 and ¥30,552 million ($308 million) as of March 31, 2009.

Nomura has commitments to enter into resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥2,338 billion for resale agreements and ¥5,579 billion for repurchase agreements at March 31, 2008 and ¥1,890 billion ($19.06 billion) for resale agreements and ¥3,011 billion ($30.37 billion) for repurchase agreements at March 31, 2009.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura undertakes obligations to return debt and equity securities borrowed without collateral of ¥462 billion and ¥96 billion ($0.97 billion) at March 31, 2008 and 2009, respectively.

As a member of securities clearing houses and exchanges, Nomura may be required to pay a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31 2008 and 2009 were ¥37,823 million and ¥46,467 million ($469 million), respectively. A portion of such rentals is paid to NLB, an affiliated company. Also, see Note 19 “Affiliated companies and other equity-method investees”.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2008	2009	2009
Lease deposits	¥9,246	¥9,175	$93
Rent paid during the year	4,912	5,432	55

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2008:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Present value of minimum lease payments(1)	¥1,333	¥501	¥374	¥251	¥164	¥42	¥1

(1)	As interest is not material, it is not shown separately.

Presented below is a schedule of future minimum lease payments under capital leases as of March 31, 2009:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Present value of minimum lease payments(1)	¥1,150	¥500	¥372	¥224	¥53	¥1	¥—

	Translation into millions of U.S. dollars
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Present value of minimum lease payments(1)	$12	$5	$4	$2	$1	$0	$—

(1)	As interest is not material, it is not shown separately.

Office buildings, land, equipment and facilities in the consolidated balance sheet include capital leases in the amount of ¥1,350 million and ¥977 million ($10 million) at March 31, 2008 and 2009 respectively.

Presented below is a schedule of future minimum rental payments under non-cancellable operating leases with remaining terms exceeding one year as of March 31, 2008:

Millions of yen
Year ended March 31, 2008
Total minimum lease payments	¥57,884
Less: Sublease rental income	(19,789)

Net lease payments	¥38,095

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	¥57,884	¥12,765	¥10,068	¥8,290	¥6,709	¥5,557	¥14,495

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2009:

	Millions of yen	Translation into millions of U.S. dollars
	Year ending March 31, 2009
Total minimum lease payments	¥80,901	$816
Less: Sublease rental income	(17,495)	(177)

Net lease payments	¥63,406	$639

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	¥80,901	¥17,602	¥16,250	¥10,575	¥8,578	¥6,166	¥21,730

	Translation into millions of U.S. dollars
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	$816	$178	$164	$107	$87	$62	$218

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities, and tax increases.

Contingencies—

Lawsuits and other legal proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to these consolidated financial statements.

Guarantees—

FIN 45 specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the FIN 45 definition of guarantees. For the year ended March 31, 2008, the population of derivative contracts disclosed included credit derivatives, Nomura adopted FSP FAS 133-1 and FIN 45-4 during the year ended March 31, 2009 and as a result no longer includes credit derivatives in these disclosures.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheet. Nomura believes that notional amounts generally overstate its risk exposure. Because the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts.

The following table shows information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2008		2009
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value(1)	Maximum Potential Payout/ Notional Total(1)	Carrying value(1)	Maximum Potential Payout/ Notional Total(1)
Derivative contracts	¥3,325,218	¥70,659,948	¥2,091,560	¥43,848,870	$21,095	$442,248
Standby letters of credit and other guarantees(2)	756	6,438	1	9,270	0	93

(1)	Credit derivatives are disclosed in Note 4, “Derivative instruments and hedging activities” and are excluded from “Derivative Contracts” above.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2008 is ¥ nil and as of March 31, 2009 is ¥6,571 million ($66 million).

The following table shows expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees as of March 31, 2009:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥2,091,560	¥43,848,870	¥25,582,543	¥5,650,533	¥2,590,171	¥10,025,623
Standby letters of credit and other guarantees	1	9,270	8,965	98	—	207

	Translation into millions of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$21,095	$442,248	$258,018	$56,990	$26,124	$101,116
Standby letters of credit and other guarantees	0	93	90	1	—	2

21. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Net income (loss), is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current presentation, including the reclassification of the defined contribution pension plan business that was previously included in Asset Management to Other business in the second quarter of the fiscal year ending March 31, 2009.

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2008
Non-interest revenue	¥395,887	¥145,192	¥81,305	¥74,795	¥84,710	¥65,462	¥847,351
Net interest revenue	6,131	(49,595)	1,804	(10,002)	4,031	37,706	(9,925)

Net revenue	402,018	95,597	83,109	64,793	88,741	103,168	837,426
Non-interest expenses	279,702	321,794	60,336	11,473	54,790	123,750	851,845

Income (loss) before income taxes	¥122,316	¥(226,197)	¥22,773	¥53,320	¥33,951	¥(20,582)	¥(14,419)

Year ended March 31, 2009
Non-interest revenue	¥287,750	¥(146,335)	¥62,132	¥(62,319)	¥56,463	¥158,601	¥356,292
Net interest revenue	4,107	(10,919)	1,367	(7,556)	3,326	(10,853)	(20,528)

Net revenue	291,857	(157,254)	63,499	(69,875)	59,789	147,748	335,764
Non-interest expenses	273,620	417,387	120,910	15,398	52,409	211,949	1,091,673

Income (loss) before income taxes	¥18,237	¥(574,641)	¥(57,411)	¥(85,273)	¥7,380	¥(64,201)	¥(755,909)

	Translation into millions of U.S. dollars
Year ended March 31, 2009
Non-interest revenue	$2,902	$(1,476)	$627	$(629)	$569	$1,600	$3,593
Net interest revenue	42	(110)	13	(76)	34	(110)	(207)

Net revenue	2,944	(1,586)	640	(705)	603	1,490	3,386
Non-interest expenses	2,760	4,210	1,219	155	529	2,137	11,010

Income (loss) before income taxes	$184	$(5,796)	$(579)	$(860)	$74	$(647)	$(7,624)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen			Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009		2009
Net gain (loss) on trading related to economic hedging transactions	¥(9,740)	¥64,152		$647
Realized gain (loss) on investments in equity securities held for operating purposes	1,474	(2,363)		(24)
Equity in earnings (loss) of affiliates	4,743	(718)		(7)
Corporate items	(13,424)	(70,533	)(1)	(711)
Others	(3,635)	(54,739	)(2)	(552)

Total	¥(20,582)	¥(64,201)		$(647)

(1)	The increase of corporate items are mainly due to the increase of Compensation and benefits and Occupancy and related depreciation from the business combination with Lehman which occurred during October 2008.
(2)	Includes impairment losses of affiliated companies equities and other equity-method investees of ¥98 billion ($0.99 billion) which are not part of the 5 business segments and also gains from changes in the fair value of the financial liabilities due to SFAS 159.

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2009
Net revenue	¥837,426	¥335,764	$3,386
Unrealized loss on investments in equity securities held for operating purposes	(50,169)	(23,137)	(233)

Consolidated net revenue	¥787,257	¥312,627	$3,153

Non-interest expenses	¥851,845	¥1,091,673	$11,010
Unrealized loss on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥851,845	¥1,091,673	$11,010

Loss before income taxes	¥(14,419)	¥(755,909)	$(7,624)
Unrealized loss on investments in equity securities held for operating purposes	(50,169)	(23,137)	(233)

Consolidated loss before income taxes	¥(64,588)	¥(779,046)	$(7,857)

Geographic Information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated on a revenues-and-expenses-from-external-customers-basis. Income (loss) before income taxes have been allocated on an including-intersegment-revenues-and-expenses-basis.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2008	2009	2009
Net revenue:
Americas	¥66,071	¥17,748	$179
Europe	5,952	(170,718)	(1,722)
Asia and Oceania	38,302	18,781	190

Sub-total	110,325	(134,189)	(1,353)
Japan	676,932	446,816	4,506

Consolidated	¥787,257	¥312,627	$3,153

Income (loss) before income taxes:
Americas	¥(149,205)	¥(165,202)	$(1,666)
Europe	(92,745)	(412,021)	(4,156)
Asia and Oceania	6,140	(81,429)	(821)

Sub-total	(235,810)	(658,652)	(6,643)
Japan	171,222	(120,394)	(1,214)

Consolidated	¥(64,588)	¥(779,046)	$(7,857)

Long-lived assets:
Americas	¥99,993	¥100,241	$1,011
Europe	54,424	62,690	632
Asia and Oceania	7,454	30,804	311

Sub-total	161,871	193,735	1,954
Japan	336,867	312,893	3,156

Consolidated	¥498,738	¥506,628	$5,110

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2008 and 2009.

2. Unconsolidated Financial Statements

(1) Unconsolidated Financial Statements

1. Balance Sheets

		104th Fiscal Year March 31, 2008	105th Fiscal Year March 31, 2009
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
(ASSETS)
Current Assets
Cash and time deposits		1,416	1,225
Certificate deposits		18,800	20,500
Money held in trust		78,533	57,077
Short-term loans receivable	*4	2,068,347	1,659,355
Advance payments to customers and others		14	44
Accounts receivable	*4	76,783	15,028
Accrued income		24,515	20,804
Refundable taxes receivable		—	53,830
Deferred tax assets		1,370	25,512
Other current assets		2,354	3,912
Allowance for doubtful accounts		(6)	(4,817)

Total Current Assets		2,272,127	1,852,470
Fixed Assets
Tangible fixed assets	*1	52,216	55,877
Buildings		16,688	20,446
Furniture & fixtures		26,688	26,591
Land		8,839	8,839
Intangible assets		142,339	110,217
Software		142,339	110,217
Investments and others		1,983,128	1,662,943
Investment securities	*2	156,267	118,980
Investments in subsidiaries and affiliates (at cost)	*2	1,286,638	1,158,141
Other securities of subsidiaries and affiliates		26,021	24,111
Contributions to capital		767	767
Long-term loans receivable from subsidiaries and affiliates		309,000	135,000
Long-term guarantee deposits	*4	49,548	42,671
Long-term prepaid expenses		1,332	918
Deferred tax assets		131,793	155,297
Other investments		21,794	27,118
Allowance for doubtful accounts		(32)	(57)

Total Fixed Assets		2,177,683	1,829,038

TOTAL ASSETS		4,449,810	3,681,507

		104th Fiscal Year March 31, 2008	105th Fiscal Year March 31, 2009
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
(LIABILITIES)
Current Liabilities
Short-term borrowings	*4	1,446,500	470,000
Bond due within one year		50,000	60,000
Deposits received		1,032	1,097
Accounts payable		23,051	29,746
Accrued expenses		12,617	11,362
Collaterals received	*4	57,035	39,663
Accrued income taxes		11,296	2
Accrued bonuses for employees		259	245
Other current liabilities		172	171

Total Current Liabilities		1,601,961	612,287
Long-term liabilities
Bonds payable		354,930	695,446
Convertible bonds payable		—	110,000
Long-term borrowings		1,067,000	1,018,000
Other long-term liabilities		2,257	1,693

Total Long-term liabilities		1,424,188	1,825,139

TOTAL LIABILITIES		3,026,149	2,437,425

		104th Fiscal Year March 31, 2008	105th Fiscal Year March 31, 2009
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
(NET ASSETS)
Shareholder’s equity
Common stock		182,800	321,765
Capital reserves
Additional paid-in capital		112,504	251,469

Total capital reserves		112,504	251,469
Earned surplus
Earned surplus reserve		81,858	81,858
Other Earned surplus
Reserve for specified fixed assets		16	13
General reserve		994,000	994,000
Earned surplus carried forward		79,442	(382,199)

Total earned surplus		1,155,315	693,673
Treasury stock		(78,296)	(74,554)

Total shareholder’s equity		1,372,324	1,192,353
Valuation and translation adjustments
Net unrealized gain on investments		34,914	16,157
Deferred gains or loss on hedges		5,023	8,456

Total valuation and translation adjustments		39,936	24,613
Subscription rights to shares		11,401	27,116

TOTAL NET ASSETS		1,423,661	1,244,082

TOTAL LIABILITIES AND NET ASSETS		4,449,810	3,681,507

2. Income Statements

		104th Fiscal Year from April 1, 2007 to March 31, 2008	105th Fiscal Year from April 1, 2008 to March 31, 2009
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
Operating revenue
Property and equipment fee revenue	*1	103,971	116,478
Rent revenue	*2	37,890	38,450
Royalty on trademark	*3	19,870	14,088
Dividend from subsidiaries and affiliates		228,462	143,552
Others	*4	29,457	27,502

Total operating revenue	*8	419,649	340,071
Operating expenses
Compensation and benefits		15,039	21,884
Rental and maintenance	*5	44,742	42,954
Data processing and office supplies	*6	33,850	37,802
Depreciation and amortization		44,002	54,056
Taxes		1,750	1,371
Others	*7	6,703	12,174
Interest expenses		29,183	34,529

Total operating expenses	*8	175,269	204,768

Operating income		244,380	135,303

Non-operating revenue
Dividends received		2,708	2,347
Investment enterprise partnerships revenue		492	189
Others		170	240

Total non-operating revenue	*8	3,369	2,776
Non-operating expenses
Investment enterprise partnerships loss		607	6,701
Stock issuance costs		—	1,623
Bond issuance costs		566	2,027
Others		345	547

Total non-operating expenses	*8	1,518	10,898

Ordinary income		246,231	127,181

Special profits
Gain on sales of investment securities		7,300	2,577
Gain on sales of fixed assets		—	162

Total special profits		7,300	2,739
Special losses
Loss on sales of investment securities		1,106	636
Loss on devaluation of investment securities		2,155	8,451
Loss on devaluation of investments in and contributions to subsidiaries and affiliates		224,565	555,926
Loss on abandonment of fixed assets		3,221	2,564

Total special losses		231,048	567,577

Income (loss) before income taxes		22,483	(437,658)

Income taxes—current		13,445	(6,949)
Income taxes—deferred		(44,946)	(36,997)

Total income taxes		(31,501)	(43,946)

Net income (loss)		53,985	(393,712)

3. Unconsolidated Statement of Changes in Net Assets

(104th Fiscal Year from April 1, 2007 to March 31, 2008)

	(Millions of yen)
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2007	182,800	112,504	1,458	113,962
Change in the term
Disposal of treasury stock			(1,458)	(1,458)

Total change in the term	—	—	(1,458)	(1,458)

Balance at March 31, 2008	182,800	112,504	—	112,504

	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at March 31, 2007	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903
Change in the term
Cash dividends				(86,866)	(86,866)		(86,866)
Reversal of reserve for specified fixed assets		(3)		3	—		—
Net income				53,985	53,985		53,985
Purchase of treasury stock						(3,525)	(3,525)
Disposal of treasury stock				(661)	(661)	2,947	828

Total change in the term	—	(3)	—	(33,540)	(33,543)	(579)	(35,579)

Balance at March 31, 2008	81,858	16	994,000	79,442	1,155,315	(78,296)	1,372,324

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2007	67,013	(812)	66,201	1,224	1,475,328
Change in the term
Cash dividends					(86,866)
Net income					53,985
Purchase of treasury stock					(3,525)
Disposal of treasury stock					828
Other-net	(32,099)	5,835	(26,265)	10,177	(16,088)

Total change in the term	(32,099)	5,835	(26,265)	10,177	(51,667)

Balance at March 31, 2008	34,914	5,023	39,936	11,401	1,423,661

(105th Fiscal Year from April 1, 2008 to March 31, 2009)

	(Millions of yen)
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2008	182,800	112,504	—	112,504
Change in the term
Issuance of new stock	138,965	138,965	—	138,965

Total change in the term	138,965	138,965	—	138,965

Balance at March 31, 2009	321,765	251,469	—	251,469

	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at March 31, 2008	81,858	16	994,000	79,442	1,155,315	(78,296)	1,372,324
Change in the term
Issuance of new stock							277,930
Cash dividends				(64,924)	(64,924)		(64,924)
Reversal of reserve for specified fixed assets		(3)		3	—		—
Net loss				(393,712)	(393,712)		(393,712)
Purchase of treasury stock						(91)	(91)
Disposal of treasury stock				(3,007)	(3,007)	3,832	826

Total change in the term	—	(3)	—	(461,640)	(461,643)	3,742	(179,971)

Balance at March 31, 2009	81,858	13	994,000	(382,199)	693,673	(74,554)	1,192,353

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2008	34,914	5,023	39,936	11,401	1,423,661
Change in the term
Issuance of new stock					277,930
Cash dividends					(64,924)
Net loss					(393,712)
Purchase of treasury stock					(91)
Disposal of treasury stock					826
Other-net	(18,756)	3,433	(15,323)	15,715	392

Total change in the term	(18,756)	3,433	(15,323)	15,715	(179,579)

Balance at March 31, 2009	16,157	8,456	24,613	27,116	1,244,082

[Significant Accounting Policies]

104th Fiscal Year	105th Fiscal Year
1. Basis and Methods of Valuation for Financial Instruments	1. Basis and Methods of Valuation for Financial Instruments

(1) Other securities	(1) Other securities

a. Securities with market value	a. Securities with market value

Recorded at market value.	Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net Assets” on the balance sheet.

(Same as left)

b. Securities with no market value	b. Securities with no market value

Recorded at cost using the moving average method or amortized cost.	(Same as left)

With respect to investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

(2) Stocks of subsidiaries and affiliates	(2) Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method.	(Same as left)

2. Basis and method of valuation for money held in trust	2. Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method	(Same as left)

3. Depreciation and Amortization	3. Depreciation and Amortization

(1) Depreciation of tangible fixed assets	(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.	Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.
The estimated useful lives are generally as follows:	The estimated useful lives are generally as follows:
Buildings 15 – 50 years	Buildings 10 – 50 years
Furniture & fixtures 3 – 10 years	Furniture & fixtures 3 – 10 years

104th Fiscal Year	105th Fiscal Year
(Change in Accounting)

Due to the revision of the Japanese Corporation Tax Law, the depreciation method of tangible fixed assets acquired on or after April 1, 2007 is changed in accordance with the revised Japanese Corporation Tax Law.	—
As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 313 million yen.

(Additional information)

Along with the revision of the Japanese Corporation Tax Law in 2007, the remaining 5 % of the asset value of tangible fixed assets acquired before April 1, 2007 which have been depreciated to 95% of the acquisition price by the previous business year would be depreciated to the nominal value of 1 yen in equal annual installments over 5 years, and this amount is included in “Depreciation and amortization.”	—
As a result, “Operating income,” “Ordinary income,” and “Income before income taxes” are reduced by 295 million yen.

(2) Amortization of intangible assets	(2) Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.	(Same as left)
The useful lives of software were based on those determined internally.

4. Deferred Assets (1) Stock issuance costs Stock Issuance Costs are Expensed upon incurred (2) Bond issuance costs Bond issuance costs are expensed upon incurred

4. Translation of Assets and Liabilities Denominated in Foreign Currencies	5. Translation of Assets and Liabilities Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

(Same as left)

5. Provisions	6. Provisions

(1) Allowance for doubtful accounts	(1) Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(Same as left)

(2) Accrued bonuses	(2) Reserve for bonus payment

To prepare for payments of bonuses to employees, the estimated amount was recorded in accordance with the prescribed calculation method.	(Same as left)

104th Fiscal Year	105th Fiscal Year
6. Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.	—

7. Hedging Activities	7. Hedging Activities

(1) Hedge accounting	(1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(Same as left)

(2) Hedging instruments and hedged item	(2) Hedging instruments and hedged item

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans

(Same as left)

(3) Hedging policy	(3) Hedging policy

As a general rule, the interest rate risk on bonds is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.	(Same as left)

(4) Valuating the validity of hedging instruments	(4) Valuating the validity of hedging instruments

The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.	(Same as left)

8. Other Important Items as Basis of Financial Statements	8. Other Important Items as Basis of Financial Statements

(1) Accounting for consumption taxes	(1) Accounting for consumption taxes

Consumption taxes are accounted for based on the tax exclusion method.	(Same as left)

(2) Application of consolidated tax return system	(2) Application of consolidated tax return system

The Company applies consolidated tax return system.	(Same as left)

[Change in Accounting]

104th Fiscal Year	105th Fiscal Year
Lease Accounting

—	The Company adopted the Accounting Standard Board of Japan (“ASBJ”) Statement No. 13, “Accounting Standard for Lease Transactions” and the ASBJ Guidance No. 16, “Guidance on Accounting Standard for Lease Transactions”, effective from this fiscal year, and therefore the Company now treat the lease transactions in a manner similar to the ordinary sale and purchase transaction. However, the finance leases entered into prior to April 1, 2008 that are not deemed to transfer ownership of the leased property to the lessee, the Company continues to treat them as operating leases. The change had no affect on the Company’s profit or loss.

Consolidation Accounting

—	The Company adopted the ASBJ Guidance No. 22, “Revised Guidance on determining a subsidiary and an affiliate” effective from this fiscal year. This adoption had no affect on the Company’s profit or loss.

[Change in Representation]

104th Fiscal Year	105th Fiscal Year
(Current Assets)

“Certificate deposits “included in “Cash and time deposits” as of March 31, 2007, is separately specified as of March 31 2008, along with amendment to “ Practical Guideline on Accounting Standard for Financial Instruments” (Accounting Committee Report No.14, July 4, 2007). “Certificate deposits” included in “Cash and time deposit” as of March 31, 2007 is 14,700 million yen.	—

[Notes to the Financial Statements]

(Balance Sheets)

104th Fiscal Year		105th Fiscal Year
*1. Accumulated depreciation on tangible fixed assets:		*1. Accumulated depreciation on tangible fixed assets:

Buildings Furniture & fixtures	¥23,769 (million) 50,221	Buildings Furniture & fixtures	¥25,392 (million) 51,922

Total	73,989	Total	77,313

*2. Securities deposited		*2. Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥41,664 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥28,706 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

3. Financial guarantee (Note) 1		3. Financial guarantee (Note) 1

Principal and coupons of ¥198,200 million bonds issued by Nomura Securities Co., Ltd. ¥198,200 million		Principal and coupons of ¥98,200 million bonds issued by Nomura Securities Co., Ltd. ¥98,200 million

Commercial Paper with face value of US$348,000 thousand and €702,000 thousand issued by Nomura International plc and derivative transactions worth US$550,589 thousand executed by Nomura International plc

¥201,079 million (Note) 2

Commercial Paper with face value of US$418,000 thousand and €12,000 thousand issued by Nomura International plc and the guarantee provided in relation to the futures transactions of ¥6,055 million, the guarantee provided in relation to the repurchase transaction of €5,073 thousand, and derivative transactions worth US$884,855 thousand executed by Nomura International plc

¥136,251 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of ¥1,400 million. ¥1,400 million (Note) 2		Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of ZAR1,070,000 thousand. ¥10,861 million

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$4,099,700 thousand, €3,000,500 thousand, AU$193,700 thousand, and ¥2,011,400 million.

¥2,914,568 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of US$1,059,500 thousand, €1,982,500 thousand, AU$209,850 thousand, and CAN$1,500 thousand, ¥1,869,135 million.

¥2,244,796 million (Note) 2

Swap transactions worth US$550,254 thousand executed by Nomura Global Financial Products Inc. ¥55,130 million (Note) 2		Swap transactions worth US$410,771 thousand executed by Nomura Global Financial Products Inc. ¥40,350 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Bank International plc with face value of US$42,680 thousand, €3,000 thousand, AU$15,000 thousand, and ¥13,000 million. ¥19,127 million		Principal and coupons of medium-term notes issued by Nomura Bank International plc with face value of US$304,800 thousand, €7,000 thousand, AU$17,000 thousand, and ¥39,200 million. ¥71,189 million

104th Fiscal Year	105th Fiscal Year
Guarantee of US$168 thousand in settlement of stock deals by Instinet Singapore Service Private Limited ¥17 million

Guarantee of US$18 thousand in settlement of stock deals by Instinet Singapore Service Private Limited

¥2 million

Guarantee of US$87 thousand in relation to the derivative and other transactions by Nomura International (Hong Kong) Limited

¥9 million (Note) 2

Guarantee of US$119 thousand in relation to the settlement of stock transaction entered by Nomura Securities Singapore Pte Ltd.

¥12 million

Guarantee of GBP632,958 thousand in relation to the swap transactions entered by Nomura Investment (AH) Limited

¥88,899 million

Guarantee of INR7,791 thousand in relation to the borrowings by Nomura Services India Private Limited

¥15 million

Guarantee of INR68,703 thousand in relation to the borrowings by Nomura Structured Finance Services Private Limited

¥134 million

(Note) 1 In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.	(Same as left)
2 Includes co-guarantee with Nomura Securities Co., Ltd.

*4. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:		*4. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:

Short-term loans receivable	¥2,068,347 million	Short-term loans receivable	¥1,659,355 million
Accounts receivable	76,496	Accounts receivable	15,018
Long-term guarantee deposits	48,901	Long-term guarantee deposits	42,101
Short-term borrowings	1,406,500	Short-term borrowings	320,000
Deposits received	57,035	Deposits received	39,663
Besides the above-mentioned, other asset with Subsidiaries and Affiliates are ¥44,454 million.		Besides the above-mentioned, other asset with Subsidiaries and Affiliates are ¥57,749 million.

5. Commitments The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd. and The Nomura Trust and Banking Co., Ltd.		5. Commitments
		The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd. and The Nomura Trust and Banking Co., Ltd.

Nomura Securities Co., Ltd.		Nomura Securities Co., Ltd.
Total commitment available	¥750,000 million	Total commitment available	¥750,000 million
Less amount utilized	¥390,000	Less amount utilized	—

Balance available	¥360,000	Balance available	¥750,000

The Nomura Trust and Banking Co., Ltd.		The Nomura Trust and Banking Co., Ltd.
Total commitment available	¥10,000 million	Total commitment available	¥10,000 million
Less amount utilized	—	Less amount utilized	—

Balance available	¥10,000	Balance available	¥10,000

(Income Statements)

104th Fiscal Year		105th Fiscal Year
*1 “Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.		*1 (Same as left)

*2 “Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.		*2 (Same as left)

*3 “Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.		*3 (Same as left)

*4 “Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.		*4 (Same as left)

*5 Breakdown of Rental and maintenance		*5 Breakdown of Rental and maintenance

Real estate	¥35,833 million	Real estate	¥36,082 million
Furniture and fixtures	8,909	Furniture and fixtures	6,872

Total	44,742	Total	42,954

*6 Breakdown of Data processing and office supplies		*6 Breakdown of Data processing and office supplies

Data processing	¥33,845 million	Data processing	¥37,796 million
Office supplies	5	Office supplies	6

Total	33,850	Total	37,802

*7 Breakdown of Others		*7 Breakdown of Others

Training and data	¥3,018 million	Training and data	¥3,415 million
Water and electricity	1,041	Water and electricity	1,109
Others	2,645	Others	7,649

Total	6,703	Total	12,174

*8     Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:

¥418,541 million

Operating expenses to subsidiaries and affiliates:

¥86,271 million

Non-operating revenue to subsidiaries and affiliates:

¥44 million

Non-operating expenses to subsidiaries and affiliates:

¥1,261 million

*8     Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:

¥340,009 million

Operating expenses to subsidiaries and affiliates:

¥78,853 million

Non-operating revenue to subsidiaries and affiliates:

¥12 million

Non-operating expenses to subsidiaries and affiliates:

¥8,843 million

(Statement of Changes in Net Assets)

(104th Fiscal Year from April 1, 2007 to March 31, 2008)
Treasury Stock
Type of shares	Common stock
End of prior year	57,730,371 shares
Increase	2,344,149 shares
Decrease	2,187,576 shares
End of current year	57,886,944 shares

(Summary of reasons for change)

The principal reasons for increase were as follows:

Results of share buyback program from the market, pursuant to its articles of incorporation in accordance with Article 459-1 of the Companies Act of Japan	1,718,500 shares
Purchasing shares from shareholders whose whereabouts are unknown	553,121 shares
Increase related to requests to purchase shares less than full trading units	72,528 shares

The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	2,174,800 shares
Reduction related to buying to complete full trading units	12,776 shares

(105th Fiscal Year from April 1, 2008 to March 31, 2009)
Treasury Stock
Type of shares	Common stock
End of prior year	57,886,944 shares
Increase	74,263 shares
Decrease	2,833,362 shares
End of current year	55,127,845 shares

(Summary of reasons for change)

The principal reasons for increase were as follows:

Increase related to requests to purchase shares less than full trading units	74,263 shares

The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	2,801,200 shares
Reduction related to buying to complete full trading units	32,162 shares

(Leasing Transactions)

104th Fiscal Year		105th Fiscal Year
1. Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:

1.      Financing lease transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessees entered prior to April 1, 2008 are continued to be accounted for as following the normal rental treatment. The following describes such financing leases.

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessees:

(1) Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)		(1) Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)

	Furniture and fixtures		Furniture and fixtures
Acquisition cost	¥177 million	Acquisition cost	¥177 million
Accumulated depreciation	57	Accumulated depreciation	104

Year-end balance	121	Year-end balance	74

(2) Closing balance of the obligation under lease (See Note below.)		(2) Closing balance of the obligation under lease (See Note below.)

One year or less	¥47 million	One year or less	¥36 million
More than one year	74	More than one year	38

Total	121	Total	74

(3) Lease payments and depreciation expense		(3) Lease payments and depreciation expense

Lease payments	¥175 million	Lease payments	¥47 million
Depreciation expense	¥175 million	Depreciation expense	¥47 million

(4)    The method of calculating the depreciation expense The amount equivalent to the depreciation expense is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.

(4) (Same as left)

(Note)    The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.

(Note) (Same as left)

2. Operating leases are as follows: Closing balance of the obligation under lease		2. Operating leases are as follows: Closing balance of the obligation under lease

One year or less	¥ 2 million	One year or less	¥ 1,889 million
More than one year	7 million	More than one year	14,891 million

Total	10 million	Total	16,780 million

(Securities Held)

(1)	Bonds Held to Maturity

None

(2)	Stocks of Subsidiaries and Affiliates with Market Value (Millions of yen)

	104th Fiscal Year			105th Fiscal Year
	Book Value	Market Value	Difference	Book Value	Market Value	Difference
Subsidiaries	—	—	—	—	—	—
Affiliates	45,794	68,377	22,584	32,143	41,109	8,967

*	During the 105th Fiscal Year, the Company acquired additional shares of the stock of a public company previously held as Other investments and re-categorized them into Investments in subsidiaries and affiliates, due to the increased shareholding ratio. Accordingly, the publicly traded stocks included in Other investments decreased by ¥59 million and Investments in subsidiaries and affiliates increased by ¥3,559 million inclusive of such additional stock acquisition described above.

(3)	Other Securities with Market Value (Millions of yen)

	104th Fiscal Year			105th Fiscal Year
	Cost	Book Value	Difference	Cost	Book Value	Difference
Securities whose book value exceeds cost
Equities	41,584	102,273	60,689	29,389	61,074	31,685
Bonds	—	—	—	—	—	—
Others	2,863	3,663	801	1,510	1,511	1

Subtotal	44,447	105,936	61,489	30,899	62,585	31,686

Securities whose book value does not exceed cost
Equities	10,406	9,044	(1,361)	18,306	15,546	(2,761)
Bonds	—	—	—	—	—	—
Others	6,008	5,638	(369)	2,253	1,772	(481)

Subtotal	16,413	14,683	(1,730)	20,559	17,318	(3,241)

Total	60,860	120,619	59,759	51,459	79,903	28,444

(4)	Securities without Market Value (except those referred in (1) and (2) above)

	104th Fiscal Year	105th Fiscal Year
	Book Value (Millions of yen)	Book Value (Millions of yen)
Bonds Held to Maturity	—	—
Other Securities	80,469	83,687
Recorded as Current Assets	18,800	20,500
Certificate deposits	18,800	20,500
Recorded as Fixed Asset	61,669	63,187
Equities (Unlisted equities, etc.)	23,335	30,426
Bonds (Unlisted bonds, etc.)	—	—
Others	38,334	32,761
Other securities of subsidiaries and affiliates	26,021	24,111
Other	12,313	8,650

(Derivative Transactions)

Statement on derivative transactions is omitted as hedge accounting is applied.

(Tax Effect Accounting)

104th Fiscal Year			105th Fiscal Year
1. Breakdown of deferred tax assets and liabilities			1. Breakdown of deferred tax assets and liabilities
Deferred tax assets			Deferred tax assets

Loss on devaluation of securities	¥235,116	million	Loss on devaluation of securities	¥418,217	million
Loss on devaluation of fixed assets	4,136		Operating losses	40,007
Loss on abandonment of fixed assets	1,476		Loss on devaluation of fixed assets	4,166
Others	3,536		Others	7,254

Sub Total deferred tax assets	244,263		Sub Total deferred tax assets	469,645
Valuation reserve	(83,265)		Valuation reserve	(271,125)

Total deferred tax assets	160,998		Total deferred tax assets	198,520
Deferred tax liabilities			Deferred tax liabilities
Net unrealized gain on investments	(24,369)		Net unrealized gain on investments	(11,228)
Reserve for specified fixed assets	(11)		Reserve for specified fixed assets	(9)
Others	(3,454)		Others	(6,474)

Total deferred tax liabilities	(27,835)		Total deferred tax liabilities	(17,711)

Net deferred tax assets	133,163		Net deferred tax assets	180,809

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application			2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application

Statutory effective tax rate	41.0%		Statutory effective tax rate	41.0%
(Adjustments)			(Adjustments)
Permanent differences excluded from revenues	(417.0)		Permanent differences excluded from revenues	13.5
Permanent differences excluded from expenses	14.6		Permanent differences excluded from expenses	(1.3)
Valuation reserve	214.7		Valuation reserve	(42.9)
Accumulated earning tax of overseas subsidiaries	9.1		Accumulated earning tax of overseas subsidiaries	(0.2)
Income taxes - prior year adjustments	(1.8)		Income taxes - prior year adjustments	(0.3)
Others	(0.8)		Others	0.3

Corporate tax rate after tax effect accounting	(140.1)		Corporate tax rate after tax effect accounting	10.0

(Information on Per Share Data)

104th Fiscal Year		105th Fiscal Year
Shareholders’ equity per share	¥740.17	Shareholders’ equity per share	¥466.99
Net income per share	¥ 28.27	Net loss per share	¥202.62
Net income per share – diluted	¥ 28.07	Net income per share – diluted	¥ —

(Notes)

         1. Although there were dilutive shares, no net loss per share data was presented due to the net loss for the 105th fiscal year.

         2. The base data for calculating net income per share are as follows:

	104th Fiscal Year	105th Fiscal Year
Net income per share
Net income (Millions of yen)	53,985	(393,712)
Amount which does not belong to shareholders of common stock (Millions of yen)	—	—
Net income which belong to common stock (Millions of yen)	53,985	(393,712)
Average number of common stock during the fiscal year (Thousands of shares)	1,909,540	1,943,086

Net income per share – diluted
Adjustment on net income (Millions of yen)	—	—
Increase of common stock (Thousands of shares)	13,544	—
(Increase due to stock acquisition right (Thousands of shares))	13,544	—

Common stock equivalents which are not included in the net income per share – diluted as they have no dilutive effect

(Stock Acquisition Right)

Stock Acquisition Right No.11

(Resolved on June 28, 2006)
Stock Acquisition Right No.15

(Resolved on July 12, 2007)

Stock Acquisition Right No.16

(Resolved on June 27, 2007)

See also “Item 4 Company Information, 1. Share Capital Information, (2) Stock Options”

(Stock Acquisition Right)

No stock acquisition right or subordinated unsecured convertible bonds had dilutive effects due to the net loss for the year. See also “Item 4 Company Information, 1. Share Capital Information, (2) Stock Options”

[Significant Subsequent Events]

104th Fiscal Year	105th Fiscal Year
None

1        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 17, 2009, the Company issued the Twelfth Series of Unsecured Straight Bonds as of June 18, 2009.

(1)     The name of bonds

12th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

49.2 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

1.72% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 18, 2012

(7)     Use of proceeds

Operating capital

2        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 17, 2009, the Company issued the Thirteenth Series of Unsecured Straight Bonds as of June 15, 2009.

(1)     The name of bonds

13th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

80.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

1.72% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 15, 2012

(7)     Use of proceeds

Operating capital

104th Fiscal Year	105th Fiscal Year

3        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 17, 2009, the Company issued the Fourteenth Series of Unsecured Straight Bonds as of June 15, 2009.

(1)     The name of bonds

14th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

22.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

6 months JPY-Libor-BBA plus 0.90% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 15, 2012

(7)     Use of proceeds

Operating capital

4        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 17, 2009, the Company issued the Fifteenth Series of Unsecured Straight Bonds as of June 15, 2009.

(1)     The name of bonds

15th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

75.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

2.01% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 13, 2014

(7)     Use of proceeds

Operating capital

[Translation]

Report of Independent Auditors

June 30, 2008

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2007 to March 31, 2008 which comprise the consolidated balance sheet, the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2008, and the consolidated results of their operations and their cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America (refer to Note 1 to the consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

[Translation]

Report of Independent Auditors

June 29, 2009

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

Audit of Financial Statements

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2008 to March 31, 2009 which comprise the consolidated balance sheet, the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2009, and the consolidated results of their operations and their cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America (refer to Note 1 to the consolidated financial statements).

Audit of Internal Control

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) pursuant to the audit requirement of the rule specified in the Article 193-2, Section 2 of the Financial Instruments and Exchange Act. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to independently express an opinion on the Company’s internal control over financial reporting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB Standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

Additional Information

We conducted the audit of the Company’s internal control over financial reporting as of March 31, 2009, based on the COSO criteria. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follow:

1.	An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.	Under the Japanese Standards, the audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements. Under the PCAOB Standards, the audit scope includes internal control on preparation of the financial statements contained in the “financial condition” section, as defined above.

3.	The audit covers internal controls performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal controls are not covered under the PCAOB Standards.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

[Translation]

Report of Independent Auditors

June 30, 2008

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 104th fiscal period from April 1, 2007 to March 31, 2008 which comprise the balance sheet, the statements of income and changes in net assets, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2008, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*1.	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.
2.	The financial statements referred to above do not include the data themselves provided via XBRL.

[Translation]

Report of Independent Auditors

June 29, 2009

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 105th fiscal period from April 1, 2008 to March 31, 2009 which comprise the balance sheet, the statements of income and changes in net assets, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2009, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*1.	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.
2.	The financial statements referred to above do not include the data themselves provided via XBRL.

Confirmation Letter

1 [Appropriateness of Annual Securities Report]

Kenichi Watanabe, President and Chief Executive Officer, and Masafumi Nakada, Executive Managing Director and Chief Financial Officer, have confirmed that the annual securities report of Nomura Holdings, Inc. for the year ended March 31, 2009 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

Management’s Report on Internal Control Over Financial Reporting

1 [Framework of Internal Control over Financial Reporting]

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Nomura. Management has established and maintained internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO framework”).

2 [Scope, Reference Date, and Method of Evaluation]

Management, with the participation of Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in the COSO framework. The reference date of evaluation was as of March 31, 2009.

3 [Report of Result of Evaluation]

Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2009.

4 [Comments]

The key differences between the standards generally accepted in the United States which Nomura adopts for the evaluation of internal control over financial reporting (“U.S. standards”) and that of Japanese (“Japanese standards”) are:

- Under the U.S. standards, the financial reporting which is subject to the internal control requirements only includes the consolidated financial statements. Under the Japanese standards, the financial reporting which is subject to the internal control requirements includes financial statements, including consolidated financial statements, and other disclosures that have material effects on reliability of financial statements.

- Under the U.S. standards, the scope of internal control over financial reporting includes the parent company and its consolidated entities. Under the Japanese standards, the scope of internal control over financial reporting includes the parent company, its consolidated entities, and the affiliated companies that are accounted for by using the equity method.

5 [Special Comments]

There is no special comment to be stated.